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As filed with the Securities and Exchange Commission on December 5, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM S-1
 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMMUNICON CORPORATION
 (Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3826 (Primary Standard Industrial Classification Code No.)	23-2269490 (I.R.S. Employer Identification No.)

3401 Masons Mill Road, Suite 100
Huntingdon Valley, Pennsylvania 19006
(215) 830-0777

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Edward L. Erickson
Chairman, President and Chief Executive Officer
Immunicon Corporation
3401 Masons Mill Road, Suite 100
Huntingdon Valley, Pennsylvania 19006
(215) 830-0777
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Stephen A. Jannetta, Esq.	James L. Wilcox, Chief Counsel	Donald J. Murray, Esq.
James W. McKenzie, Jr., Esq.	Immunicon Corporation	Dewey Ballantine LLP
Morgan, Lewis & Bockius LLP	3401 Masons Mill Road, Suite 100	1301 Avenue of the Americas
1701 Market Street	Huntingdon Valley, Pennsylvania 19006	New York, New York 10019
Philadelphia, Pennsylvania 19103	(215) 830-0777	(212) 259-8000
(215) 963-5000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE(1)

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, par value $0.001 per share	$86,250,000	$6,978

(1)
In accordance with Rule 457(o) under the Securities Act of 1933, the number of shares being registered and the proposed maximum offering price per share are not included in this table.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

PRELIMINARY PROSPECTUS	Subject to Completion	December 5, 2003

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                          Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the                            shares of common stock offered by this prospectus. We expect the public offering price to be between $                    and $                    per share.

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol "IMMC."

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page     of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                           shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                                 and our total proceeds, before expenses, will be $                    .

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about                           , 2004.

Sole Book-Running Manager

UBS Investment Bank

SG Cowen
Legg Mason Wood Walker
Incorporated
Adams, Harkness & Hill, Inc.

IMMUNICON

Products and Technology Overview

The instrumentation systems, associated reagent kits and ancillary products below use proprietary technologies for the isolation, labeling, presentation and characterization of rare cells in blood. Our initial products for cancer research and *in vitro* diagnostics are based on the analysis of circulating tumor cells, or CTCs, from solid tumors, such as breast cancer.

cellsave™ *preservative tube*

The CellSave Preservative Tube is used for the collection of peripheral blood samples and preservation of cells in the sample.

CellSearch™ Epithelial Cell Kit

The CellSearch Epithelial Cell Kit is used for cellular analysis in conjunction with our CellSpotter and CellTracks Analyzers. The kit incorporates our proprietary magnetic nanoparticles (ferrofluids), fluorescent labeling reagents and disposable cell presentation cartridges. Veridex, LLC, a Johnson & Johnson company, will perform final manufacturing operations and market the finished kit as a Veridex product.

celltracks™ *autoprep system*

The CellTracks AutoPrep System is an automated sample preparation instrument that processes up to eight blood samples in a batch using the CellSearch Epithelial Cell Kit. Reagents are added to each sample, various other processing steps are performed and the processed samples are dispensed into removable and disposable cartridges each in a MagNest Cell Presentation Device.

cellspotter™ *analyzer*

The CellSpotter Analyzer is a semi-automated fluorescence microscope, which is used to count and characterize selected and labeled cells of interest.

celltracks™ *MagNest*

The CellTracks MagNest Cell Presentation Device is a patented magnet configuration, which holds a proprietary, removable and disposable plastic cartridge for magnetically displaying and presenting cells for analysis.

celltracks™ *analyzer*

The CellTracks Analyzer is an automated scanning cytometer, which is used to count cells of interest and characterize them based on quantitative measurement of fluorescent signals.

Only the CellSave Preservative Tube has received FDA 510(k) clearance for in vitro diagnostic use in cancer indications.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including                           , 2004 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	8
Forward-looking statements	25
Use of proceeds	26
Dividend policy	27
Capitalization	28
Dilution	30
Selected consolidated financial data	32
Management's discussion and analysis of financial condition and results of operations	34
Business	45
Scientific advisory board	74
Management	75
Certain relationships and related party transactions	92
Principal stockholders	94
Description of capital stock	98
Shares eligible for future sale	103
Underwriting	105
Legal matters	108
Experts	108
Where you can find additional information	109
Index to consolidated financial statements	F-1

Immunicon is a registered trademark of Immunicon Corporation. The Immunicon logo is a registered stylized trademark of Immunicon Corporation. CellTracks EasyCount, EasyCount, CellTracks MagNest, CellPrep, CellSave, CellSpotter, CellTracks, AutoPrep and IMMC are trademarks of Immunivest Corporation, a wholly owned subsidiary of Immunicon Corporation. The CellTracks Analyzer logo, CellTracks AutoPrep logo, CellSave Preservative Tube logo, and CellSpotter Analyzer logo are stylized trademarks of Immunivest Corporation. CellSearch is a registered trademark of Johnson & Johnson. All other trademarks appearing in this prospectus are the property of their respective holders.

Prospectus summary

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss under "Risk factors", and our financial statements and related notes beginning on page F-1.

Unless the context requires otherwise, the words "Immunicon," "we," "company," "us" and "our" refer to Immunicon Corporation and our subsidiaries.

OUR BUSINESS

We are developing and commercializing proprietary cell-based research and diagnostic products with an initial focus on cancer. We believe that our current and future products can provide significant clinical benefits by giving physicians better information to understand, diagnose, treat and monitor cancer. We design our products to provide physicians and scientists with clinically meaningful information earlier than current diagnostic methods. Our technologies, which we brand as CellTracks, can identify, count and characterize the presence and quantity of a small number of tumor cells present in a blood sample. Our collaborator, Veridex, LLC, or Veridex, a Johnson & Johnson company, submitted a pre-market notification, or 510(k), to the US Food and Drug Administration, or FDA, in May 2003 for use of the CellSearch Epithelial Cell Kit in the management of metastatic breast cancer. We expect that the CellSearch Epithelial Cell Kit will be the initial product launched by Veridex based on our technologies. We believe that our products and underlying technology platforms have other applications in cancer diagnostics, in the development of cancer drugs and in cancer research. In addition, we believe that our proprietary technologies may have applications in other fields of medicine, such as cardiovascular and infectious diseases.

Our products are based on an integrated system of instruments, reagents and other consumable and ancillary products used to isolate, label, count and analyze tumor cells in the blood, known as circulating tumor cells, or CTCs. CTCs can appear in extremely low number, sometimes as few as one or two CTCs in a test tube of blood that contains billions of cells of various types. Our clinical trials suggest that the presence of even a few CTCs in a blood sample is clinically important and may predict whether a therapy is likely to offer benefits to the patient. We are not aware of any other automated and integrated method capable of reproducibly, reliably and cost-effectively counting and characterizing CTCs and other rare cells.

To support commercialization of our products, we have entered into a development, license and supply agreement with Veridex, under which Veridex has exclusive worldwide rights in the field of cancer to make and commercialize any cellular diagnostic products based on our technologies. We expect the product launch of the CellSearch Epithelial Cell Kit and related products to commence for research use only in the first quarter of 2004, and for in vitro diagnostic use in the second half of 2004. Under this agreement, Veridex is obligated to pay us approximately 30% of their net sales from the sale of reagents, test kits and certain other consumable products and disposable items incorporating our technologies.

Based on findings from our clinical trials to date, we believe that our products will enable physicians to predict more accurately and earlier than existing methods the likely time to disease progression and survival in cancer patients, permitting the physician more effectively to:

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select an appropriate cancer therapy;

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monitor the effectiveness of ongoing treatment; and

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change from ineffective cancer therapies sooner.

Moreover, we believe that our products address many of the limitations of currently available cancer diagnostic and research methods and provide physicians and patients with the following additional benefits:

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improved cost-effectiveness of cancer therapies;

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ease of administration relative to imaging techniques such as CT and MRI scans; and

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potentially improved patient outcomes, including quality of life, time to disease progression and survival.

Our research studies suggest that our technologies can detect CTCs in certain solid tumor cancers other than breast cancer, specifically prostate, colorectal, lung and ovarian cancers, at various stages of disease. We are also developing a product based largely on our existing platforms and reagents to detect and analyze endothelial cells in blood. Endothelial cells are believed to play a role and to have diagnostic utility not only in cancer, but also in autoimmune disorders and cardiovascular diseases. We are also exploring the potential of our technologies to develop products that can detect pathogens in the blood that may be useful in the diagnosis of infectious diseases.

OUR SOLUTION

We believe our fully integrated system represents a potential breakthrough in the understanding, diagnosis, assessment of prognosis, therapy selection and monitoring of cancer. We are developing an integrated array of technologies designed to detect, count and characterize the CTCs that are shed into the blood and ultimately cause the cancer to metastasize, or spread. Our clinical trials indicate that our products yield real-time, quantitative and reproducible results that provide physicians with predictive information to improve patient management. Additionally, our products are designed to address many of the limitations of existing diagnostic tools. We believe that our products can provide the following clinical benefits:

Early diagnosis of cancer

Cancers that are not detectable by current tests may still shed tumor cells into the blood that can be detected by our assays. The earlier the patient is diagnosed, the earlier treatment can be commenced, resulting in improved patient survival. Because our products can detect a small number of CTCs, we believe that our products will enable the physician to diagnose or assess the risk of invasive cancer earlier than existing tools.

Effective tools for diagnosis, staging and selection of primary therapy

A physician's determination that the cancer has metastasized is extremely important in staging the patient to complete the diagnosis and to select the most appropriate treatment. The presence of CTCs detected by our assay may indicate a more aggressive form of cancer, thereby providing physicians with critical information to guide clinical decisions.

Effective monitoring of post-surgical therapy or for recurrence

The number, trends and characteristics of CTCs during post-surgical treatment may indicate that the disease has not been eliminated and can enable physicians to determine the effectiveness of treatment. Physicians benefit from real-time information, which enables them to change from ineffective therapy and improve patient survival prospects. The periodic monitoring of CTCs using our products following post-surgical therapy may allow for the early detection of recurrence. This will enable the physician to intervene sooner, which may improve patient survival prospects.

Predictive ability to select and monitor therapy in metastatic disease

Our clinical trials have suggested that quantifying CTCs can be an effective tool in predicting the time to disease progression and survival in patients with metastatic breast cancer. Physicians may select a more appropriate cancer therapy based on the presence or absence of CTCs. Our products can be used to analyze CTCs for the presence of specific genes and proteins. This "real-time biopsy" information can be used to select therapies targeted to a specific gene or protein. Today only a few of these treatments exist, but many drug and biotechnology companies are developing these therapies.

In addition, we believe that the first product to be marketed by Veridex, the CellSearch Epithelial Cell Kit, offers benefits that other laboratory tests and imaging tools lack. CTCs have high clinical specificity, which means that healthy individuals generally have zero, or a very small number of detectable CTCs. Our products are blood tests and are easier to administer than imaging techniques such as CT scans or MRI scans. We believe that our products are also more cost-effective than expensive imaging techniques.

We believe also that our products will provide pharmaceutical and biotechnology companies working on new cancer drugs with cost-effective and timely information on the performance of these drugs. For instance, in early drug trials, we believe that the analysis of CTCs will help drug companies to select the right patient population in which to test a new drug and provide early and reliable information on the efficacy of this drug. Although more clinical trials and data will be required, we believe that CTCs may also provide a "surrogate endpoint" as an alternative to survival and other currently accepted result measures for drug approval. Such a surrogate endpoint would permit shorter and less costly late-stage drug trials.

OUR STRATEGY

Our goal is to be a leader in the development and commercialization of proprietary cell analysis products that can deliver high impact clinical and scientific information for use in human diagnostics, life science research and pharmaceutical development. The key elements of our strategy include the following:

Develop and commercialize cancer research and diagnostic products

We are focused primarily on the development and commercialization of products for understanding cancer and diagnosing, staging and monitoring cancer patients. Additionally, we intend to develop diagnostic products to be used alone or in conjunction with current screening methods and for establishing the risk of healthy individuals developing cancer. We have a development, license and supply agreement with Veridex, which we expect will introduce the CellSearch Epithelial Cell Kit and related products in the first quarter of 2004 for research use only for a variety of cancers. We expect the FDA to act in the first half of 2004 on applications for the clearances necessary to market these products for in vitro diagnostic use in metastatic breast cancer. Subject to receipt of these FDA clearances and certain marketing considerations, we currently expect that we and Veridex will launch products for in vitro diagnostic use by year-end 2004.

Develop multiple indications for our cancer diagnostic products

We plan to conduct additional clinical trials using the CellSearch Epithelial Kit in other major cancers including colorectal, prostate and lung cancer and other indications, with the aim of gaining FDA clearance or approval, as appropriate. An additional objective of these trials is to study cancer in earlier, non-metastatic stages of the disease to determine whether CTCs offer valuable information to aid in the management of these patients. Expanded product labeling would help to increase the adoption of our products by physicians and laboratories.

Expand the applications of our technologies beyond cancer

We intend to develop new reagent kits outside the field of cancer where current diagnostic and research tools are limited and where significant market opportunities exist. For example, we are developing an endothelial cell assay that may have application in the field of cardiovascular and autoimmune diseases in addition to cancer. We also have a research program to develop an assay to detect fungal infections, which can be a life threatening condition in patients with suppressed immune function.

Seek commercialization partners for our non-cancer product candidates

In order to maximize the value of our non-cancer product candidates, we may seek strategic alliances with capable, well-capitalized, multinational companies for marketing and distribution. We may consider a direct sales, marketing and service approach, especially when the number of prospective customers is limited or concentrated.

Leverage our proprietary technologies to maximize profitability

Our product portfolio includes instrument systems that are designed to use our reagent kits and disposables exclusively, thus providing recurring revenues from sales of consumable products. Because our underlying platform technologies have already been developed, we expect that the incremental investment to bring new reagent kits to market will be relatively modest.

Continue product improvement

Because our products are an integrated system that includes a number of components, there are multiple opportunities to improve various aspects of the system. We intend to continue to improve instrument throughput, assay performance and clinical utility of our products. We also plan to reduce costs through investment in manufacturing processes and product design to improve production yields, reduce material and component cost and increase product reliability and robustness.

We are a development-stage company. Accordingly, there are numerous risks to our business plan and obstacles we face in implementing it, and we have highlighted these risks under "Risk factors." In particular, we have a limited operating history and have incurred substantial losses in each fiscal year since inception. We incurred net losses of approximately $12.8 million in the nine-month period ended September 30, 2003, and our total deficit incurred through September 30, 2003 since our inception was approximately $58.7 million. We have very limited sales of commercial products, and we anticipate that we will incur substantial losses in the future.

OUR CORPORATE INFORMATION

We were incorporated in the Commonwealth of Pennsylvania as Immunicon Corporation in August 1983. In December 2000, we merged with and into Immunicon Corporation, a Delaware corporation. Our principal executive offices are located at 3401 Masons Mill Road, Suite 100, Huntingdon Valley, Pennsylvania 19006, and our telephone number is (215) 830-0777. Our web site address is www.immunicon.com. We do not intend for the information contained in our web site to be incorporated by reference into, or to form any part of, this prospectus.

The offering

Common stock we are offering	shares
Common stock to be outstanding after this offering	shares
Use of proceeds after expenses	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share. We expect to use the net proceeds from this offering for commercialization of our research and diagnostic products, including manufacturing and clinical trials, other research and development activities, capital expenditures and working capital and other general corporate purposes.
Proposed Nasdaq National Market Symbol	IMMC

The number of shares of our common stock outstanding immediately after the closing of this offering is based on 23,890,847 shares of our common stock outstanding as of September 30, 2003 after giving effect to:

–>
the conversion of all 51,390,552 shares of preferred stock outstanding as of September 30, 2003 into 23,171,576 shares of our common stock, which will become effective at the closing of this offering.

The number of shares of our common stock outstanding immediately after this offering excludes:

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3,363,028 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2003 under our equity compensation plan at a weighted average exercise price of $1.49 per share;

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490,557 shares of our common stock available for future issuance under our equity compensation plan as of September 30, 2003 and 200,000 shares of our common stock that will be available for future issuance under our employee stock purchase plan; and

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319,347 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2003 at a weighted average exercise price of $2.87 per share.

Unless otherwise indicated, all information in this prospectus assumes that:

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the underwriters do not exercise their option to purchase up to             additional shares of our common stock to cover over-allotments, if any; and

–>
the amendment and restatement of our certificate of incorporation, bylaws and equity compensation plan and the establishment of our employee stock purchase plan will be approved and will become effective at the closing of this offering.

Summary consolidated financial data

The following summary financial data for the years ended December 31, 1999, 2000, 2001 and 2002 and for the nine months ended September 30, 2003 have been derived from our audited consolidated financial statements. The summary consolidated financial data as of and for the year ended December 31, 1998 has been derived from our consolidated financial statements audited by Arthur Andersen, LLP. Our summary consolidated financial data for the nine months ended September 30, 2002 is derived from our unaudited financial statements. In our opinion, all adjustments have been included that are necessary for a fair presentation of our financial position and results of operations for the nine months ended September 30, 2002. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The summary consolidated financial data set forth below should be read together with the financial statements and the related notes to those statements, as well as "Management's discussion and analysis of financial condition and results of operations," appearing elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
Statement of operations data:	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)

License revenue	$0	$0	$183	$575	$932	$777	$2,090
Expenses:
Research and development	1,174	3,014	5,109	10,493	15,797	11,959	11,454
General and administrative	614	1,594	2,526	2,662	3,563	2,717	3,185

Total operating expenses	1,788	4,608	7,635	13,155	19,360	14,676	14,639

Operating loss	(1,788)	(4,608)	(7,452)	(12,580)	(18,428)	(13,899)	(12,549)

Interest income (expense), net	(29)	204	498	538	107	252	(238)

Net loss attributable to common stockholders	$(1,817)	$(4,404)	$(6,954)	$(12,042)	$(18,321)	$(13,647)	$(12,787)

Net loss per common share - basic and diluted	$(5.21)	$(7.56)	$(11.60)	$(18.96)	$(28.16)	$(21.00)	$(18.40)

Weighted average common shares outstanding - basic and diluted	349,066	582,633	599,499	634,966	650,663	650,010	694,877

Pro forma basic and diluted net loss per common share (unaudited)(1)					$(1.04)		$(0.65)

Shares used in pro forma basic and diluted net loss per common share (unaudited)(1)					17,555,239		19,688,453

(1)
The pro forma basic and diluted net loss per share reflects the weighted effect of the assumed conversion of convertible preferred stock. See note 2 to our financial statements for information regarding computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share.

The following table contains a summary of our consolidated balance sheet as of September 30, 2003:

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on an actual basis;

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on a pro forma basis to give effect to the conversion of all 51,390,552 shares of our preferred stock outstanding as of September 30, 2003 into 23,171,576 shares of our common stock, which will become effective at the closing of this offering; and

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on a pro forma as adjusted basis to give further effect to the sale of the shares of our common stock we are offering at an assumed initial public offering price of $                                 per share, after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us.

	As of September 30, 2003
Balance sheet data:	Actual	Pro forma	Pro forma as adjusted

	(in thousands)
Cash and cash equivalents	$36,297	$36,297	$
Working capital	29,485	29,485
Total assets	40,426	40,426
Long-term obligations, less current portion	4,203	4,203
Convertible preferred stock	85,115	—
Total stockholders' equity (deficit)	29,085	29,085

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business and our financial condition and results of operations.

RISKS RELATING TO OUR BUSINESS

We have a history of operating losses and might never achieve or maintain profitability.

We are a development-stage company with limited operating history. We have incurred significant net losses since we began operations in 1983, including net losses of $12.0 million for the year ended December 31, 2001, $18.3 million for the year ended December 31, 2002 and $12.8 million for the nine months ended September 30, 2003. As of September 30, 2003, we had a deficit accumulated during our development stage of $58.7 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. Because our operating expenses are likely to increase significantly in the near term, we will need to generate significant additional revenue to achieve profitability. We do not expect to have any operating revenue from the sales of our products until at least the first quarter of 2004 with respect to products for research use only, and until at least the second half of 2004 with respect to products for in vitro diagnostics. Even after we begin selling our products, we expect our losses to continue to increase as a result of ongoing research and development and clinical trial expenses, as well as increased manufacturing, sales and marketing expenses. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders' equity. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, the market value of our common stock will decline.

We are highly dependent on our relationship with Veridex to commercialize products based on our technologies in the field of cancer.

We entered into a development, license and supply agreement with Veridex, under which we granted to Veridex a worldwide exclusive license in the field of cancer to commercialize cell analysis products based on our technologies. We also appointed Veridex as our exclusive sales, invoicing and collection agent for our cancer-related sample preparation and cell analysis systems. Prior to commercialization of the first product resulting from this agreement, Veridex may terminate this agreement with or without reason by providing us with 180 days' prior written notice. Following commercialization of the first product resulting from this agreement, Veridex may terminate this agreement with or without reason by providing us with 24 months' prior written notice. Veridex also may terminate this agreement if we are in material breach or are acquired by a competitor in the field of in vitro diagnostics. In addition, while we have granted Veridex the exclusive right to market, distribute and conduct field, technical, customer service and certain manufacturing finishing operations for these products, this agreement provides that Veridex has very limited obligations to perform these functions. If Veridex were to terminate, fail to meet its obligations under this agreement or fail to deploy adequate resources to commercialize products under this agreement:

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we would incur significant delays and expense in the commercialization of these products;

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we might be unable to enter into a similar agreement with another company with similar resources to commercialize these products and perform these functions on acceptable terms, if at all; and

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we might be unable to commercialize these products or perform these functions successfully ourselves.

Any of these outcomes could result in delays in our ability to generate revenues from the sales of these products, an increase in our expenses and a resulting adverse impact on our operations and financial results, and the value of our common stock would likely decline.

Following commercialization, if we and Veridex are able to generate product sales under our agreement, we are required to invest an amount ranging from between 8.5% and 10% of total net product sales by Veridex, excluding revenue from cell analysis system sales, in research and development for cancer-related cell analysis products.

Our CellTracks Analyzer has experienced delays in development. If we are unable to complete development in a timely manner, Veridex may decide to delay the launch of our initial diagnostic products and may also request us to expend additional funds on enhancements to our CellSpotter Analyzer in parallel with the development of the CellTracks Analyzer.

We have experienced delays in connection with the development of our CellTracks Analyzer cell analysis platform. Higher performance in terms of precision, accuracy and other performance measures will be required for this platform to count and characterize CTCs for both research and in vitro diagnostic use. We are currently implementing design changes to this platform to improve the level of performance, and additional changes may also be required to achieve the desired higher levels of performance. If we are unable to solve the technical problems with the CellTracks Analyzer that have caused these delays, we might be unable to commercialize this product in a timely manner, if at all. In addition, Veridex may decide to delay the launch of the CellSearch Epithelial Cell Kit and other related components for diagnostic use until the CellTracks Analyzer is available to be used in conjunction with this kit. This could reduce our ability to generate revenues from these products and may harm our relationship with Veridex.

If our products and Veridex's products do not achieve market acceptance, we will be unable to generate significant revenues from them.

The future commercial success of our products and of Veridex's products based on our technologies will depend primarily on:

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convincing research, reference and clinical laboratories to conduct validation studies using these products and to offer these products as research tools for scientists and clinical investigators and as diagnostic products to physicians, laboratory professionals and other medical practitioners; and

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convincing physicians, laboratory professionals and other medical practitioners to order tests for their patients involving our technologies.

To accomplish this, we and Veridex will need to convince oncologists, primary care physicians, surgeons, laboratory professionals and other members of the medical and biotechnology communities of the benefits of these products through published papers, presentations at scientific conferences and additional clinical trials. If we and Veridex are not successful in these efforts, the market acceptance for these products could be limited. Additionally, if ongoing or future clinical trials result in unfavorable or inconsistent results, these products may not achieve market acceptance. Other factors that might influence market acceptance of these products include the following:

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evidence of clinical utility;

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convenience and ease of administration;

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availability of alternative and competing diagnostic products;

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cost effectiveness;

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effectiveness of marketing, distribution and pricing strategy;

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publicity concerning these products or competitive products; and

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ability to obtain sufficient third-party coverage or reimbursement.

If these products are unable to gain broad market acceptance, our business will suffer.

We are subject to extensive government regulation. We or Veridex might not be able to obtain all of the approvals and clearances required to commercialize our products, which would significantly harm our business.

The products based on our technologies are generally regulated as medical devices by the FDA and comparable agencies of other countries. In particular, FDA regulations govern, among other things, the activities that we and Veridex perform, including product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales, reporting of certain product failures and distribution.

Most of the products that we plan to develop and commercialize in the US will require either premarket notification, or 510(k) clearance, or premarket approval from the FDA prior to marketing. The 510(k) clearance pathway usually takes from two to twelve months from submission, but can take longer. The premarket approval pathway is much more costly, lengthy, uncertain and generally takes from one to two years or longer from submission. We do not know whether we or Veridex will be able to obtain the clearances or approvals required to commercialize these products.

All of the products that we or Veridex intend to submit for FDA clearance or approval will be subject to substantial restrictions, including, among other things, restrictions on the indications for which we and Veridex may market these products, which could result in lower revenues. The marketing claims we and Veridex will be permitted to make in labeling or advertising regarding our cancer diagnostic products, if cleared or approved by the FDA, will be limited to those specified in any clearance or approval. We expect that initially many of these products will be limited to research use only. In addition, both we and Veridex are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we or Veridex have failed to comply with these requirements, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, including:

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fines, injunctions and civil penalties;

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recall or seizure of our products or Veridex's products;

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operating restrictions, partial suspension or total shutdown of production;

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denial of requests for 510(k) clearances or premarket approvals of product candidates;

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withdrawal of 510(k) clearances or premarket approvals already granted;

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disgorgement of profits; and

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criminal prosecution.

Any of these enforcement actions could affect our ability or Veridex's ability to commercially distribute our products in the US and may also harm our ability to conduct the clinical trials necessary to support the marketing, clearance or approval of these products.

While Veridex submitted a 510(k) to the FDA for the clearance of the CellSearch Epithelial Cell Kit and associated platforms, Veridex may not receive this clearance on a timely basis, if at all. In this case, we and Veridex would be unable to successfully commercialize this product, and our business would suffer.

We will rely significantly on third-party manufacturers to produce many of our products. If these third parties refuse or are unable to successfully manufacture these products, we may be unable to commercialize them.

We have limited commercial manufacturing experience and capabilities. We currently assemble, test and release the CellSpotter and CellTracks Analyzers, as well as bulk reagents and other associated products used with the CellTracks AutoPrep System, at our facility located in Huntingdon Valley, Pennsylvania. We currently have adequate manufacturing capacity to meet anticipated demand for 2004 and 2005. However, in order to meet anticipated demand thereafter, we will have to expand our manufacturing processes and facilities or increase our reliance on third-party manufacturers. Under our agreement with Veridex, we might be required to establish a second manufacturing facility or qualify a contract manufacturer in the future. We might encounter difficulties in expanding our manufacturing processes and facilities or in expanding our relationships with third-party manufacturers and might be unsuccessful in overcoming these difficulties. In that event, our ability to meet product demand could be impaired or delayed.

We face additional risks inherent in operating a single manufacturing facility for those products we manufacture ourselves. We do not have alternative production plans in place or alternative facilities available at this time. If there are unforeseen shutdowns to our facility, we will be unable to satisfy customer orders on a timely basis with respect to these products.

We rely currently and intend to continue to rely significantly in the future on third-party manufacturers to produce many of our products. For example, we are dependent on a small, private, contract design, engineering and manufacturing company, Astro Instrumentation, LLC, or Astro, for our CellTracks AutoPrep System. If Astro loses key personnel or encounters financial or other difficulties, they may be unable to continue to manufacture this system and provide ongoing design and engineering support for commercialization and future enhancements of this system, and we may have difficulty replacing them. In addition, we currently use a third-party manufacturer for our CellSave Preservative Tube. We are dependent on these third-party manufacturers to perform their obligations in a timely and effective manner and in compliance with FDA requirements. If these third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue could be adversely affected in a number of ways, including:

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we might not be able to initiate or continue clinical trials on products that are under development;

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we might be delayed in submitting applications for regulatory approvals and clearances for products; and

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we might not be able to meet commercial demands for any approved or cleared products.

Any failures in manufacturing these products may also result in a breach of our agreement with Veridex.

If third-party payors do not reimburse customers for our products and Veridex's products, they might not be used or purchased, which would adversely affect our revenues.

The majority of the sales of our products and Veridex's products based on our technologies in the US and other markets will depend, in large part, on the availability of adequate reimbursement to users of these products from government insurance plans, including Medicare and Medicaid in the US, managed care organizations, private insurance plans and other third-party payors. Because these products have not yet been commercially introduced, third-party payors have no history of reimbursing for the cost of these products. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical diagnostic products incorporating new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on medical products suppliers to reduce their prices. Consequently, third-party reimbursement might not be consistently available or adequate to cover the cost of our products. This could limit our ability or Veridex's ability to commercialize and sell these products or cause the prices of these products to be reduced, which would adversely affect our operating results.

Because each third-party payor individually approves reimbursement, obtaining these approvals is a time-consuming and costly process that will require us and Veridex to provide scientific and clinical support for the use of each of these products to each third-party payor separately with no assurance that approval will be obtained. This process could delay the market acceptance of new products and could have a negative effect on our revenues and operating results.

If we or any of our third-party manufacturers do not maintain high standards of manufacturing in accordance with Quality System Regulations, our ability to develop, and Veridex's and our ability to commercialize our products, could be delayed or curtailed.

We and any third-party manufacturers that we currently rely on or will rely on in the future must continuously adhere to the current good manufacturing practices, or cGMP, set forth in the FDA's Quality System Regulations, or QSR, and enforced by the FDA through its facilities inspection program. In complying with QSR, we and any of our third-party manufacturers must expend significant time, money and effort in design and development, testing, production, record-keeping and quality control to assure that our products meet applicable specifications and other regulatory requirements. The failure to comply with these specifications and other requirements could result in an FDA enforcement action, including the seizure of products and shutting down production. We or any of these third-party manufacturers also may be subject to comparable or more stringent regulations of foreign regulatory authorities. If we or any of our third-party manufacturers fail to comply with these regulations, we might be subject to regulatory action, which could delay or curtail our ability to develop, and Veridex's and our ability to commercialize, products based on our technologies.

We will be required to allocate significant resources for additional studies, research and development of our products and technologies. If we fail to obtain necessary funds for our operations, we will be unable to continue to develop and commercialize new products and technologies.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercialization, manufacturing, clinical trials and research and development activities. Specifically, we will need to raise additional capital to, among other things:

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sustain commercialization with Veridex of our initial products;

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pursue regulatory approvals and clearances;

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expand our technologies into other areas of cancer and medicine;

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expand our research and development activities;

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acquire or license technologies;

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fund our clinical trial activities;

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expand our manufacturing activities; and

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finance capital expenditures and our general and administrative expenses.

To date, we have raised capital primarily through private equity and debt financings, license and milestone revenues from corporate collaborations, capital equipment and leasehold financing, government grants and interest earned on cash and investments. We believe the net proceeds of this offering, together with our cash, cash equivalents and investments, will be sufficient to meet our operating and capital requirements for at least the next 18 months. However, our present and future funding requirements will depend on many factors, including, among other things:

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the level of research and development investment required to maintain and improve our technology position;

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costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

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our need or decision to acquire or license complementary technologies or acquire complementary businesses;

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changes in product development plans needed to address any difficulties in manufacturing or commercialization;

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competing technological and market developments; and

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changes in regulatory policies or laws that affect our operations.

We do not know whether additional financing will be available on commercially acceptable terms when needed. If adequate funds are not available or are not available on commercially acceptable terms, our ability to fund our operations, develop products or technologies or otherwise respond to competitive pressures could be significantly delayed or limited, and we might need to downsize or halt our operations.

If we raise additional funds by issuing equity securities, further dilution to our stockholders could result, and new investors could have rights superior to those of holders of the shares issued in this offering. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay or may be unable to continue to develop our products.

If the third parties we intend to contract with for clinical trials do not perform in an acceptable manner, or if we suffer setbacks in these clinical trials, our business may suffer.

We do not have the ability to independently conduct the clinical trials required to obtain regulatory clearances for our products. We intend to rely on Veridex and other third-party expert clinical investigators and clinical research organizations to perform these functions. If we cannot locate and enter into favorable agreements with acceptable third parties, or if these third parties do not successfully carry out their contractual obligations, meet expected deadlines or follow regulatory requirements, including clinical laboratory, manufacturing and good clinical practice guidelines, then we may be the subject of an FDA enforcement action, and may be unable to obtain clearances for our products or to commercialize them on a timely basis, if at all.

The completion of clinical trials of our products may be delayed by many other factors, including the rate of enrollment of patients. Neither we nor any third-party clinical investigators and clinical research organizations can control the rate of patient enrollment, and this rate might not be consistent with our expectations or sufficient to enable clinical trials of our products to be completed in a timely manner or to be completed at all. In addition, regulatory authorities might not permit us to undertake additional clinical trials for one or more of these products. If we suffer any significant delays in, setbacks or negative results in or termination of, clinical trials for our products, we may be unable to generate product sales from these products in the future.

If we lose key management or scientific personnel, our business would suffer.

Our success depends, in large part, on the efforts and abilities of Edward L. Erickson, who is our Chairman, President and Chief Executive Officer, Leon W.M.M. Terstappen, who is our Senior Vice President of Research and Development and Chief Scientific Officer, and James G. Murphy, who is our Senior Vice President of Finance and Administration and Chief Financial Officer, as well as the other members of our senior management and our scientific and technical personnel. Given that the pool of individuals with relevant experience in biotechnology and diagnostic products in particular is limited, it would be costly and time-consuming to replace any of our senior management or scientific personnel. Although we maintain key-person life insurance on Mr. Erickson and Dr. Terstappen, we do not maintain key-person life insurance on any of our other officers, employees or consultants. If we lose the services of one or more of our key officers, employees or consultants, our research and development and product development efforts could be delayed or curtailed.

If we do not attract and retain skilled personnel, scientific collaborators and advisors, we will be unable to successfully implement our business strategy.

Our future success will depend in large part upon our ability to attract and retain highly skilled scientific, operational, managerial and marketing personnel, particularly as we expand our activities in product development, the regulatory approval process and sales and manufacturing. We face significant competition for these persons from other companies, research and academic institutions, government entities and other organizations. Consequently, if we are unable to attract and retain skilled personnel, we will not be able to expand our business.

We also depend on our scientific collaborators and advisors, all of whom have other commitments that may limit their availability to us. Because of their ability and experience, if we lose one or more of these collaborators or advisors, we will be unable to successfully implement our business strategy.

We have limited marketing, sales and distribution experience and capabilities. We intend to rely on Veridex, and potentially other third parties, for these aspects of our business. If these third parties do not successfully sell our products, our business will be harmed.

We have limited marketing, sales and distribution experience and capabilities. In order to commercialize any of our products, we must either internally develop sales, marketing and distribution capabilities or make arrangements with third parties to perform these services. We intend to rely for the foreseeable future on sales, marketing and distribution arrangements with third parties for the commercialization of our products. Specifically, we will rely on Veridex for the commercialization of the initial cancer diagnostic products based on our technologies. We may be unable to enter into sales, marketing and distribution agreements with third parties on acceptable terms, if at all. Also, the sales, marketing, and distribution efforts of these third parties might not be successful. Any sales through these third parties might be less profitable to us than direct sales.

If we decide to perform any sales, marketing and distribution functions ourselves, we might face a number of risks, including:

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our ability to attract and build the significant and skilled marketing staff or sales force necessary to commercialize and gain market acceptance for our products;

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the amount of time and cost of establishing a marketing staff or sales force might not be justifiable by the revenues generated by any particular product; and

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the failure of our direct sales and marketing personnel to initiate and execute successful commercialization activities.

Single suppliers or a limited number of suppliers provide key components of our products. If these suppliers fail to supply these components, we might be unable to satisfy product demand, which would negatively impact our business.

Several key components and raw materials used in the manufacturing of our products, in particular, the reagents used in several of our platforms and instruments, currently are available only from a limited number of suppliers, and in some instances, a single supplier. We acquire some of these components and raw materials on a purchase-order basis, which means that the supplier is not required to supply us with specified quantities of these components or raw materials over a certain period of time or to set aside part of its inventory for our forecasted requirements. Additionally, for certain of these components and raw materials, we have not arranged for alternative suppliers, and it might be difficult to find alternative suppliers. Consequently, as we begin our commercialization efforts, if we do not forecast properly, or if our suppliers are unable or unwilling to supply us in sufficient quantities or on commercially acceptable terms, we might not have access to sufficient quantities of key components and raw materials on a timely basis and might not be able to satisfy product demand.

In addition, if any of these components and raw materials are no longer available in the marketplace, we will be forced to further develop our technologies to incorporate alternate components and to do so in compliance with QSR. If we incorporate new components or raw materials into our products we might need to seek and obtain additional approvals or clearances from the FDA or foreign regulatory agencies, which could delay the commercialization of these products.

If our competitors develop and market technologies or products faster than we or Veridex do or if those products are considered superior to our products, our commercial opportunities will be reduced or eliminated.

The extent to which any of our technologies and products achieve market acceptance will depend on many competitive factors, many of which are beyond our control. Competition in the pharmaceutical and biotechnology industries, and the medical devices and diagnostic products segments in particular, is intense and has been accentuated by the rapid pace of technological development. Our competitors include large integrated pharmaceutical companies, biotechnology companies, universities and public and private research institutions. Most of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. Many of them also have more experience than we do in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales. These organizations also compete with us to:

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pursue acquisitions, joint ventures or other collaborations;

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license proprietary technologies that are competitive with our technologies;

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attract funding; and

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attract and hire scientific talent.

Our competitors might succeed in developing and commercializing technologies or products earlier and obtaining regulatory approvals and clearances from the FDA more rapidly than us or Veridex. Our competitors also might develop technologies or products that are superior to our technologies or our products, and that render our technologies or these products obsolete or non-competitive. If we fail to stay at the forefront of technological change, we will be unable to effectively compete in our industry. If we or Veridex cannot successfully compete with new or existing products or technologies, sales of our products will suffer and we may never achieve profitability.

If product liability lawsuits are successfully brought against us, we might incur substantial liabilities and could be required to limit the commercialization of our products.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing, marketing and sale of diagnostic products. We might be unable to avoid product liability claims. Product liability insurance generally is expensive for our industry. If we are unable to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of any insurance coverage we have at that time could cause us to incur substantial liabilities and our business to fail.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our research and development activities sometimes involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have. Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations might be significant and could negatively affect our profitability.

We might acquire or license products, technologies, assets or businesses in the future, and any difficulties from integrating these acquisitions or license arrangements could damage our ability to attain or maintain profitability.

We may decide in the future to acquire or license additional products, technologies, assets or businesses that complement or augment our existing products, technologies or business. Integrating any newly acquired or licensed product, technology, asset or business could be expensive and time-consuming. We might be unable to integrate successfully any acquired or licensed product, technology, asset or business or operate any acquired business profitably.

We plan for significant growth, which we might not be able to effectively manage.

We will need to add a significant number of new personnel and expand our capabilities in order to successfully pursue our research, development and commercialization efforts. This growth could strain our existing managerial, operational, financial and other resources. Furthermore, if we fail to manage our growth effectively, our product development and commercialization could be delayed or curtailed and our business could be harmed.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to protect our proprietary rights, we may not be able to compete effectively.

Our success depends in part on obtaining, maintaining and enforcing patents and other intellectual property rights relating to our technologies. The patents relating to inventions on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. Moreover, our patents and patent applications may not contain claims that are sufficiently broad to prevent others from practicing our technologies or developing competing products.

Patent positions in the biotechnology and medical diagnostics fields can be highly uncertain. Enforcement of patents in these fields involves complex legal and factual questions. No consistent policy regarding the breadth of valid claims that will be allowed and enforced in patents in these fields has yet emerged in the US. Furthermore, the application and enforcement of patent laws and regulations in foreign countries is even more uncertain. Accordingly, we cannot assure you that we will be able to effectively file, defend or enforce our patent rights in the US or in foreign countries on a consistent basis.

If third parties successfully challenge the validity or enforceability of our patents, we may lose important patent protection relating to our technologies. For example, if we were not able to defend our basic patents on our technologies relating to the separation and isolation of cells or the detection of cancer, we could lose our ability to prevent others from utilizing these technologies without compensating us, resulting in substantial damage to our business. We will only be able to protect our technologies from unauthorized use by third parties to the extent that they are covered by valid and enforceable patents or other proprietary rights that we control. Because the issuance of a patent is not conclusive of its validity or enforceability, we do not know how much protection, if any, our patents will provide to us if we attempt to enforce them or if others challenge their validity or enforceability in court. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting the coverage of our patents. If the outcome of litigation is adverse to us, third parties may be able to use our technologies without payments to us.

In addition, it is possible that competitors may infringe upon our patents, or successfully avoid them, using technologies that perform substantially like our technologies but which avoid infringing our patent claims. We may initiate litigation to stop the infringement of our patent claims or to attempt to force an unauthorized user to compensate us for the infringement. However, the cost of litigation to uphold the validity or enforceability of our patents or to force payment for an infringement of our patent rights could be substantial, and litigation would consume the time of our management and other significant resources. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Moreover, if a court decides that our patents are not valid or enforceable, we will not have the right to stop others from using our patented inventions. There is also the risk that, even if the validity or enforceability of our patents were upheld, a court may refuse to stop others on the ground that their activities do not infringe our patents. Because enforcement of our intellectual property rights is difficult and expensive, we may be unable to prevent misappropriation of our proprietary rights.

We also rely, in part, on unpatented proprietary trade secrets and know-how, especially where we believe patent protection is not appropriate or obtainable. The unauthorized use of trade secrets and know-how, however, is difficult to police and enforce. We have taken measures to protect our unpatented trade secrets and know-how, including the use of confidentiality and invention assignment agreements with our employees, consultants and some of our contractors. It is possible, however, that these persons may unintentionally or willingly breach the agreements or that our competitors may independently develop or otherwise discover our trade secrets and know-how.

If the use of our technologies infringes third-party patents or otherwise conflicts with the rights of others, we could be subject to expensive litigation or be required to obtain licenses from others to develop or market our products.

Our competitors or others may have or acquire patent rights that they could enforce against us. If they do so, we may be required to alter our technologies, pay licensing fees or cease activities. If our technologies conflict with patent rights of others, third parties could bring legal action against us or our licensees, suppliers, customers or collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a license in order to continue to manufacture or market the affected products. A required license under the related patent may not be available on acceptable terms, if at all.

We may be unaware of issued patents that our technologies infringe. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents upon which our technologies may infringe. There could also be existing patents of which we are unaware upon which our technologies may infringe. In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings in the US Patent and Trademark Office to determine priority of invention. If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend the patentability of the filed foreign patent applications. We may have to participate in interference proceedings involving our issued patents or our pending applications.

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

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we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

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we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor's patent;

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a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patents; and

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we may have to redesign our product so that it does not infringe upon others' patent rights, which may not be possible or could require substantial funds or time.

If any of these events occurs, our business will suffer and the market price of our common stock will likely decline.

Our rights to use technologies licensed to us by third parties are not within our control, and we may not be able to implement our products without these technologies.

We have licensed patents and other rights that are necessary to commercialize our products. Our business will significantly suffer if these licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid.

We have exclusively in-licensed significant intellectual property, including patents and know-how, related to our cell analysis instrumentation and cell isolation and enrichment products. In April 1997 we entered into a license agreement with the University of Twente, or Twente, under which we were granted exclusive rights to technology developed at Twente relating to optical analysis of particles similar to cells and cell particles. This technology and the underlying patents and know-how contribute significantly to our CellTracks Analyzer. In addition, in June 1999, we entered into a license agreement with the University of Texas, or Texas, under which we were granted exclusive rights to technology, including patents and know-how, which we developed in collaboration with Texas, relating to the isolation, enrichment and characterization of circulating epithelial cells, while determining their relationship to cancer disease states. This technology and the underlying patents and know-how contribute significantly to our cell analysis products in the field of cancer diagnostics.

If we violate the terms of our licenses, or otherwise lose our rights to these patents or patent applications, we may be unable to continue development of our products. Our licensors or others may dispute the scope of our rights under any of these licenses. Additionally, the licensors under these licenses might breach the terms of their respective agreements or fail to prevent infringement of the licensed patents by third parties. Loss of any of these licenses for any reason could materially harm our financial condition and operating results.

We may need additional licenses to intellectual property owned by third parties in order to commercialize new products. If we cannot obtain these additional licenses, we may not be able to develop or commercialize these future products.

We are developing products designed to identify and characterize additional types of cells other than CTCs and epithelial cells, such as endothelial cells. We also plan to develop cell profile products using reagents that are fluorescently tagged antibodies designed to characterize target cells, which are classified by the FDA as analyte specific reagents, or ASRs. ASRs can be used in research as an aid in evaluating new therapies in clinical trials, and we plan to develop a family of ASRs for profiling of each rare cell type of interest. However many, if not all, of the target-specific and other reagents, including antibodies, that we ultimately may use in the development and commercialization of these future cell profile products and in our future products for identifying additional types of cells may be protected by patent and other intellectual property rights owned by third parties. If we are unable to obtain rights to use this third party intellectual property under commercially reasonable terms, or at all, we may be unable to develop these products, and this could harm our ability to expand our commercial products offerings and to generate additional revenue from these products.

RISKS RELATING TO THIS OFFERING

You will suffer immediate and substantial dilution.

We expect the initial public offering price of our shares to be substantially higher than the book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

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pay a price per share that substantially exceeds the value of our tangible assets after subtracting liabilities; and

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contribute    % of the total amount invested to date to fund us but own only    % of the shares of common stock outstanding after this offering.

To the extent outstanding stock options or warrants are exercised after this offering, there will be further dilution to new investors. See "Dilution."

If our principal stockholders, executive officers and directors choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

Our executive officers, directors and principal stockholders, and entities affiliated with them, will beneficially own in the aggregate approximately             % of our common stock following this offering. This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control of us or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

The future sale of our common stock could negatively affect our stock price.

After this offering, we will have approximately             shares of common stock outstanding, or             shares if the underwriters exercise their over-allotment option in full. The             shares sold in this offering, or             shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the federal securities laws unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be available for public sale subject in some cases to volume and other limitations. See "Shares eligible for future sale." Substantially all of our shares outstanding after this offering (excluding the shares sold in this offering) will be subject to the lock-up agreements with the underwriters described under "Underwriting."

If our common stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. After this offering, the holders of approximately                           shares of our common stock or warrants to purchase shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registrations rights, the sale of those shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

In addition, we will need to raise substantial additional capital in the future to fund our operations. If we raise additional funds by issuing equity securities, our stock price may decline and our existing stockholders may experience significant dilution.

An active, liquid trading market for our common stock may never develop.

Prior to this offering, there was no public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price may not be indicative of prices that will prevail in the trading market. See "Underwriting" for more information regarding the factors considered in determining the initial public offering price.

Our common stock may experience extreme price and volume fluctuations, which could lead to costly litigation for us and make an investment in us less appealing.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

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results of our clinical trials;

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announcements of technological innovations, new products or services or other competitive developments by us or our competitors;

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changes in reimbursement policies;

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media reports and publications about cancer or diagnostic products or treatments;

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announcements concerning our competitors or the biotechnology industry in general;

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rate of product acceptance;

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new regulatory pronouncements and changes in regulatory guidelines and timing of regulatory approvals;

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general and industry-specific economic conditions;

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additions to or departures of our key personnel;

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changes in financial estimates or recommendations by securities analysts;

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variations in our quarterly financial and operating results;

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changes in market valuations of other companies that operate in our business segments or in our industry;

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lack of adequate trading liquidity of a public company;

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announcements about our collaborators or licensors;

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changes in accounting principles; and

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general market conditions.

The market prices of the securities of biotechnology and diagnostic companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. Moreover, market prices for stocks of biotechnology-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of these companies. These market prices generally are not sustainable and are highly volatile. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management's attention and resources and harm our financial condition and results of operations.

We may allocate the net proceeds from this offering in ways with which you may not agree.

We will have significant flexibility in applying the net proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could inhibit a change in control or a change in management that stockholders consider favorable.

Provisions in our certificate of incorporation and bylaws could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. These provisions include those:

–>
authorizing the issuance without further approval of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

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limiting the ability of stockholders to call special meetings of stockholders;

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prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of stockholders; and

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establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by our board of directors. These provisions and others could make it difficult for a third party to acquire us, or for members of our board of directors to be replaced, even if doing so would be beneficial to our stockholders. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace the current management team. If a change of control or change in management is delayed or prevented, you may lose an opportunity to realize a premium on your shares of common stock or the market price of our common stock could decline.

We do not expect to pay dividends in the foreseeable future. As a result, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Certain of our existing credit agreements prohibit the payment of cash dividends without lender consent. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, investors will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and the ability to recover damages from Arthur Andersen may be limited.

Arthur Andersen audited our consolidated financial statements for, among other periods, the year ended December 31, 1998 and the period from August 25, 1983 (date of inception) to December 31, 2000, and issued a report thereon on April 11, 2001, which report is included in this prospectus. The report of Deloitte & Touche LLP included in this prospectus notes that with respect to its opinion, insofar as the opinion relates to the amounts included for the prior periods expressed in the report of Arthur Andersen, this opinion is based solely on the report of Arthur Andersen.

On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of the Enron Corporation. On June 15, 2002, Arthur Andersen was convicted of those charges and the firm ceased practicing before the SEC on August 31, 2002. On September 15, 2002, a federal judge upheld this conviction. Since our former engagement partner and audit manager have left Arthur Andersen and Arthur Andersen has ceased its SEC practice, we have not been able to obtain the consent of Arthur Andersen to the inclusion of its report in this prospectus and will not be able to obtain Arthur Andersen's consent in the future.

Our inability to obtain the consent of Arthur Andersen to the inclusion of its report in this prospectus may limit any recovery to which you might be entitled against Arthur Andersen under federal and state securities laws, including under Section 11 of the Securities Act. It is also likely that because of the events arising out of the conviction of Arthur Andersen, as a practical matter, it may not be able to satisfy any claims arising from the provision of auditing or other services to us, including any claims you may have that are available to securities holders under federal and state securities laws.

In addition, our summary and selected consolidated financial data as of and for the year ended December 31, 1998 has been derived in part from our consolidated financial statements audited by Arthur Andersen.

Forward-looking statements

This prospectus, including the sections titled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words "may," "continue," "estimate," "intend," "plan," "will," "believe," "project," "expect," "anticipate" and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

  –>
  our plans to develop and commercialize research and diagnostic products and the timing of these planned product offerings, in particular, the timing of commercialization of the CellSearch Epithelial Cell Kit and the CellTracks Analyzer;

  –>
  our ongoing and planned clinical trials;

  –>
  the timing of and our ability and Veridex's ability to obtain and maintain regulatory clearances and approvals for our research and diagnostic products;

  –>
  our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

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  the rate and degree of market acceptance and clinical utility of our research and diagnostic products;

  –>
  our marketing and manufacturing capacity and strategy;

  –>
  the timing of and ability to obtain reimbursement for our research and diagnostic products;

  –>
  our intellectual property portfolio and licensing strategy; and

  –>
  our competitors.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the risks, uncertainties and assumptions described in "Risk factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See "Where you can find additional information."

Use of proceeds

We estimate that the net proceeds to us from the sale of the             shares of common stock we are offering will be approximately $                    million, assuming an initial public offering price of $                    per share, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $                                 million.

The principal purposes of this offering are to obtain additional working capital to fund anticipated operating losses, establish a public market for our common stock and facilitate our future access to public markets. We intend to use the net proceeds of this offering for:

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commercialization of our research and diagnostic products, including manufacturing;

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clinical trials;

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other research and development activities;

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capital expenditures; and

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working capital and other general corporate purposes.

Although we have identified some types of uses above, we have broad discretion in the allocation of the net proceeds of this offering. The amounts and timing of our actual expenditures for each purpose may vary significantly from our expectations depending upon numerous factors, including operating costs and capital expenditures.

When and if the opportunity arises, we may use a portion of the proceeds to license, acquire or invest in complementary businesses, products or technologies. We currently have no commitments or agreements to acquire any such businesses, products or technologies.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

Dividend policy

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. In addition, certain of our existing credit agreements prohibit the payment of dividends without lender consent. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and capitalization as of September 30, 2003:

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on an actual basis;

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on a pro forma basis to give effect to:

–>
the conversion of all 51,390,552 shares of our preferred stock outstanding as of September 30, 2003 into 23,171,576 shares of our common stock, which will become effective at the closing of this offering; and

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the filing of an amended and restated certificate of incorporation to provide for an authorized capital stock of        shares of preferred stock and         shares of common stock; and

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on a pro forma as adjusted basis to further reflect the sale of the        shares of our common stock we are offering at an assumed initial public offering price of $                per share, after deducting underwriting discounts and commissions and estimated offering expenses paid by us.

	As of September 30, 2003
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share data)

Cash and cash equivalents	$36,297	$36,297	$

Long-term obligations, less current portion	4,203	4,203
Stockholders' equity (deficit):
Convertible preferred stock; 51,390,552 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted; $87,756 aggregate preference in liquidation, actual	85,115
Common stock, par value $0.001 per share; 37,500,000 shares authorized, actual; 37,500,000 shares authorized, pro forma and pro forma as adjusted; 719,271 shares issued and outstanding, actual; 23,890,847 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	1	24
Additional paid-in capital	4,511	89,603
Deferred stock compensation	(1,773)	(1,773)
Loan for stock options	(19)	(19)
Deficit accumulated during the development stage	(58,750)	(58,750)

Total stockholders' equity (deficit)	29,085	29,085

Total capitalization	$33,288	$33,288	$

The table above should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This table is based on 23,890,847 shares of our common stock outstanding as of September 30, 2003 and excludes:

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3,363,028 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2003 under our equity compensation plan, at a weighted average exercise price of $1.49 per share;

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490,557 shares of our common stock available for future issuance under our equity compensation plan as of September 30, 2003 and 200,000 shares of our common stock available for future issuance under our employee stock purchase plan at the closing of this offering; and

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319,347 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2003 at a weighted average exercise price of $2.87 per share.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of September 30, 2003 was approximately $29.1 million, or $40.44 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of September 30, 2003. Our pro forma net tangible book value per share as of September 30, 2003 was approximately $1.22 per share. Pro forma net tangible book value per share gives effect to the conversion of all outstanding shares of our preferred stock as of September 30, 2003 into 23,171,576 shares of our common stock, which will become effective at the closing of this offering.

After giving effect to the sale of the                    shares of common stock we are offering at an assumed initial public offering price of $                    per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2003 would have been approximately $                     million, or $                    per share. This represents an immediate increase in pro forma net tangible book value of $                    per share and an immediate dilution of $                    per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2003	$40.44
Pro forma net tangible book value per share as of September 30, 2003	1.22
Pro forma increase per share attributable to the offering
Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $                    per share, representing an increase to existing holders of $                    per share, and there will be an immediate dilution of $                    per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2003, after giving effect to this offering at an estimated initial public offering price of $            per share, and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Total shares			Total consideration			Average price per share
	Number	%		Amount	%

Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%		$

If the underwriters exercise their over-allotment option in full, the following will occur:

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the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately             % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

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the pro forma as adjusted number of shares of our common stock held by new public investors will increase to                           , or approximately             % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

The tables and calculations above are based on 23,890,847 shares of our common stock outstanding as of September 30, 2003 and exclude:

–>
3,363,028 shares of our common stock issuable upon the exercise of stock options outstanding as of September 30, 2003 under our equity compensation plan at a weighted average exercise price of $1.49 per share;

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490,557 shares of our common stock available for future issuance under our equity compensation plan as of September 30, 2003, and 200,000 shares of our common stock available for future issuance under our employee stock purchase plan at the closing of this offering; and

–>
319,347 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2003, at a weighted average exercise price of $2.87 per share.

The exercise of outstanding options and warrants having an exercise price less than the offering price will increase dilution to new investors.

Selected consolidated financial data

The following selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001 and 2002 and for the nine months ending September 30, 2003, and the balance sheet data as of September 30, 2003, have been derived from our audited consolidated financial statements. The selected consolidated financial data as of and for the year ended December 31, 1998 has been derived from our consolidated financial statements audited by Arthur Andersen, LLP, except for the deficit in working capital, total assets and long term obligations. Our summary consolidated financial data for the nine months ended September 30, 2002 is derived from our unaudited financial statements. In our opinion, all adjustments have been included that are necessary for a fair presentation of our financial position and results of operation for the nine months ended September 30, 2002 and for the 1998 unaudited information. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The selected consolidated financial data set forth below should be read together with the financial statements and the related notes to those financial statements, as well as "Management's discussion and analysis of financial condition and results of operations," appearing elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
Statement of operations data:	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)

License revenue	$0	$0	$183	$575	$932	$777	$2,090
Expenses:
Research and development	1,174	3,014	5,109	10,493	15,797	11,959	11,454
General and administrative	614	1,594	2,526	2,662	3,563	2,717	3,185

Total operating expenses	1,788	4,608	7,635	13,155	19,360	14,676	14,639

Operating loss	(1,788)	(4,608)	(7,452)	(12,580)	(18,428)	(13,899)	(12,549)
Interest income (expense), net	(29)	204	498	538	107	252	(238)

Net loss attributable to common stockholders	$(1,817)	$(4,404)	$(6,954)	$(12,042)	$(18,321)	$(13,647)	$(12,787)

Net loss per common share—basic and diluted	$(5.21)	$(7.56)	$(11.60)	$(18.96)	$(28.16)	$(21.00)	$(18.40)

Weighted average common shares outstanding—basic and diluted	349,066	582,633	599,499	634,966	650,663	650,010	694,877

Pro forma net loss per common share - basic and diluted (unaudited)(1)					$(1.04)		$(0.65)

Pro forma weighted average common shares outstanding basic and diluted (unaudited)(1)					17,555,239		19,688,453

(1)
The pro forma basic and diluted net loss per share reflects the weighted effect of the assumed conversion of convertible preferred stock. See note 2 to our financial statements for information regarding computation of basic and diluted net loss per share and pro forma basic and diluted net loss per share.

	As of December 31,					As of September 30, 2003
Balance sheet data:	1998	1999	2000	2001	2002

	(in thousands)
Cash and cash equivalents	$297	$5,085	$21,179	$36,397	$21,539	$36,297
Working capital (deficit)	(1,162)	3,074	18,078	33,017	27,616	29,485
Total assets	525	7,953	25,377	39,927	24,676	40,426
Long-term obligations, less current portion	117	697	1,140	749	2,336	4,203
Convertible preferred stock	964	11,560	33,173	60,124	60,124	85,115
Total stockholders' equity (accumulated deficit)	(1,088)	5,143	19,859	34,812	16,610	29,085

Management's discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

OVERVIEW

We are developing and commercializing proprietary cell-based research and diagnostic products with an initial focus on metastatic breast cancer. We believe that our products and underlying technology platforms also have applications in the development of cancer drugs and cancer research. Furthermore, we believe that our proprietary technologies also have applications in fields of medicine outside of cancer.

We were incorporated in 1983. Since our inception, we focused our activities on life science research and development. In March 1999, we obtained $10.6 million in financing from the sale of our convertible preferred stock. As a result, we substantially increased investment in our cancer related products and technologies, hired a new management team and redefined our business strategy. Since 1999, we have devoted substantially all of our efforts to the development of our cell analysis platforms and diagnostic tools for application in cancer. We are a development-stage company and have incurred losses in the last five fiscal years and had an accumulated deficit of $58.7 million as of September 30, 2003. We expect to incur substantial losses, which may increase, over the next several years as we:

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conduct clinical trials to expand the uses of our technologies in cancers other than metastatic breast cancer and to earlier stages of the disease in breast and other cancers;

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incur costs to place our cell analysis systems with customers and support other commercialization activities;

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expand and scale up our manufacturing capability for both instruments and reagent kits; and

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develop applications of our technologies for other diseases such as cardiovascular and infectious diseases and for products to support drug development.

Veridex collaboration

We expect that substantially all of our revenues from product sales for at least the years 2004 and 2005 will be derived from our relationship with Veridex. We have a development, license and supply agreement with Veridex, which provides Veridex with exclusive worldwide rights to commercialize cell analysis products based on our technologies in the field of cancer. Veridex submitted a pre-market notification, or 510(k), to the FDA in May 2003 for the use of the CellSearch Epithelial Cell Kit in the management of metastatic breast cancer. We are responsible for all cellular research and development, including the costs of clinical development. Upon any sale by Veridex of these products, such as reagents, test kits, consumable products and disposable items, Veridex is obligated to pay us approximately 30% of net sales for such products. Also, following commercialization of the first product under this agreement, we are required to invest an amount equal to between 8.5% and 10% of the net sales by Veridex for these products, excluding revenues from instrument sales, in research and development for cancer-related cellular analysis products. We are also responsible for manufacturing reagents in bulk and delivering them to Veridex. We are responsible for all instrument manufacturing and certain ancillary products. We believe that we have manufacturing capacity available at our existing facilities to satisfy commercial demand through 2005. Veridex is responsible for filling and packaging costs for the reagents, as well as sales, marketing, distribution, customer and technical support and field service of our cancer products, including instrumentation. We have retained worldwide commercialization rights to all non-cancer applications of our technologies.

The pace and outcome of both our commercialization efforts and clinical development programs are difficult to predict. As a result, we anticipate that our quarterly results will fluctuate for the foreseeable future. In view of this variability and of our limited operating history, we believe that period-to-period comparisons of our operating results are not meaningful and you should not rely on them as indicative of our future performance.

Revenues

We have not generated any significant product revenues since our inception. We expect sales of instrument platforms and reagent kits to begin for research use only in the first quarter of 2004 and for in vitro diagnostic use in the second half of 2004. Subject to receipt of FDA clearances and approvals and marketing considerations, we currently expect that we and Veridex will launch products for in vitro diagnostic use by year end 2004. Since August 2000, we have received $4.0 million in license and milestone payments from Veridex. We are recognizing these fees over the estimated initial product development period, which we estimate will end by December 31, 2003.

Research and development expenses

Our research and development expenses consist of expenses incurred in developing reagent kits and instrument platforms and ancillary products, as well as the clinical research and trial costs to test these kits and systems. These expenses consist primarily of:

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salaries and related expenses for personnel;

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payments to third parties for instrument development activities and for research related support, expenses for materials consumed in research experiments and clinical research and clinical trials; and

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fees paid to professional service providers in conjunction with independently monitoring our clinical trials and acquiring and evaluating data in conjunction with our clinical trials.

We expense research and development costs as incurred. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to realize the potential of our product candidates and proprietary technologies. We expect to continue to incur significant costs for clinical research and for trials and to make investments to improve our instrument platforms and reagents. From inception through September 30, 2003, we have incurred $50.0 million in total research and development expenses, the majority of which relate to our cell-based research and diagnostic products.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and other related costs for personnel in executive, finance, accounting, information technology, legal and human resource functions. Other costs include facility costs not otherwise included in research and development expense and professional fees for legal and accounting services. From inception through September 30, 2003, we have cumulatively incurred $17.1 million in general and administrative expenses.

Stock-based compensation expenses

Stock-based compensation expenses, which is a non-cash charge, results from stock option grants to employees at exercise prices deemed for accounting purposes to be below the fair value of the underlying common stock resulting in our recording stock-based compensation expense associated with such grants. Stock-based compensation expenses is also recorded for stock option and warrant grants to non-employees and for restricted stock grants provided to directors and advisors in lieu of cash compensation. We amortize the deferred stock-based compensation to operating expenses over the vesting periods of the options and grants, subject to adjustment for forfeiture during the vesting period. As of September 30, 2003, we deferred $1.8 million in stock-based compensation and, from inception through September 30, 2003, recognized stock-based compensation expense of $608,000.

Interest income and (expense)

Interest income consists of interest earned on our cash and cash equivalents. Interest expense consists of interest incurred on equipment leases and on debt financings.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the US. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies include:

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revenue recognition;

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accounting for research and development expenses;

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estimating the value of our equity instruments for use in deferred stock-based compensation calculations; and

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accounting for income taxes.

Revenue recognition

In accordance with US Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, up-front non-refundable license fees are recorded as deferred revenue and recognized over the estimated term of the related agreement. Since inception through September 30, 2003, we have not generated any significant product revenue. Since August 2000, we have received $4.0 million in license and milestone payments from Veridex. License and milestone payments have been deferred and are being amortized on a straight-line basis over the estimated development period, which we estimate will end by December 31, 2003. Amounts received for research and development for which we are reimbursed for our expenses are recorded as a reduction in research and development expense as the related costs are incurred.

Accounting for research and development expenses

Our research and development expenses are primarily composed of costs associated with product development for our cancer diagnostic tests. These expenses include the development costs for instrument platforms, clinical trial and development costs and the costs associated with non-clinical support activities such as manufacturing process development and regulatory services. Clinical development costs represent internal costs for personnel, external costs incurred at clinical sites and contracted payments to third party clinical research organizations to perform certain clinical trials. We have a discovery research effort, which is conducted in part on our premises by our scientists and in part through collaborative agreements with academic laboratories. Most of our research and development expenses are the result of the internal costs related directly to our employees. We accrue external costs for clinical trials based on the progress of the clinical trials, including patient enrollment, progress by the enrolled patients through the trial, and contracted costs with clinical research organizations and clinical sites. We record internal costs primarily related to personnel in clinical development and external costs related to non-clinical trials and basic research when incurred. Significant judgments and estimates must be made and used in determining the accrued balance in any accounting period. Actual costs incurred may or may not match the estimated costs for a given accounting period. We expect that expenses in the research and development category will increase for the foreseeable future as we add personnel, expand our clinical trial activities and increase our discovery research capabilities. The amount of the increase is difficult to predict due to the uncertainty inherent in the timing of clinical trial initiations, progress in our discovery research program, the rate of patient enrollment and the detailed design of future trials. In addition, the results from each of our trials will influence the number, size and duration of both planned and unplanned trials.

Valuation of equity instruments

We record compensation expense related to options issued to consultants and options issued to employees at less than the fair value. These expenses are based on the fair value of the options and common stock. Because there has been no public market for our common stock, we have estimated the fair value of these equity instruments using various valuation methods using the minimum value and the Black-Scholes methods. If future market conditions dictate significant changes in the estimates of fair value, or if a public market establishes a value for our common stock that is significantly higher than our estimated value, our financial position and results of operations could be materially impacted. When stock options are granted with an exercise price below the estimated fair value of our common stock at the grant date, the difference between the fair value of our common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the stock option.

Accounting for income taxes

We must make significant management judgments when determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. At September 30, 2003, we recorded a full valuation allowance of $25.6 million against our net deferred tax asset balance, due to uncertainties related to our deferred tax assets as a result of our history of operating losses. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable.

In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to change the valuation allowance, which could materially impact our financial position and results of operations.

RESULTS OF OPERATIONS

Nine months ended September 30, 2003 and 2002

Revenues

License revenue increased by $1.3 million from $800,000 in the nine month period ended September 30, 2002 to $2.1 million in the nine month period ended September 30, 2003. Since August 2000, we have received $4.0 million in license and milestone receipts under our agreement with Veridex including $1.5 million in license and milestone receipts in 2003. We are amortizing these receipts over the initial development period which we estimate will end by December 31, 2003.

Research and development expenses

Research and development expense decreased by $505,000, or 4.2%, to $11.5 million in the nine months ended September 30, 2003 from $12.0 million in the nine months ended September 30, 2002. Research and development costs were higher in the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2003 principally due to higher clinical trial costs and contracted instrument development costs, which were partially offset by lower salaries and laboratory supplies. Clinical development and trial costs were higher in the period ended September 30, 2002 due to significant costs for patient accrual and data analysis related to our initial pivotal trial for the monitoring of metastatic breast cancer which was completed in July 2003. Salary and laboratory expenses were higher in the nine months ended September 30, 2003 due to increases in development costs as we began to incur costs to prepare our initial products for commercialization. A summary of the principal components of our research and development costs for the nine months ended September 30, 2002 and 2003 are shown below:

	Nine months ended September 30,
	2002	2003

	(in thousands)
Salaries, benefits and taxes	$4,419	$5,253
Laboratory supplies and expenses	1,040	1,660
Instrument development costs	2,444	1,490
Clinical development and trial expenses	1,754	633
Contracted research costs	878	1,292
All other expenses	1,424	1,126

Total research and development expense	$11,959	$11,454

We expect salary related expenses to increase in future years due to continual investment in research and clinical trial activities. We believe that costs related to laboratory supplies and expenses will be higher in future periods as we develop:

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research and diagnostic products for cancers other than breast cancer;

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tests designed to diagnose cancer earlier in the disease; and

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other diagnostic tools for use in diseases such as cardiovascular and infectious diseases, and for use in drug development.

We expect instrument development costs as a percentage of total research and development expenditures generally to be lower in future years because we will have completed the principal development work on our platforms in 2003. We plan to continue to invest in instrument development to improve performance of the various components of the system and to increase the capabilities of the system to process larger sample volumes.

We expect clinical development and trial expense to be higher in future years as we expand our clinical trials to investigate the effectiveness of our cancer diagnostic products on cancers other than breast cancer and in earlier stages of the disease in breast and other cancers, and as we develop other diagnostic tools for use in diseases such as cardiovascular and infectious diseases and for use in tools for drug development.

Each of our research and development programs is subject to risks and uncertainties, including the requirement to seek regulatory approval, that are outside of our control. As a result of these risks and uncertainties, we are unable to predict the period in which we will achieve profitability. For example, our clinical trials may be subject to delays or rejections for a variety of reasons, such as our inability to obtain applicable clearances from the FDA or institutional or ethical review boards or to enroll patients at the rate that we expect. Moreover, the product candidates we are developing must overcome significant technological and marketing challenges before they can be successfully commercialized.

General and administrative expenses

General and administrative expenses increased by $467,000, or 17.2%, to $3.2 million in the nine months ended September 30, 2003 from $2.7 million in the nine months ended September 30, 2002. Salary related costs increased by $353,000 due principally to the addition in mid-2002 of a business development professional and to the addition of an attorney to manage patent matters as well as stock-based compensation expense of $171,000. Depreciation expense increased by $148,000 from $666,000 in the nine moths ended September 30, 2002 to $814,000 in the nine months ended September 30, 2003 as a result of an expansion of our manufacturing facility in 2003 at a cost of $1.8 million in preparation for the commercial launch of our products.

Stock-based compensation expenses

Stock-based compensation expenses were $221,000 and $51,000 for the nine months ended September 30, 2003 and 2002, respectively. The increase was due to an increase in the number of options granted to employees and consultants and an increase in the deemed fair value of our common stock

Interest expense (income), net

Interest expense net of interest income was $239,000 for the nine months ended September 30, 2003 as compared to interest income net of interest expense of $252,000 for the nine months ended September 30, 2002. Interest income was $170,000 and $561,000 for the nine months ended September 30, 2003 and 2002, respectively. The decrease in interest income was primarily a result of a decrease in average invested cash balances and a reduction in interest rates earned on our invested cash balances. Interest expense was $409,000 and $309,000 for the nine months ended September 30, 2003 and 2002, respectively. The increase in interest expense was due to the additional $7.0 million equipment line of credit that we entered into in April 2003.

Years ended December 31, 2002, 2001 and 2000

Revenue

License revenue increased from $200,000 in 2000 to $600,000 in 2001, and increased to $900,000 in 2002. License revenue is based on the amortization of license and milestone receipts earned under the Veridex agreement and amortized on a straight line basis over the initial development period which we estimate will conclude by December 31, 2003.

Research and development expenses

Research and development expenses increased from $5.1 million in 2000 to $10.5 million in 2001, and increased to $15.8 million in 2002. The higher level of expense in 2001 and 2002 was primarily associated with instrument and reagent development costs and costs associated with clinical research and the clinical trial for monitoring of metastatic breast cancer, which was started in July 2001. We increased staff and retained outside contractors to assist us in both the instrument development efforts and to help with clinical trials activities.

General and administrative expenses

General and administrative expenses increased from $2.5 million in 2000 to $2.7 million in 2001, and then increased to $3.6 million in 2002. The increase in general and administrative expense resulted primarily from the hiring of additional personnel, including strategic marketing and accounting staff, and costs associated with business development, fundraising and travel as well as depreciation costs associated with a facility expansion which was completed in early 2001.

Stock-based compensation expenses

We recorded $57,000, $36,000 and $26,000 of stock-based compensation expense in the years ended December 31, 2002, 2001 and 2000, respectively.

Interest income, net

Interest income net of interest expense was $107,000, $538,000 and $498,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest income was $577,000, $821,000 and $718,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The increase in interest income in 2001 reflects the increased invested cash balances from the sale of our Series E preferred stock in the second half of 2001. The decrease in interest income in 2002 was the result of significantly lower interest rates earned on our invested cash balances which was somewhat offset by the sale of our Series F preferred stock in December 2001. Interest expense was $470,000, $283,000 and $220,000 for the years ended December 31, 2002, 2001 and 2000, respectively. In 2001 and 2002, the increase in interest expense was the result of higher average borrowings under our equipment lines of credit.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003, we had cash and cash equivalents of $36.3 million. We have financed our operations since inception through private equity and debt financings, license and milestone revenues from corporate collaborations, capital equipment and leasehold financing, government grants and interest earned on cash and investments.

Our operating activities used net cash of $17.0 million in 2002, $11.8 million in 2001, $4.2 million in 2000. Our operating activities used net cash of $11.1 million and $13.3 million for the nine months ended September 30, 2003 and 2002, respectively, and $50.6 million from inception through September 30, 2003. In each of these periods, increases in operating cash outflows were attributable primarily to an increase in research and development and expanded clinical trials, except in the nine months ended September 30, 2003, where research and development expense was lower due to the substantial completion in July 2003 of the clinical trial for monitoring metastatic breast cancer. We are a development-stage company. Since our inception, we have generated net losses of $58.7 million from operations.

Our investing activities generated net cash of $30.0 million in 2002 principally from the sale of investments and used $34.1 million and $6.1 million in 2001 and 2000, respectively, principally from the purchase of investments as well as property and equipment. We generated $1.3 million and $27.0 million in investing activities for the nine months ended September 30, 2003 and 2002, respectively, principally from the sale of investments and partially offset by the capital expenditures for facilities expansion. We used $11.8 million from inception through September 30, 2003 principally for equipment purchases and for capital expenditures for facilities expansion.

Our financing activities generated cash of $2.7 million for 2002, $31.4 million for 2001 and $22.5 million for 2000. Financing activities generated $27.6 million and $3.4 million in the nine month periods ended September 2003 and 2002, respectively and $98.7 million from inception through September 30, 2003. Financing cash flows consisted of cash generated by the issuance of equity securities, equipment lines of credit and milestone receipts from Veridex, partially offset by payments under equipment lines of credit.

Since March 1999, we received $84.1 million, net of issuance costs of $2.1 million, from the sale of our preferred stock. Since March 1999, we also raised $13.4 million through equipment lines of credit and $4.0 million in milestone receipts from Veridex. Our liquidity requirements have arisen primarily from research and development expenditures, capital equipment expenditures and payments on outstanding indebtedness. Sales of our preferred stock since March 1999 were as follows:

Convertible Preferred Stock	Year(s)	Number of shares	Price per share	Net proceeds	Equivalent common shares

Series D	1999	33,251,090	$0.32	$10,600,000	3,325,109
Series E	2000	4,588,612	4.74	21,600,000	4,588,612
Series F	2001 and 2003	13,374,500	4.00	51,600,000	13,374,500
Series F	2003	80,000	5.00	300,000	80,000

				$84,100,000	21,368,221

The following table summarizes our contractual obligations at September 30, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due in
Contractual obligations	Total	October to Dec-2003	2004 and 2005	2006 and 2007	After 2007
	(in thousands)

Equipment line of credit	$8,411	$916	$6,260	$1,235	$—
Operating leases	5,207	166	1,427	1,498	2,116

Total contractual cash obligations	$13,618	$1,082	$7,687	$2,733	$2,116

We also have contingent obligations for research and development and clinical trial expenditures under our agreement with Veridex. See "Business—Development, license and supply agreement with Veridex".

Following commercialization, if we and Veridex are able to generate product sales under our agreement, we are required to invest an amount ranging from between 8.5% and 10% of total net product sales by Veridex, excluding revenue from cell analysis system sales, in research and development for cancer-related cell analysis products.

Based on our operating plans, we expect that the net proceeds from this offering, available cash and additional equipment credit lines will be sufficient to finance operations and capital expenditures for at least 18 months from the date of this prospectus. Our future capital requirements include, but are not limited to, supporting our research and development efforts and our clinical trials. Our future capital requirements will depend on many factors, including the scope and progress made in our research and development activities, our clinical trials and capital requirements related to our commercialization efforts.

NET OPERATING LOSS CARRYFORWARDS

We have incurred net operating losses since our inception and have consequently not paid any federal, state or foreign taxes. As of September 30, 2003, we had approximately $23.3 million of net operating loss carryforwards and approximately $1.7 million in research and development tax credit carryforwards available to offset future regular and alternative taxable income. If not utilized, these net operating loss carryforwards and tax credits will expire in 2012 through 2019. If we do not achieve profitability, our net operating loss carryforwards may be lost. In addition, the Internal Revenue Code places certain limitations on the annual amount of net operating loss carryforwards that can be utilized if certain changes in our ownership occur. We are currently not subject to these limitations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, short-term investments, accounts payable and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments.

As of September 30, 2003, a substantial majority of our cash was in money market accounts. We did not have any cash invested in short-term investment instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt, and SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements; SFAS 145 also rescinds SFAS 44, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS 145 related to the rescission of SFAS 4 are to be applied in fiscal years beginning after May 15, 2002; the provisions related to SFAS 13 are to be effective for transactions occurring after May 15, 2002; all other provisions of SFAS 145 are to be effective for financial statements issued on or after May 15, 2002. Early adoption of SFAS 145 is encouraged. The adoption of SFAS 145 has not had, and we believe will not have, a material impact on our current or prospective financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit on disposal activities when they are accrued rather than at the date of a commitment to an exit on disposal plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that SFAS 146 may have a prospective effect on our financial statements for costs associated with future exit or disposal activities we may undertake.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. For non-public entities that are SEC registrants, the provisions of the statement are effective for fiscal periods beginning after December 15, 2003. We believe that the adoption of SFAS 150 will not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FIN 45, Guarantors, Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. We believe that the adoption of FIN 45 has not had and will not have a material impact on our current or prospective financial position or results of operations.

In November 2002, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, Accounting for Multipe-Element Revenue Arrangements ("EITF 00-21"). EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting, i.e., the delivery or performance of multiple products, services and rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. EITF 00-21 applies to revenue arrangements entered into after June 30, 2003. We adopted this new accounting guidance effective July 1, 2003 and the adoption did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities, which have certain characteristics. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies, in the first interim or annual period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

Business

OVERVIEW

We are developing and commercializing proprietary cell-based research and diagnostic products with an initial focus on cancer. We believe that our current and future products can provide significant clinical benefits by giving physicians better information to understand, diagnose, treat and monitor cancer. We design our products to provide physicians and scientists with clinically meaningful information earlier than current diagnostic methods. Our technologies, which we brand as CellTracks, can identify, count and characterize the presence and quantity of a small number of tumor cells present in a blood sample. Our collaborator, Veridex, LLC, or Veridex, a Johnson & Johnson company, submitted a pre-market notification, or 510(k), to the US Food and Drug Administration, or FDA, in May 2003 for use of the CellSearch Epithelial Cell Kit in the management of metastatic breast cancer. We expect that the CellSearch Epithelial Cell Kit will be the initial product launched by Veridex based on our technologies. We believe that our products and our underlying technology platforms have other applications in cancer diagnostics, in the development of cancer drugs, and in cancer research. In addition, we believe that our proprietary technologies may have applications in other fields of medicine, such as cardiovascular and infectious diseases.

Our products are based on an integrated system of instruments, reagents and other consumable and ancillary products used to isolate, label, count and analyze tumor cells in the blood, known as circulating tumor cells, or CTCs. CTCs can appear in extremely low number, sometimes as few as one or two CTCs in a test tube of blood that contains billions of cells of various types. Our clinical trials suggest that the presence of even a few CTCs in a blood sample is clinically important and may predict whether a therapy is likely to offer benefits to the patient. We are not aware of any other automated and integrated method capable of reproducibly, reliably and cost-effectively counting and characterizing CTCs and other rare cells.

Using first-generation components of our integrated system, we conducted a controlled, multi-center pivotal clinical trial of 177 metastatic breast cancer patients. In this trial, we found that the number of CTCs in blood samples drawn from patients at various time points predicted disease progression and survival. Based on the data from this pivotal trial, Veridex has applied for 510(k) clearance for the following intended use:

    "The CellSearch Epithelial Cell Kit is intended for the enumeration of circulating tumor cells (CTC[s]) of epithelial origin in whole blood. The assay predicts progression free survival and overall survival in patients with metastatic breast carcinoma. Patients with 5 or more CTC[s] have a significantly shorter progression free survival and overall survival than patients who have less than 5 CTC[s] per 7.5 ml of blood."

To support commercialization of our products, we have entered into a development, license and supply agreement with Veridex under which Veridex has exclusive worldwide rights in the field of cancer to make and commercialize any cellular diagnostic products based on our technologies. We expect the product launch of the CellSearch Epithelial Cell Kit and related products to commence for research use only in the first quarter of 2004, and for in vitro diagnostic use in the second half of 2004. Under this agreement, Veridex is obligated to pay us approximately 30% of their net sales from the sale of reagents, test kits, and certain other consumable products and disposable items incorporating our technologies.

Cancer presents the physician with complex challenges for effective disease management. While substantial progress has been made in the development of new drugs for fighting cancer, advances in diagnostic tools for detecting and managing cancer continue to lag behind these treatments. Cancer markers, currently used for testing the blood of cancer patients, provide only limited information and often correlate poorly with disease progression, response to therapy and patient survival. Other diagnostic tools, including techniques such as x-ray, CT and MRI scans, suffer from similar problems and are expensive and potentially harmful to patients. More importantly, these existing tools often provide lagging, or at best concurrent, information about disease progression, rather than data that can predict the course of the disease or the effectiveness of ongoing treatment. Similar problems exist in clinical trials for new cancer drugs because the same diagnostic tools with their inherent limitations are often used to assess a drug's potential effectiveness, particularly in early stage clinical trials.

Based on findings from our clinical trials to date, we believe that our products will enable physicians to predict more accurately and earlier than existing methods the likely time to disease progression and survival in cancer patients, permitting the physician more effectively to:

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select an appropriate cancer therapy;

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monitor the effectiveness of ongoing treatment; and

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change from ineffective cancer therapies sooner, thereby potentially improving patient outcomes, including quality of life, time to disease progression and survival.

Moreover, we believe that our products address many of the limitations of currently available diagnostic and research methods and provide physicians and patients with the following additional benefits:

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improved cost-effectiveness of cancer therapies; and

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ease of administration relative to imaging techniques such as CT and MRI scans.

We believe that our initial products can be widely applicable in the field of cancer, and that the underlying technologies also have applications in other fields of medicine. Our research studies suggest that our technologies can detect CTCs in carcinomas other than breast cancer, specifically prostate, colorectal, lung and ovarian cancers, at various stages of disease. We are also developing a product based largely on our existing platforms and reagents to detect and analyze endothelial cells in blood. Endothelial cells play a key role in the formation of blood vessels, or angiogenesis, and consequently are intimately involved in tumor growth and spread. In addition, endothelial cells are believed to play a role and to have diagnostic utility, in autoimmune disorders and cardiovascular diseases. We are also exploring the potential of our technologies to develop products that can detect pathogens in the blood that may be useful in the diagnosis of infectious disease. For example, we believe that our technologies can detect fungi in the blood of patients who are at a high risk of dying from infections caused by these pathogens.

CANCER DIAGNOSTICS MARKET OVERVIEW

Diagnostic testing

Diagnostic tests are used to inform physicians about the presence of a disease or a disease-causing agent and to provide information that is critical for appropriate treatment. Diseases today are primarily classified based on physiological symptoms and information obtained from current diagnostic methods, which information often tells the physician little about the underlying mechanism or cause of the disease.

In many cases, conventional diagnostic tests lack the clinical sensitivity and specificity to provide definitive diagnoses and information on response to therapy during the various stages of disease. Sensitivity is typically the measure of a test's ability to accurately detect the presence of disease. A false negative test result occurs when a patient who has a disease is given a negative, or normal, diagnosis. Specificity is typically the measure of a test's ability to exclude the possibility of disease when it is truly not present. A false positive test result occurs when a patient who does not have a disease is incorrectly diagnosed as having the disease. We believe sensitivity and specificity can be greatly enhanced by using cellular and gene-based information.

We expect that cellular and gene-based diagnostic tests will create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Such diagnostic tests will result in an increased emphasis on preventative medicine and may redefine approaches to risk assessment of a particular disease or condition. We believe that physicians will be able to use these tests for the early detection of disease, evaluation of propensity for disease and to follow and treat patients on a more personalized basis, allowing them to select the most effective therapy with the fewest side effects.

Cancer diagnostics

According to statistics from the National Cancer Institute and the American Cancer Society, carcinomas are the most common types of cancer, accounting for approximately 86% of all cases. Carcinomas include breast, prostate, colorectal, lung and many other organ-specific cancers. The American Cancer Society report "Cancer Facts and Figures 2003" estimates that approximately 8.9 million Americans with a history of cancer were alive in January 1999. The American Cancer Society also estimates that in 2003 over 1.3 million people in the US will be diagnosed with cancer and over 550,000 people will die from the disease.

We have selected breast cancer as the first application of our technologies because it is the most frequently diagnosed carcinoma among women and there are multiple treatments available for this disease. We believe these treatments need accurate and reliable monitoring tools. The American Cancer Society estimates that approximately 2 million women alive today in the US have been diagnosed with breast cancer and that, in 2003, approximately 200,000 women will be diagnosed and approximately 40,000 women will die from the disease.

Carcinomas are malignant tumors that generally grow rapidly and destroy adjacent normal tissue and impair bodily functions. Metastasis of carcinomas occurs when malignant cells detach from the primary tumor mass and travel through the circulatory system and by other mechanisms to invade other tissues in the body. Although the immune system may act to control the spread of tumor cells, some tumor cells may still disseminate to and multiply in various organs and other parts of the body, resulting in metastases. In most cases, death is caused by such metastases rather than by the primary tumor.

The primary objective in the diagnosis of cancer is early detection of the disease. In general, cancer treatments are most effective if the disease is diagnosed at a less advanced stage. The standard of care for newly diagnosed carcinomas is surgical removal of the primary tumor. If the tumor has metastasized, more aggressive follow-up and post-surgical treatment is warranted. Consequently, early diagnosis, staging and monitoring of the disease is critical to achieving the best outcome. This objective is often not obtained due to inherent inadequacies of currently used cancer diagnostics.

Inadequate tools for risk assessment and early detection of cancer

Screening tests are available for some cancers, such as PSA in prostate cancer, fecal occult blood in colorectal cancer and mammograms for breast cancer. While such tests may be useful in establishing that an individual is at elevated risk of having cancer, the tests are not definitive and additional diagnostic procedures, including highly invasive and expensive surgical techniques, are required to confirm whether or not cancer is present. Well-documented problems with screening tests include false positive results that indicate the possibility of cancer when there is no cancer present and false negative results that miss cancer when it is actually present. Therefore, a substantial need exists for additional, minimally invasive or non-invasive, and cost-effective methods to supplement or replace current cancer screening techniques to better assess an individual's risk of having cancer or the propensity to get cancer in the future.

Inadequate tools for diagnosis, staging and selection of primary therapy

Cancer patients whose disease is not discovered through screening are diagnosed typically as a result of symptoms such as pain, shortness of breath or fatigue. In addition to physical and endoscopic examination, a variety of laboratory tests, such as serum tumor markers, and imaging techniques, including angiography, ultrasound, CT, MRI and PET scans, are used by physicians to evaluate a patient suspected of having cancer. Although imaging techniques are useful for visualizing the size, location and number of tumors, the definitive diagnosis of cancer is usually based on an examination by a pathologist of a biopsy taken from the suspected tumor. Biopsies, however, often have a high false negative rate. In addition, for certain cancers, adequate biopsies are difficult to obtain and potentially harmful to patients. Moreover, none of these methods are reliable in assessing the spread of tumor cells.

Inadequate tools to monitor effectiveness of post-surgical therapy and recurrence

Once a patient is diagnosed with cancer, he or she is classified based on the original diagnosis and staging of the disease. This medical profile dictates whether a patient will receive drug or radiation therapy following surgery, or both. There are presently no tools for monitoring on a real-time basis the effectiveness of post-surgical therapy. Most physicians select therapies based on published results from clinical trials, the labeling of approved drugs and the physician's assessment of the patient's tolerance to side effects. Sometimes, these treatment decisions are based on the assumption that more potent drugs have a higher chance of eliminating the tumor cells that cause metastasis.

Even when a cancer patient survives the initial treatment and is deemed to be in remission, the disease can recur at any time, even years later. Current tools available to the physician for the detection of disease recurrence are physical examination, imaging techniques and tumor markers. These tools are often limited in their diagnostic application because they lack sensitivity and specificity. They are currently used because they can sometimes detect recurrence early in some patients, making it possible to start drug therapy in an attempt to control the spread of cancer again.

Inadequate tools to select and monitor therapy in metastatic disease

Few treatment options are available for patients with cancer that has metastasized. Breast cancer is an exception to this because new drugs have been introduced in the past few years that provide several lines of therapy. However, the selection of the appropriate therapy remains a difficult decision for physicians. First, cancer cells are known to mutate, which means that information from the original, or primary, tumor has limited use for therapy selection. Furthermore, we are not aware of any current, real-time tests that permit convenient profiling of cancer cells and offer predictive information that would direct the choice of drug and give reliable indications of efficacy once a therapy is started. Serum tumor marker tests are used to monitor certain patients, but these tests are limited in their ability to assess the patient's status with confidence. Imaging techniques are also used to monitor metastatic cancer patients. However, these diagnostic methods are subject to varying interpretation, which may result in failure to correctly determine if a patient is responding to a therapy. Furthermore, the interval between imaging studies is typically several months because these methods are expensive and cumbersome and do not reliably detect small changes in tumor burden over short periods of time. With more effective diagnostic tools, physicians would be able to more rapidly change ineffective therapies to potentially more appropriate therapies before valuable time is lost and with a higher degree of confidence.

OUR SOLUTION

We believe our integrated system represents a potential breakthrough in the understanding, diagnosis, assessment of prognosis, therapy selection and monitoring of cancer. We are developing an integrated array of technologies designed to detect, count and characterize the CTCs that are shed into the blood and ultimately cause the cancer to metastasize, or spread. Our clinical trials indicate that our products yield real-time, quantitative and reproducible results that provide physicians with predictive information to improve patient management. Additionally, our products are designed to address many of the limitations of existing diagnostic tools. We believe that these products can provide the following clinical benefits:

Early diagnosis of cancer

Cancers that are not detectable by current tests may still shed tumor cells into the blood that can be detected by our assays. The earlier the patient is diagnosed, the earlier treatment can be commenced, resulting in improved patient survival. Because our products can detect a small number of CTCs, we believe that our products will enable the physician to diagnose or assess the risk of invasive cancer earlier than existing tools.

Effective tools for diagnosis, staging and selection of primary therapy

A physician's determination that the cancer has metastasized is extremely important in staging the patient to complete the diagnosis and to select the most appropriate treatment. The presence of CTCs detected by our assay may indicate a more aggressive form of cancer, thereby providing physicians with critical information to guide clinical decisions.

Effective monitoring of post-surgical therapy or for recurrence

The number, trends and characteristics of CTCs during post-surgical treatment may indicate that the disease has not been eliminated and can enable physicians to determine the effectiveness of treatment. Physicians benefit from real-time information, which enables them to change from ineffective therapy and improve patient survival prospects. The periodic monitoring of CTCs using our products following post-surgical therapy may allow for the early detection of recurrence. This will enable the physician to intervene sooner, which may improve the patient survival prospects.

Predictive ability to select and monitor therapy in metastatic disease

Our clinical trials have suggested that quantifying CTCs can be an effective tool in predicting the time to disease progression and survival in patients with metastatic breast cancer. Physicians may select a more appropriate cancer therapy based on the presence or absence of CTCs. Our products can be used to analyze CTCs for the presence of specific genes and proteins. This "real-time biopsy" information can be used to select therapies targeted to a specific gene or protein. Today only a few of these treatments exist, but many drug and biotechnology companies are developing these therapies.

In addition, we believe that the first product to be marketed by Veridex, the CellSearch Epithelial Cell Kit, offers benefits that other laboratory tests and imaging tools lack. CTCs have high clinical specificity, which means that healthy individuals generally have zero, or a very small number of detectable CTCs. Our products are blood tests and are easier to administer than imaging techniques such as CT scans or MRI scans. We believe that our products are also more cost-effective than expensive imaging techniques.

We believe our products have a significant market opportunity related to the clinical development of new cancer drugs and life science research. Because of the many limitations of current cancer diagnostic tests, it is difficult to assess whether or not a cancer patient is responding, partially responding or not responding at all to a new drug. This is a particular problem in early stage clinical trials, because pharmaceutical and biotechnology companies need accurate, early and cost-effective means of evaluating information regarding the efficacy prior to undertaking much larger, time consuming and expensive pivotal trials. Inaccurate or false information may result in discontinuing development of a promising drug candidate or wasting millions of dollars on a drug that will fail in late-stage clinical trials. Current standards determined by the FDA for approval of a new cancer drug are to show that it extends patient survival, or at least delays or reduces the severity of disease progression in pivotal trials, which may require lengthy patient follow-up and increase the time to market.

We believe also that our products will provide pharmaceutical and biotechnology companies working on new cancer drugs with cost-effective and timely information on the performance of these drugs. For instance, in early drug trials, we believe that the analysis of CTCs will help drug companies to select the right patient population in which to test a new drug and provide early and reliable information regarding efficacy of the drug. Although more clinical trials and data will be required, and although only the FDA can make a determination as to what constitutes a "surrogate endpoint," we believe that CTCs may also provide a "surrogate endpoint" as an alternative to survival and other currently accepted result measures for drug approval. Such a surrogate endpoint would permit shorter and less costly late-stage drug trials.

OUR STRATEGY

Our goal is to be a leader in the development and commercialization of proprietary cell analysis products that can deliver high impact clinical and scientific information for use in human diagnostics, life science research and pharmaceutical development. The key elements of our strategy include the following:

Develop and commercialize cancer research and diagnostic products

We are focused primarily on the development and commercialization of products for understanding cancer and diagnosing, staging and monitoring cancer patients. Additionally, we intend to develop diagnostic products to be used alone or in conjunction with current screening methods and for establishing the risk of healthy individuals developing cancer. We have a development, license and supply agreement with Veridex, which we expect will introduce the CellSearch Epithelial Cell Kit and related products in the first quarter of 2004 for research use only for a variety of cancers. We expect the FDA to act in the first half of 2004 on applications for the clearances necessary to market these products for in vitro diagnostic use in metastatic breast cancer. Subject to receipt of FDA clearances and marketing considerations, we currently expect that we and Veridex will launch products for in vitro use in the second half of 2004.

Develop multiple indications for our cancer diagnostic products

We plan to conduct additional clinical trials using the CellSearch Epithelial Kit in other major cancers including colorectal, prostate and lung cancer and other indications, with the aim of gaining FDA clearance or approval, as appropriate. An additional objective of these trials is to study cancer in earlier, non-metastatic stages of the disease to determine whether CTCs offer valuable information to aid in the management of these patients. Expanded product labeling would help to increase the adoption of our products by physicians and laboratories.

Expand the applications of our technologies beyond cancer

We intend to develop new reagent kits outside the field of cancer for our products where current diagnostic and research tools are limited and where significant market opportunities exist. For example, we are developing an endothelial cell assay that may have application in the field of cardiovascular and autoimmune diseases in addition to cancer. We also have a research program to develop an assay to detect fungal infections, which can be a life threatening condition in patients with suppressed immune function.

Seek commercialization partners for our non-cancer product candidates

In order to maximize the value of our non-cancer product candidates, we may seek strategic alliances with capable, well-capitalized, multinational companies for marketing and distribution. We may consider a direct sales, marketing and service approach, especially when the number of prospective customers is limited or concentrated.

Leverage our proprietary technologies to maximize profitability

Our product portfolio includes instrument systems that are designed to use our reagent kits and disposables exclusively, thus providing recurring revenues from sales of consumable products. Because our underlying platform technologies have already been developed, we expect that the incremental investment to bring new reagent kits to market will be relatively modest.

Continue product improvement

Because our products are an integrated system, which includes a number of components, there are multiple opportunities to improve various aspects of the system. We intend to continue to make efforts to improve instrument throughput, assay performance and clinical utility of these products. We also plan to reduce costs through investment in manufacturing processes and product design to improve production yields, reduce material and component cost, and increase product reliability and robustness.

CLINICAL RESEARCH AND DEVELOPMENT PROGRAMS

We conduct pre-clinical and clinical research trials to explore whether our technologies can deliver diagnostic value in different diseases. If a research trial is positive and there is a significant market opportunity for a product based on these technologies, we then design trials that enroll larger patient populations. These advanced trials, which we call pivotal trials, are designed to support regulatory submissions for new or expanded product applications or indications for existing products, or potentially a new product offering. To minimize the risk of these development trials failing, we often conduct smaller pilot studies using the same or similar protocol as the larger trial. We expect that pivotal clinical trials will be required to support FDA submissions for the majority of our product candidates.

In 2003, we completed a 177-patient, controlled, multi-center pivotal trial that was statistically powered to determine if CTCs in the blood of women with metastatic breast cancer could provide information to physicians for monitoring therapy. Blood was drawn and tested from these patients using the CellSearch Epithelial Cell Kit, CellPrep Semi-Automated Sample Preparation System, or CellPrep System, and CellSpotter Analyzer every three to four weeks for up to six months. This trial demonstrated that CTCs could predict if the patient would respond to therapy, how long the patient is likely to respond, and how long the patient may live.

A statistical analysis was used to calculate the probability of survival of metastatic breast cancer patients with less than five (<5) or five-or-more (≥5) CTCs in 7.5 ml of blood drawn before initiation of a new line of therapy and at the first follow-up patient examination after initiation of therapy. These statistical analyses are proposed to be included in the product labeling of the CellSearch Epithelial Cell Kit.

The two graphs above show the significance of the number of CTCs in a test tube sample of blood drawn from patients undergoing treatment for metastatic breast cancer just prior to initiation of a new line of therapy, or baseline, and following initiation of the therapy, or first follow-up, which was typically three to five weeks into the study.

The patients shown in the graphs above were separated into two groups based on the level of their CTCs. The graph on the left plots the probability of the percentage of patients who were alive over time based on whether they had fewer than five CTCs at baseline or five or more CTCs at baseline. This graph illustrates that these two groups have very different survival prospects. Patients with fewer than five CTCs had a greater than 70% probability of survival for more than 18 months beyond baseline whereas patients with five or more CTCs had a 50% probability of survival for approximately 10.1 months beyond baseline.

The graph on the right plots the probability of the percentage of patients who were alive over time based on whether they had fewer than five CTCs or five or more CTCs at the first follow-up. This graph illustrates that patients so classified again have very different survival prospects. Patients with fewer than five CTCs had a greater than 70% probability of survival for more than 18 months from the day blood was drawn whereas patients with five or more CTCs had a 50% probability of survival for approximately 7.0 months from the day blood was drawn.

Depending on the success of treatment, patients can move between groups. For example, there were only 90 patients in the low CTCs group at baseline, but there were 114 patients in the low CTCs group at the first follow-up, suggesting that therapy was successful in a number of the patients who started with high levels of CTCs. Similarly, patients with low levels of CTCs may not benefit from therapy and move to the group having an elevated number of CTCs.

The data, which we assessed as being statistically significant, suggested that CTCs may be of clinical value in determining initially not only the severity or aggressiveness of metastatic breast cancer, but also whether an individual patient is benefiting from a particular therapy. While survival is clearly the most important endpoint of this trial, similar patterns were also observed when patients were evaluated in terms of time to progression of disease as clinically determined.

The breast cancer research studies summarized below describe the key conclusions that led to the initiation of the pivotal trial described above:

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In 1998, data from a research trial conducted in collaboration with the University of Texas Southwestern Medical Center were published in the Proceedings of the National Academy of Sciences. This study suggested that the detection of CTCs may be helpful in early detection and monitoring of breast cancer and in providing prognostic information.

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In 2000, data from a research study conducted in collaboration with Thomas Jefferson University were published in the International Journal of Oncology. This study suggested that the number of CTCs correlated with or preceded changes in disease activity.

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In 2001, data from a prospective pilot study conducted in collaboration with Georgetown University were reported at the annual San Antonio Breast Cancer Symposium. This study suggested that changes in number of CTCs in blood drawn at the second or third follow-up patient examination predicted clinical outcome in approximately 80% of the patients.

We have initiated further research trials in colorectal and prostate cancer and have completed other research studies that suggest that our technologies may be useful in carcinomas other than breast cancer and further enable assessment of protein and gene expression in CTCs. This information may be useful in helping to understand disease aggressiveness and select the most appropriate therapy for patients diagnosed with cancer.

Summary of completed clinical research and development trials

The following table summarizes the breast cancer trials described above as well as additional clinical research studies we conducted that evaluated the clinical utility of CTCs.

Cancer type	Stage	Year	Site(s)	Key findings	Number of patients and controls

Breast	Metastatic	2003	Multicenter (20 sites)	CTCs predict time to progression and overall survival; subject of 510(k) filing.	177 patients 345 controls

Breast	Metastatic	2001	Georgetown University	CTCs predict response in 80% of patients after two cycles of therapy.	28 patients 22 controls

Breast	Recurrence	2000	Thomas Jefferson University	CTCs detected in patients after surgery for breast cancer. Changes in CTCs may predict recurrence.	45 patients 32 controls

Breast	Metastatic	2000	Georgetown University	HER-2/neu protein detected on CTCs in 9 of 19 patients.*	19 patients 22 controls

Breast	Various	1998	University of Texas Southwestern	CTCs present in cancer patients; CTCs may be useful for early detection and monitoring therapy.	30 patients 13 controls

Colorectal	Metastatic	2003	Fox Chase Cancer Center	Changes in CTCs correlate with clinical status over time.	50 patients

Colorectal	Various	1999	Lankenau Hospital and Thomas Jefferson University	CTCs detected in colorectal cancer patients.	44 patients 27 controls

Prostate	Metastatic	2002	Thomas Jefferson University	Observed apoptosis (cell death) of CTCs in prostrate cancer patients.	12 patients

Prostate	Metastatic	2002	Thomas Jefferson University	Gene expression can be assessed in CTCs of prostate cancer patients.	9 patients 13 controls

Prostate	Metastatic	2001	Thomas Jefferson University	Changes in CTCs correlate with clinical status over time.	10 patients 22 controls

*
In general, approximately 30% of breast cancer patients express the HER-2/neu protein, as assessed by analyses of biopsy samples.

Ongoing and planned clinical trials

The following table summarizes our ongoing and planned clinical trials, which are designed to further assess the value of measuring CTCs in blood. The actual start dates for these trials is subject to change based on a variety of factors, including agreement with investigators on protocols, clearance by institutional review boards and product development status.

Trial description	Type of trial	Planned start date

Development and pilot trials
CTCs in "bone only" metastatic breast cancers	Development	Ongoing

Adjuvant setting in colorectal cancer	Pilot	Ongoing

Adjuvant setting in breast cancer	Pilot Development	Ongoing 2005

Metastatic colorectal cancers	Development	2004

CellTracks Analyzer: use in breast and colorectal cancers	Development	2004

Herceptin/Navelbine therapy	Development	2004

Breast cancer adjuvant setting	Development	2004

Non-small cell lung cancer	Pilot Development	2004 2005

Companion biopsy in prostate cancer	Pilot Development	2004 2005

Clinical research trials
CTC survey in carcinomas	Research	Ongoing

Gene expression survey in carcinomas	Research	Ongoing

Neoadjuvant breast cancer	Research	2004

CTCs and apoptosis (cell death)	Research	2004

Tumor cells in bone marrow	Research	2004

Metastatic melanoma	Research	2004

Metastatic prostate cancer	Research	2004

New products
Endothelial cell survey	Research	2004

Fungal cells in infectious diseases	Research	2004

CTCs in bone only breast cancer.    Several of the centers that participated in our pivotal, multi-center breast cancer trial are continuing to enroll patients who have cancer that has spread to the bone. The objective of this study is to examine the role of CTCs in these patients. Approximately half of all metastatic breast cancer patients have bone metastasis only and cannot be monitored with CT scans or similar imaging techniques, unlike patients with organ metastasis, where imaging is used. Measurement of CTCs may provide physicians with a much needed tool to monitor patients with this form of disease.

Metastatic colorectal cancer.    We intend to initiate a large multi-center trial in 2004 to expand the monitoring indications for the CellSearch Epithelial Cell Kit to metastatic colorectal cancer.

CellTracks Analyzer.    We plan to work with a major medical center and selected reference laboratories to determine whether the CellSpotter Analyzer and the CellTracks Analyzer yield equivalent results for counting of CTCs. The FDA reviewed this protocol, and we plan to initiate the trial in late 2004.

Non-small cell lung cancer.    We intend to initiate a pilot study in lung cancer in 2004 to determine if CTCs have clinical utility for detection of disease immediately after surgery and to detect early recurrence of disease. This is one of several trials planned to explore the role of CTCs before and after surgery and while the patient is receiving post-surgical, or adjuvant, therapy. If the study is successful, we plan to expand it to a multi-center pivotal trial in 2005.

Herceptin/Navelbine.    We are working with the Southwestern Oncology Group, or SWOG, a large cancer cooperative group comprised of over 300 oncologists, to collect samples and count CTCs during a planned drug trial involving the use of either Herceptin or Navelbine therapy in breast cancer. This trial seeks to improve our understanding of the potential role and behavior of CTCs in conjunction with these drugs.

Other research studies.    We believe that the presence of CTCs may indicate the presence of new or recurring cancer. Our earlier research studies suggested that we can detect CTCs in the blood of patients with early stage disease. We are working together with Veridex to develop molecular tools to determine the organ of origin of circulating epithelial cells in subjects that have not yet been diagnosed with cancer and assess whether such cells are indeed CTCs. If successful, we believe that our technologies will be useful to help physicians diagnose cancer at an early stage when it is most curable. This may lead to the development of products directed specifically for screening applications or assessing the risk that an individual may develop invasive cancer.

PRODUCTS AND TECHNOLOGY

Overview

We have developed and integrated our technologies into proprietary cell analysis products, which we brand as CellTracks. Our technologies are used principally as an integrated system. In addition, we believe that the components of the system can be used individually or in various combinations to address a variety of unmet needs in the fields of human diagnostics, pharmaceutical development and life science research.

This system is used generally as follows:

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Sample collection and preservation. The sample is collected initially in the CellSave Preservative Tube and shipped to an appropriately qualified laboratory.

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Sample preparation. The CellTracks AutoPrep System, which provides a high degree of automation, processes the samples using one of several reagent kits. The initial diagnostic test kit based on our technologies, the CellSearch Epithelial Cell Kit, is intended to isolate and count CTCs. Tumor profile reagents may be added during processing to further characterize the CTCs.

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Sample presentation and analysis. The processed sample is dispensed into the MagNest cell presentation device, now ready for analysis on the CellSpotter or CellTracks Analyzer.

Alternatively, the CellSearch Profile Kit may be used to isolate CTCs for further analysis using molecular diagnostic tools, such as PCR, or for cell analysis on non-Immunicon instruments, such as flow cytometers. The combination of the CellTracks AutoPrep System and the CellSearch Profile Kit permits reproducible recovery of CTCs along with the flexibility of using well-established commercial or development stage research tools for molecular or cell analysis.

The diagram below outlines the main components of the CellTracks technologies, including several examples of specific products.

The basic components of our integrated cell analysis system

Product portfolio and status

The following table summarizes the portfolio of our products and the regulatory status for each product. A more detailed description follows immediately after this table.

Product	Description	FDA status

Sample collection
CellSave Preservative Tube	Evacuated blood collection tube with preservative	510(k) cleared

Sample preparation
CellPrep Sample Preparation System	Semi-automated instrument to capture and label cells from 7.5 ml blood samples	510(k) cleared

CellTracks AutoPrep System	Automated instrument to capture and label cells from 7.5 ml blood samples	510(k) submission anticipated in the first quarter of 2004

CellTracks LVSP System	Instrument and reagents to pre-process a 30ml blood sample prior to preparation in the CellTracks AutoPrep System	Class I, 510(k) exempt device in development

Sample presentation
CellTracks MagNest Cell Presentation Device	Device that presents magnetically labeled cells for analysis	510(k) submitted May 2003 for metastatic breast cancer

Sample analysis
CellSpotter Analyzer	Semi-automated fluorescence microscope used to count and characterize cells in the MagNest Cell Presentation Device	510(k) submitted May 2003 for metastatic breast cancer

CellTracks Analyzer	Modular bench top scanning cytometer used to characterize cells in the MagNest Cell Presentation Device	510(k) cleared for enumeration of leukocyte subsets In development for analysis of CTCs

CellTracks EasyCount System	Simple cell counter used to count and characterize cells in the MagNest cell presentation device	Early development

Reagent kits
CellSearch Epithelial Cell Kit (a Veridex product)*	Counting of CTCs using the CellTracks AutoPrep System and CellSpotter Analyzer	510(k) submitted May 2003 for metastatic breast cancer

CellSearch Profile Kit (a Veridex product)*	Isolation of CTCs using the CellTracks AutoPrep System for molecular or cell analysis	For research use only and not indicated for diagnostic use

CellTracks Endothelial Cell Kit	Counting of endothelial cells	In development

CellTracks Fungal Assay Kit	Detection of fungal infection	In development

Cell profile reagents
Tumor profile reagents (a Veridex product)*	For characterization of CTCs isolated using the CellSearch Epithetial Cell Kits	In development Expected to be marketed as Analyte Specific Reagents, or ASRs. No FDA review is anticipated to be required but subject to certain labeling restrictions

*
These products incorporate our proprietary components and reagents, and Veridex will perform final manufacturing operations and market the product.

Sample collection

Our CellSave Preservative Tube is a specialty blood collection device that enables medical professionals to draw blood into an evacuated test tube and preserves the blood samples during shipment to a laboratory and during the sample preparation process itself. CTCs are fragile and extraction of these cells from a large sample can cause cell loss or damage. Our collection device permits blood to be drawn from patients in satellite locations, such as the physician's office, group practice or clinic, and transported to a qualified hospital or reference laboratory for analysis. We believe this tool will help adoption of our products in the market by making them more convenient to use. We have FDA clearance for the CellSave Preservative Tube for in vitro diagnostic use. The CellSave Preservative Tube is also cleared by the FDA for use in monitoring CD3/CD4 cells, which may aid in the management of patients with HIV/AIDS.

Sample preparation

CellTracks AutoPrep System

The CellTracks System is a proprietary, fully automated clinical laboratory instrument that captures, labels and concentrates cells of interest from a 7.5 ml sample of blood. The processed sample is dispensed into our proprietary sample cartridge, which is a component of the CellTracks MagNest Cell Presentation Device, or CellTracks MagNest. We plan to submit a 510(k) for the CellTracks AutoPrep System in the first quarter of 2004. Our CellTracks AutoPrep System is intended to replace our CellPrep System, which was the sample preparation system used in some of our clinical trials, including our pivotal metastatic breast cancer trial.

CellTracks LVSP System

We are developing the CellTracks LVSP System, or Large Volume Sample Processor, which is an instrument that uses reagents to extract a 7.5 ml blood fraction containing the cells of interest from a 30 ml blood sample. This blood fraction is then processed using the CellTracks AutoPrep System. It is important to be able to process larger volumes of blood in order to improve the detection rate of CTCs. We believe that the CellTracks LVSP System will be a Class I, 510(k) exempt device.

Sample presentation

The CellTracks MagNest is a proprietary product for presenting magnetically labeled cells for analysis on our CellSpotter and CellTracks Analyzers. A proprietary sample cartridge is inserted into the MagNest, exposing the sample to a magnetic field that moves magnetically tagged cells to the upper inside surface of the sample chamber, which is transparent. All cells that are magnetically labeled are available for analysis. Untagged cells tend to move under the influence of gravity to the bottom of the chamber. We believe that this process is a more convenient and delicate approach for cell presentation for analysis than traditional microscope slide preparation.

Sample analysis

CellSpotter Analyzer

The CellSpotter Analyzer is a semi-automated fluorescence microscope with:

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a movable stage that has been customized to hold the CellTracks MagNest;

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a charged-coupled display, or CCD, camera for capturing cell images; and

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proprietary software for rare cell analysis.

The CellSpotter Analyzer uses a disposable cell presentation device, called the CellSpotter Sample Cartridge. The system scans the sample cartridge and captures images of the entire sample area. Analysis is performed on the captured images and candidate cell images are presented to the reviewer for analysis and final selection. We are planning enhancements to this analyzer to improve its functionality for research and, potentially, diagnostic use. These enhancements include upgraded software and use of additional light filters for analysis. However, we do not know whether these enhancements will be completed in a timely manner, if at all, and even if completed, will find acceptance in the market.

CellTracks Analyzer

We are developing the CellTracks Analyzer as our second generation cell analysis platform. The CellTracks Analyzer is a proprietary scanning cell analyzer, or cytometer. The CellTracks Analyzer uses a disposable cell presentation device, called the CellTracks Sample Cartridge. This cartridge is made primarily of plastic and has a glass cover with nickel lines lithographed on the inside surface of the glass cover. These lines become magnetic when inside the CellTracks MagNest and cause magnetically tagged CTCs to align within the magnetic field between the nickel lines. The CellTracks Analyzer focuses and tracks along these lines. Lasers are used to excite fluorescent labels on the cells, creating a fluorescent signature. Cells with the correct fluorescent signature are imaged and available for review by the user. In addition, graphs for each sample are generated that show various cellular markers, including those labeled by our Tumor Profile Reagents. The CellTracks Analyzer has 510(k) clearance from the FDA as an automated differential cell counter for leukocyte, or white blood cell, subsets, such as CD3 and CD4 cells. These cells are important in assessing the health of patients with HIV/AIDS. This product is currently under development for counting and characterizing of CTCs.

Reagent kits

We have developed and expect to develop a variety of reagent kits for use with our cell analysis systems in various research and diagnostic applications. Our principal cell-capture reagents are based on proprietary, magnetic nano-particles we call ferrofluids. These ferrofluid particles are conjugated to antibodies and used to capture, or tag, various types of cells. Fluorescently labeled antibodies are then used to identify and differentiate the selected cells. Antibodies are inherently highly specific, and we choose capture antibodies that will bind to specific types of cells, such as CTCs, but not to other cells in the sample. We believe that we will be able to introduce new kits more readily for additional cell types that are implicated in diseases in addition to cancer because the instrument platforms and basic reagent formulations are either completed, as is the case for the CellSpotter Analyzer and its reagents, or largely developed, as is the case for the CellTracks Analyzer.

CellSearch Epithelial Cell Kit

The CellSearch Epithelial Cell Kit is designed to assist initially in the management of metastatic breast cancer. This kit contains a ferrofluid conjugated with an epithelial cell adhesion molecule, or EpCAM, antibody to capture and permit isolation of CTCs in a blood sample, together with labeling reagents for achieving a high level of specificity.

CellSearch Profile Kit

The CellSearch Profile Kit is a reagent kit used to isolate epithelial cells for subsequent molecular or cellular analysis and does not contain all of the labeling reagents of the CellSearch Epithelial Cell Kit. We believe that the CellSearch Profile Kit, which is for research only, will enable researchers to employ an automated, reproducible system for rare cell isolation while offering the flexibility to conduct off-line molecular analysis with current or future technologies.

Cell Profile Reagents for Cell Characterization

The Cell Profile Reagents are fluorescently labeled antibodies that are used to characterize target cells and are classified by the FDA as analyte specific reagents, or ASRs. These reagents can be used in research to evaluate new therapies in clinical trials. For example, approximately 30% of breast cancer patients over-express the protein called HER2/neu, which indicates that treatment with Herceptin, or a similarly acting drug, may be appropriate. The CellSpotter Analyzer can report the presence, but not necessarily the levels of such markers, aiding in the selection of patients for clinical trials involving these drugs and for advanced research applications. The CellTracks Analyzer will report both the level and the presence of these markers, aiding in the selection of patients for clinical trials involving these drugs. Ultimately, trials may be conducted to obtain clearance or approval from FDA for direct use of the reagent in conjunction with specific drugs or classes of drugs. We plan to develop a family of ASRs for each rare cell type where we believe there is a commercial opportunity.

Other products under development

CellTracks Endothelial Cell Kit and Associated Cell Profile Reagents

The CellTracks Endothelial Cell Kit is a reagent kit under development for use in identifying and counting endothelial cells. Endothelial cells are involved in the formation of blood vessels, a process called angiogenesis. This process is important for the growth of tumors and as a transport mechanism for CTCs involved in metastasis. Several anti-angiogenesis drugs are currently in clinical development. The CellTracks Endothelial Cell Kit may have application in clinical trials as a tool to assess efficacy as well as for monitoring cancer patients receiving anti-angiogenesis drugs in the future, subject to regulatory approvals.

In addition to cancer applications, we intend to investigate the role of endothelial cells in cardiovascular and autoimmune diseases. Several independent clinical research studies suggest that endothelial cells are implicated in several aspects of cardiovascular disease. This kit may be used to develop and monitor therapies as well as aid in identifying risk of certain cardiac events, such as a heart attack.

CellTracks Fungal Detection Kit

We have a research program to develop an assay for detecting life-threatening fungal infections in immuno-compromised patients, or patients with suppressed immune function. We believe that our technologies may improve the speed of diagnosis in this field from several days to several hours, and may enable earlier, more effective treatment of fungal infections, resulting in lower mortality and reduced costs associated with the treatment of these patients. Immuno-compromised patients, including cancer patients receiving high-dose chemotherapy, transplant patients, burn victims and patients with AIDS, are at especially high risk for acquiring fungal infections. As such, they could benefit from repeated monitoring and could potentially benefit from our assay.

CellTracks EasyCount System

The CellTracks EasyCount System is a simple, point-of-care analyzer and associated reagents designed to count specific types of cells in whole blood. The first application under development is for counting of CD4 cells, which are used to monitor HIV/AIDS patients. Target cells are immunomagnetically selected using ferrofluid reagents and counted based on fluorescent labeling of the cells.

DEVELOPMENT, LICENSE AND SUPPLY AGREEMENT WITH VERIDEX

In August 2000, we entered into a development, license and supply agreement with Ortho-Clinical Diagnostics, or OCD, a Johnson & Johnson company, which subsequently assigned all rights and obligations under the agreement to Veridex, a Johnson & Johnson company. In November 2003, as a result of data from various clinical research and development trials and the overall status of our product development program, we and Veridex amended the agreement to redefine some of the development milestones that had not been completed as of the amendment date.

Under the terms of this agreement, we granted to Veridex a worldwide exclusive license in the field of cancer to commercialize cell analysis products incorporating our technologies.

With respect to the reagents for the products developed under the license to Veridex, we manufacture and provide bulk reagents to Veridex, and Veridex is responsible for the packaging and distribution of these products. Veridex is obligated to reimburse us at our cost for the bulk reagents, consumable products and disposable items we deliver to them. Upon the sale by Veridex of the products, Veridex is obligated to pay us approximately 30% of their net sales less the cost previously reimbursed for these products. We are obligated under the agreement to manufacture the CellSave Preservative Tube as well as certain other ancillary products and to sell these finished products to Veridex for resale in connection with the cancer-related cell analysis products.

We have also established a sales agency arrangement with Veridex with respect to our sample preparation and cell analysis systems, such as the CellSpotter Analyzer and CellTracks Analyzer. Under this arrangement, Veridex is our exclusive sales, invoicing and collecting agent and exclusive instrument and technical service provider for these systems in the field of cancer. Veridex is responsible for all expenses for marketing, sales and training, and we are responsible for all software development and validation as well as quality control and quality assurance. We are responsible for shipping systems pursuant to purchase orders received by Veridex. We pay Veridex a commission on each sale or lease of our instruments. Some customers may enter into a reagent rental agreement with Veridex, whereby the reagent price also carries an amortized cost of the instrument, based on an agreed test volume. In these cases, Veridex will pay us a percentage of the fully loaded cost of the instrument when it is placed in the account. We are responsible for the costs associated with the one year warranty period. Veridex has the option under the agreement to convert the sales agency relationship to a sole distributorship arrangement upon 12 months notice. Under this distributorship arrangement, we would be required to supply Veridex as forecasted and ordered.

We are responsible for developing these cell analysis products as well as our cell analysis systems under a development plan. We are also responsible for managing and administering all clinical trials under the development plan. This plan is subject to the approval of a joint steering committee comprised of members designated by us and Veridex. Veridex has the majority of votes on this committee, although the entire agreement is subject to arbitration provisions in the event of any disputes that may arise. We must pay the first $5 million in clinical trial costs for the first cell analysis product for general population screening for a major cancer, and Veridex is responsible for the next $5 million of such clinical trial costs. We have agreed to negotiate in good faith for the allocation of costs in excess of $10 million.

Beginning with commercialization of the first product under this agreement, we are obligated to invest in certain research and development activities an amount equal to at least 10% of Veridex's net sales from these products. However, beginning with the first calendar year after the amount of these net sales exceeds $250 million we are only required to invest an amount equal to at least 8.5% of these net sales. The agreement also provides that Veridex will make payments to us upon the completion by us of certain development and clinical trial milestones. To date, we have received $4 million of license and milestone payments. Veridex is responsible under the agreement for obtaining all regulatory approvals, in consultation with us, for these cell analysis products in the field of cancer.

The agreement has an initial term of 20 years and is automatically renewed for three-year terms unless earlier terminated. There are various conditions that allow either party to terminate the agreement, including a material breach by either party or by mutual agreement. Veridex may also terminate for additional reasons including upon a change of control of us, as defined in the agreement, at any time prior to commercialization of any cell analysis products under the agreement with or without reason upon 180 days' prior written notice, or at any time following commercialization of the first cell analysis product under the agreement with or without reason upon 24 months' prior written notice. In certain circumstances of termination, Veridex may, at its option, retain certain worldwide rights to sell our cell analysis products if it agrees to pay us any unpaid license and milestone payments and an ongoing net sales royalty.

Johnson & Johnson Development Corporation, a subsidiary of Johnson & Johnson, has invested approximately $11 million in our convertible preferred stock to date through various financings since 2000.

OTHER COLLABORATIONS

In addition to our agreement with Veridex, we entered into a number of license, supply, research, development, manufacturing and marketing agreements relating to our products and technologies.

Research and Diagnostic Systems, Inc.

In August 2003, we entered into a license and supply agreement with Research and Diagnostic Systems, Inc., or R&D Systems, a subsidiary of Techne Corporation. Under this agreement, we granted R&D Systems a non-exclusive license, limited to non-instrumented life science research products utilizing R&D Systems antibodies conjugated to our proprietary magnetic particles. This agreement allows R&D Systems to sell and use these products using our magnetic particle technology in certain of their current and planned cell isolation products, for life science research use only. Under this agreement, we will receive payment for the bulk materials they require for these research products and royalties on sales of any of these products that incorporate our technologies. The term of this agreement continues for the life of our patent rights pertaining to the license of our technologies under this agreement to R&D Systems, unless terminated earlier. There are various conditions, which allow either party to terminate the agreement, including for material breach by either party, for financial difficulties involving either party, by mutual agreement or for any reason by either party upon six months' prior notice. Under the terms of a separate agreement entered into in August 2003, R&D Systems purchased 80,000 shares of our Series F Preferred Stock at a purchase price of $5.00 per share.

Pfizer Inc.

In February 2003, we entered into a research and development agreement with Pfizer Inc., under which we are collaborating with Pfizer to develop new reagents designed to detect proprietary antigens on CTCs. We believe this project may allow Pfizer to determine the efficacy of their therapeutic products significantly earlier than possible with current methods. We received an initial payment for research support under the agreement and we will receive additional payments upon the completion of certain agreed development goals. This agreement expires upon the later to occur of one year from the date of execution and delivery of the developed reagents or the completion date of the services we are obligated to perform under the agreement. Pfizer has the right to terminate with or without reason upon five days' prior written notice (in which case Pfizer's only obligation will be to pay for services performed up to the termination date plus payment for any non-cancelable obligations).

igeneon

In December 2002, we entered into a master services agreement with igeneon, a biopharmaceutical company based in Vienna, Austria, which focuses on cancer immunotherapies designed to prevent or delay the formation of metastases in cancer of epithelial origin. igeneon is using our technologies to aid in evaluating the efficacy of its cancer vaccines. We currently analyze patient samples from igeneon's trials and will be permitted to use this data on completion of the studies. Both parties bear the costs of their respective participation in this clinical trial agreement. The agreement may be terminated by either party for an uncured breach or insolvency, provided that, if igeneon terminates for reasons other than breach or insolvency it must pay certain fees to us upon such termination. Either party has the right to terminate the agreement, subject to survival of certain provisions, with or without reason, effective immediately upon notice.

Molecular Probes, Inc.

In November 2000, we entered into a non-exclusive license and supply agreement with Molecular Probes, Inc., which was subsequently acquired by Invitrogen Corporation, in August 2003. Under the terms of the agreement, we have granted to Molecular Probes a non-exclusive license to certain non-instrumented products incorporating our magnetic particle technology for research use only and to provide magnetic reagents and proprietary magnets to Molecular Probes to be packaged and incorporated by Molecular Probes into these products. We received a payment upon execution of the agreement and we will receive royalties on sales of any of these products that incorporate our technology. The term of this agreement continues for the life of our patent rights pertaining to the license of our technologies under this agreement to Molecular Probes, unless earlier terminated. There are various conditions that allow either party to terminate the agreement, including for material breach by either party, for financial difficulties involving either party, by mutual agreement, for any reason by us upon at least twelve months' prior notice and payment of a termination fee to Molecular Probes, and for any reason by Molecular Probes upon 90 days' prior notice.

SALES AND MARKETING

Commercialization of cancer products

Veridex has worldwide sales, marketing, distribution and service responsibilities for all cancer products based on our technologies. We expect that Veridex will use its own marketing team and sales force to sell to commercial reference and qualified hospital laboratories. We anticipate that Veridex will also use additional commercial resources within other Johnson & Johnson companies that have existing relationships with relevant medical professionals to market these products. The product launch planned for early 2004 will include the CellSave Preservative Tube, CellTracks AutoPrep System, CellSpotter Analyzer and the CellSearch Epithelial Cell and CellSearch Profile kits. Initially, these products will be launched for research use only in selected academic centers for use by medical scientists in clinical research. Together with Veridex, we plan to complete additional clinical research and marketing studies using these products with opinion leaders in the US and in Europe in 2004 and beyond. The objective of these studies will be to generate publications that support the potential utility of CTCs in various cancers and in earlier stages of the disease and on the overall performance of the products in the hands of customers.

For the initial product launch configuration of the products above, we currently have 510(k) clearances only on the CellSave Preservative Tube. Veridex submitted a 510(k) in May 2003 for the CellSearch Epithelial Cell Kit for monitoring in metastatic breast cancer. We and Veridex have responded to questions from the FDA about this submission, and we anticipate that the FDA will act on this submission before the end of the first quarter of 2004. Because our pivotal clinical trial in metastatic breast cancer was conducted using the CellPrep System, which we do not intend to commercialize, we will need to obtain 510(k) clearance for the more automated CellTracks AutoPrep System prior to launch for in vitro diagnostic use. We expect to submit this 510(k) in the first quarter of 2004 and that the FDA will act on this submission before the end of the second quarter of 2004.

We and Veridex will determine in 2004 the optimal strategy and timing, and the configuration of the system we will launch initially for in vitro diagnostic use based on:

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clearance of the regulatory submissions described above;

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feedback from medical opinion leaders and laboratory customers about the utility and performance of the initially launched platforms and kits for research use only;

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the timeline and performance of certain enhancements to the CellSpotter Analyzer, such as to software functionality and the ability to characterize cells using ASRs; and

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the development status of our second-generation cell analysis platform, the CellTracks Analyzer.

We believe that the CellSpotter Analyzer is a suitable platform for research use and counting and morphological analysis of CTCs, upon which the initial diagnostic indication is based. However, the CellTracks Analyzer provides additional functionality in terms of automation and for quantification of cellular markers through the use of ASRs that may be of interest to clinical scientists. We currently expect that we and Veridex will launch products for in vitro diagnostic use by year-end 2004. This expectation assumes receipt of all necessary FDA clearances during the first half of 2004. Actual timing of product launch will depend on our and Veridex's continuing consideration of, among other things, the factors listed above.

Neither we nor Veridex may be able to obtain all of the necessary 510(k) clearances needed for diagnostic launch of the various configurations of the products based on our technologies. While we have 510(k) clearance of our CellTracks Analyzer for the analysis of CD3/CD4 cells of interest and importance in HIV/AIDS, we may not be able to complete development of this platform for counting and analysis of CTCs and obtain 510(k) clearance of the CellTracks Analyzer for this intended use.

Pharmaceutical development market

We believe that our products can be used to aid pharmaceutical and biotechnology companies with therapeutic development programs. For anti-cancer therapeutic development, we and Veridex will market our cancer products to reference laboratories that service the pharmaceutical market and biotechnology industry and directly to pharmaceutical and biotechnology companies.

Life science research market

The life science research market includes academic centers and other private and public institutions in addition to corporations engaged in research in cell and molecular biology. Our agreements with R&D Systems and Molecular Probes permit these companies to sell and use our magnetic particle technology in cell capture and analysis products. Additional strategies to market to this segment include:

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Further developing relationships with R&D Systems and Molecular Probes in order to leverage their sales, marketing and distribution infrastructures. Both companies have established relationships with customers in this space as well as communication tools to introduce new products.

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Exploring additional corporate partnerships with large, well-capitalized organizations that could offer broad access to the life science research markets.

REIMBURSEMENT

We intend to focus with our marketing partners on obtaining coverage and reimbursement from major national and regional managed care organizations and insurance carriers throughout the US. Most of the third-party payor organizations independently evaluate new diagnostic products by reviewing the published literature or the Medicare coverage and reimbursement policy on the specific diagnostic product. To assist the third-party payors in their respective evaluations of our diagnostic products, we intend to provide scientific and clinical data to support our claims of the safety and efficacy of our products.

Successful sales of our products in the US and other countries will depend on the availability of reimbursement from third-party payors such as private insurance plans, managed care organizations, and Medicare and Medicaid. There is significant uncertainty concerning third-party reimbursement for the use of any medical device incorporating new technology. Reimbursement by a third-party payor depends on a number of factors, including the level of demand by health care providers and the payor's determination that the use of the product represents a clinical advance compared to current technology and is safe and effective, medically necessary, appropriate for specific patient populations and cost-effective. Since reimbursement approval is required from each payor individually, seeking such approvals is a time-consuming and costly process, which requires us to provide scientific and clinical data to support the use of our products to each payor separately.

In the US, the American Medical Association assigns specific Current Procedural Terminology, or CPT, codes, which are necessary for reimbursement for diagnostic tests. There are several steps for establishing reimbursement for products that use new technologies, including creating a new CPT code, establishing payment levels and securing coverage decisions with payors. Once the CPT code is established, the Centers for Medicare and Medicaid Services, or CMS (formerly the Health Care Financing Administration), establish reimbursement payment levels and coverage rules under Medicaid and Medicare, and private payers establish rates and coverage rules independently. Coding and coverage activities generally proceed simultaneously. Currently, there are no CPT codes that apply specifically to our products. Although we believe that existing codes may be applicable to provide payment levels that are sufficient to support the planned pricing structure during the early phases of commercialization, we cannot predict the level of reimbursement for our customers.

Healthcare providers are reimbursed by payors based on fee schedules for services and procedures. We believe that the pathology and laboratory fee schedule may be the applicable section for our current and future products. Each lab test on the fee schedule is identified by a unique code and descriptor.

In addition, Veridex has an active internal program for obtaining reimbursement, supplemented by various corporate resources within Johnson & Johnson. This program is aimed at establishing new CPT codes and simultaneously beginning the process of obtaining reimbursement and coverage from major national and regional managed care organizations and insurance carriers throughout the US. Veridex also has conducted research regarding reimbursement in Europe and Japan and is developing programs to address these key international markets.

However, we have no experience in obtaining reimbursement for any products in the US or other countries. In addition, third-party payors are routinely limiting reimbursement coverage for medical devices and in many instances are exerting significant pressure on medical suppliers to lower their prices. Also, outside of the US, health care reimbursement systems vary from country to country, and may not provide adequate reimbursement coverage, if any, for our products. We do not know whether third-party reimbursement will be available for our initial products or any other products that we may develop in the future, or that such third-party reimbursement, if obtained, will be adequate.

COMPETITION

Rapid product development, technological advances, intense competition and a strong emphasis on proprietary products characterize the biotechnology, pharmaceuticals and medical device industries. Our products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, by technological advances of our current or potential competitors or by other approaches.

The development, FDA approval and commercial marketing of competing products for cell-based diagnostics products could have a material adverse effect on our business, financial condition and results of operations. We face direct competition from a number of publicly traded and privately held companies, including other manufacturers of cancer diagnostics products.

We will experience indirect competition from companies that manufacture and market current diagnostic products, including imaging and serum tumor markers, and direct competition from companies offering cellular isolation or analysis techniques. We believe that none of these direct competitors offer a fully integrated solution for rare cell collection, preservation, isolation and analysis.

We and Veridex compete on the basis of a number of factors, including product design, product quality and performance, manufacturing efficiency, marketing and sales capabilities, intellectual property and customer service and support. We do not know if we will be able to compete successfully against current or future competitors or that competition, including the development and commercialization of new products and technologies, will not have a material adverse effect on our business, financial condition or results of operations.

Several companies offer research products for tumor cell isolation, including Miltenyi Biotec, Inc., Dynal Biotech, Inc. and StemCell Technologies, Inc. Several other companies supply fluorescently labeled antibodies that can be used to characterize tumor cells, including BD Biosciences and Beckman Coulter, Inc. In addition, several companies have developed cell analysis-based imaging systems, including ChromaVision Medical Systems, Inc., Applied Imaging Corp., MetaSystems, Inc. and CompuCyte Corp.

Many of our competitors possess greater financial, managerial and technical resources and have established reputations for successfully developing and marketing diagnostic products, all of which put us at a competitive disadvantage. We may also face competition for the in-licensing of products from other companies that may be able to offer better terms to the licensors. Furthermore, new developments, including the development of methods of cancer diagnostics occur rapidly in the the pharmaceutical industry. These developments may render our product candidates or technologies obsolete or noncompetitive.

MANUFACTURING AND SUPPLY

Our facilities currently comprise 41,550 square feet, of which 5,440 square feet of space is dedicated to manufacturing of bulk reagents and instruments at our Huntingdon Valley, PA location. Our manufacturing operations are required to be conducted in accordance with the FDA's current Good Manufacturing Practices, or cGMP, requirements in the FDA's Quality System regulations and our space has been designed and built in accordance with these cGMP requirements. cGMP requires, among other things, that we maintain documentation and process control in a prescribed manner with respect to manufacturing, testing and quality control. We are subject to FDA inspections to verify compliance with cGMP requirements. We are currently certified as being in compliance with the ISO 13485 standard, and we intend to obtain the CE mark, which is required for our products to be sold in the European Union.

We manufacture bulk reagents, the disposable components of the CellSearch Epithelial Cell Kit and certain ancillary products. We purchase basic raw materials and perform value-added manufacturing processes such as bulk formulation and in some cases, packaging, at our facility. Certain components and raw materials used in the manufacturing of our reagent products are currently available from a limited number of sources or in a few cases, sole suppliers. To date, we have not experienced any significant interruption in supply from these vendors. We believe our capacity for reagent production in this facility exceeds 500,000 tests per year.

We manufacture the CellSpotter Analyzer and prototype CellTracks Analyzers on site from purchased components.

Astro Instrumentation LLC, based in Strongsville, Ohio, manufactures the CellTracks AutoPrep System under contract. We complete final assembly and perform quality control testing and release for this instrument at our facility.

Kendall, a Tyco Healthcare Company, manufactures the CellSave Preservative Tube for us. We manufacture the bulk cell preservative reagent under a non-exclusive license from Streck Laboratories, Inc. We ship this bulk reagent to Kendall for filling and packaging.

INTELLECTUAL PROPERTY

Protection of our intellectual property is a strategic priority for our business, and we rely on a combination of patent, trademark, copyright and trade secret laws to protect our interests. Our ability to protect and use our intellectual property rights in the continued development and commercialization of our technologies and products, operate without infringing the proprietary rights of others, and prevent others from infringing our proprietary rights, is crucial to our continued success. We will be able to protect our products and technologies from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents, trademarks or copyrights, or are effectively maintained as trade secrets, know-how or other proprietary information.

We seek US and international patent protection for our processes, reagents and other components of diagnostic products, instrument system platforms and their major components, and all other commercially important technologies we develop. While we own much of our intellectual property, including patents, patent applications, trademarks, copyrights, trade secrets, know-how and proprietary information, we also license related technology of importance to commercialization of our products. For example, to continue developing and commercializing our current and future products, we may license intellectual property from commercial or academic entities to obtain the rights to technology that is required for our research, development and commercialization activities. In connection with the commercial distribution of our products, we also have obtained trademark registrations in the US for "Immunicon" and the Immunicon logo. We have filed a number of trademark registration applications in preparation for commercial distribution activities on future products. Much of the proprietary software and related information utilized in our instrument systems is protected by our copyright rights or by such rights that we have licensed.

We devote significant resources to obtaining, enforcing and defending patents and other intellectual property and protecting our other proprietary information. We have already obtained patents or filed patent applications on a number of our technologies, including important patents and patent applications relating to the use of our cell separation and enrichment technologies and cancer diagnostic methodologies. If valid and enforceable, these patents may give us a means of blocking competitors from using similar or alternative technology to compete directly with our products. We also have certain proprietary trade secrets that are not patentable or for which we have chosen to maintain secrecy rather than file for patent protection. With respect to proprietary know-how that is not patentable, we have chosen to rely on trade secret protection and confidentiality agreements to protect our interests.

We also have exclusively in-licensed significant intellectual property, including patents and know-how, related to our cell analysis instrumentation and cell isolation and enrichment products. In April 1997 we entered into a license agreement with the University of Twente, or Twente, under which we were granted exclusive rights to technology developed at Twente relating to optical analysis of particles similar to cells and cell particles. This technology and the underlying patents and know-how contribute significantly to our CellTracks Analyzer. Twente may terminate this agreement if we do not maintain sufficient general and product liability insurance once we have begun clinical trials and commercialization. In addition, in June 1999, we entered into a license agreement with the University of Texas, or Texas, under which we were granted exclusive rights to technology, including patents and know-how, the we developed in collaboration with Texas relating to the isolation, enrichment and characterization of circulating epithelial cells, while determining their relationship to cancer disease states. This technology and the underlying patents and know-how contribute significantly to our cell analysis products in the field of cancer diagnostics. Both of these licenses grant to us a royalty bearing, exclusive license, for the life of the licensed patents, to develop, use, manufacture and distribute licensed products developed from the licensed technology.

We have a portfolio of issued patents and patent applications, which we believe provides patent coverage for our proprietary technologies and products. As of November 21, 2003, our intellectual property estate consisted of 132 issued patents or patent applications, as follows:

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29 issued US patents;

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15 US patent applications in prosecution;

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5 US provisional patent applications;

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12 foreign patents;

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57 PCT-based patent applications that are in various national stages of prosecution;

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8 PCT patent applications not at the national stage; and

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6 issued foreign design patents.

Each of the foreign filings corresponds in subject matter to a US patent filing. Our patent portfolio as of November 21, 2003 is summarized in the following table:

Category	US patents granted		US applications filed		Foreign patents granted		Foreign applications filed

Methods of Use	9		5		0		8
Material Production-Method	5		5		5		25
Magnetic Separators	6		2		6		5
Platforms/Other Devices	9	*	8	*	7	*	27

Total	29		20		18		65

*
Including design patent applications and patents.

Our family of patents covering our cancer-related products will expire from February 2019 to August 2024 for issued patents and pending applications when issued, respectively. Our patents relating to our immunomagnetic particle technology will expire from April 2014 to October 2020 for issued patents and pending applications when issued, respectively. Our patents relating to our instrumentation platforms will expire between February 2010 and January 2019 for issued patents and pending applications when issued, respectively. Our group of patent filings covering supportive technology, related to control cells, instrument disposable cartridge designs and apparatus for cellular enrichment, when issued, will expire between March 2021 and November 2024.

GOVERNMENT REGULATION

General

Our products are subject to various federal, state and international rules and regulations governing the medical products industry. In the US, we are subject to federal regulation by the FDA, pursuant to the Federal Food, Drug and Cosmetic Act. The FDA regulates the clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. Failure to comply with applicable requirements can lead to sanctions, including withdrawal of products from the market, recalls, refusal to authorize government contracts, product seizures, civil money penalties, injunctions and criminal prosecution.

The FDA classifies medical devices into one of three classes on the basis of the controls deemed necessary to reasonably ensure their safety and effectiveness:

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Class I general controls—including labeling, device listing, reporting and adherence to good manufacturing practices through the FDA's Quality System Regulations, or QSRs, and, for some products, pre-market notification;

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Class II general controls and special controls—which may include performance standards and post-market surveillance; and

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Class III general controls and pre-market approval.

Before being introduced into the market, our products must obtain market clearance through either the 510(k) pre-market notification process or the pre-market approval, or PMA, application process. A 510(k) clearance typically will be granted if a company demonstrates to the FDA that its device is substantially equivalent in intended use, safety and effectiveness to a legally marketed Class I or II medical device or to a Class III device marketed prior to 1976 for which the FDA has not yet required the submission of a PMA. In some cases, clinical trials may be required to support a claim of substantial equivalence. It generally takes from two to twelve months from the date of submission to obtain clearance of a 510(k) submission, but it may take longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination, but the FDA can review the decision. If the FDA disagrees with the manufacturer's decision, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing until clearance or approval is obtained or take other action. Under the Medical Device User Fee and Modernization Act of 2002, or MDUFMA, we are subject to a fee of up to $3,500 for each 510(k) submission.

If a medical device does not qualify for the 510(k) pre-market notification process, a company must file a PMA application. The PMA application process generally requires more extensive pre-filing testing than is required for a 510(k) pre-market notification and is more costly, lengthy and uncertain. The PMA process can take one to two years or more. The PMA application process requires the manufacturer to prove the safety and effectiveness of the device to the FDA's satisfaction through extensive pre-clinical and clinical trial data, as well as information about the device and its components, including, among other things, device design, manufacturing and labeling. Before approving a PMA, the FDA generally also performs an on-site inspection of the applicant's manufacturing facilities to ensure compliance with QSR requirements. The current MDUFMA fee for us to submit a PMA is up to $206,811 per PMA, but we may qualify for a small business exemption. After any PMA approval, a new PMA application or PMA supplement is required in the event of certain modifications to the device, its labeling, intended use or indication, or its manufacturing process.

Our CellSave Preservative Tube, CellPrep System and the CellTracks Analyzer have received clearance through the 510(k) process. Our CellTracks Analyzer is cleared only as a differential cell analyzer for leukocyte subset analysis, and has not been cleared for cancer applications. The FDA has accepted for review a 510(k) submission by Veridex for the CellSearch Epithelial Cell Kit for use with the CellPrep System and the CellSpotter Analyzer. We believe that some of our future products sold in diagnostic kit form may require PMA approval, especially products that may be used for screening.

Clinical trials

Generally, to conduct clinical trials of a medical device, a sponsor must comply with the Investigational Device Exemption, or the IDE regulations. Studies of in vitro devices, or IVDs, are exempt from the IDE regulations if the testing:

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is not invasive;

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does not require an invasive sampling procedure that presents significant risk;

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does not introduce energy into a subject; and

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is not used as a diagnostic procedure without confirmation by another, medically established diagnostic product or procedure.

In addition, IVDs that are exempt from IDE requirements must be labeled that they are for investigational use only and that their performance characteristics have not been established. Whether or not an investigation is subject to the IDE regulations, a clinical investigator's data that may be submitted in connection with a marketing application must comply with the FDA's regulations and scientific standards relating to informed consent, institutional review board, or IRB, oversight inspections, adherence to investigational protocols, and pertinent reports and recordkeeping. These scientific and regulatory expectations extend to the sponsors when they engage in clinical trials. All of our clinical trials to date have been conducted under the FDA's IDE exemption provisions. Although we typically consult with the FDA regarding the design of our studies prior to initiating them, this does not ensure that the FDA will accept the data from these studies. If the FDA were to determine that we should have complied with the IDE regulations for any of our studies, or if we fail to comply with any of these requirements, the FDA could refuse to grant permission to market our devices or impose other sanctions.

The FDA permits the distribution of products that are intended for research use in a laboratory-based phase of development. A research product may not be used for human clinical diagnostic or prognostic use. Tests performed with products intended for research use are limited to pre-clinical or nonclincial settings and must be labeled for research use only. We expect to market certain products, such as the CellSearch Profile Kit, initially for research use only.

Analyte specific reagents

The FDA regulates the sale of certain reagents, including some of our reagents, used in laboratory tests. The FDA refers to the reagents used in these tests as analyte specific reagents, or ASRs. ASRs react with a biological substance including those intended to identify a specific DNA sequence or protein. ASRs generally do not require FDA pre-market approval or clearance if they are sold in compliance with the ASR regulations and are sold to

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in vitro diagnostic manufacturers;

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clinical laboratories certified by the government to perform high complexity testing; or

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organizations that use the ASRs for purposes other than providing diagnostic information to patients and practioners, e.g., forensic, academic, research and other nonclinical laboratories.

Products sold under this exemption must be labeled in accordance with FDA requirements, including a statement that their analytical and performance characteristics have not been established. A similar statement would also be required on all related advertising and promotional materials. The FDA also limits the kind of performance claims that ASR manufacturers may make. Laboratories also are subject to restrictions imposed by the Federal Trade Commission and comparable state agencies on the labeling and marketing of tests that have been developed using ASRs. ASRs also must be manufactured in accordance with QSRs. The ASR regulatory category is relatively new, and its regulatory boundaries are not well defined. We believe that ASRs that we currently intend to sell to research or clinical reference laboratories, currently do not require FDA approval or clearance. We cannot be sure, however, that the FDA will not change its policy to require pre-market approval or clearance for one or more of our ASRs. In addition, we cannot be sure that the FDA will not change its position in ways that could negatively affect our operations through regulation, policies or new enforcement initiatives.

Continuing regulation

Numerous requirements apply to manufacturers and distributors of marketed medical devices. Device manufacturers must be registered and their products listed with the FDA. Certain adverse events,

product malfunctions, recalls and corrective actions must be reported to the FDA under post-market surveillance requirements. Manufacturers must comply with the FDA's QSRs, which establish extensive requirements for quality control, documentation and manufacturing procedures. The FDA also regulates product labeling, promotion, and in some cases, advertising, of medical devices. Products may only be promoted by us and any of our distributors for their approved or cleared indications. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Violations of the FDA regulations may result in agency enforcement action. The FDA periodically inspects facilities to ascertain compliance with these and other requirements.

Our product development and testing activities are also subject to a variety of state laws and regulations. Any applicable state or local regulations may hinder our ability to manufacture or test our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. In particular, the US Department of Health and Human Services published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996. These privacy rules protect medical records and other personal health information by limiting its use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. We believe that we generally have taken all necessary steps to comply with health information privacy and confidentiality statutes and regulations in all jurisdictions, both state and Federal. However, we, or the parties with which we do business, may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or Federal laws regarding privacy, could result in civil and/or criminal penalties and could have a material adverse effect on our business.

EMPLOYEES

As of December 1, 2003, we had 109 employees at two facilities, consisting of one facility at our corporate address in Huntingdon Valley, PA and another facility in Enschede, The Netherlands. Eleven of these employees hold Ph.D. degrees and one of these employees holds an M.D., Ph.D. degree. Of the 102 full-time and 7 part-time employees, 59 are directly involved in research and development, and 32 are involved in manufacturing operations. Two of our full time employees are employed in The Netherlands. None of our employees is represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages and we consider our relations with our employees to be good.

FACILITIES

We currently lease approximately 41,500 square feet of office and laboratory space in Huntingdon Valley, PA. Our current space is adequate to support commercial launch. The lease expires on September 30, 2010 although we can elect to terminate the lease any time after May 10, 2006, subject to an early termination payment.

We also lease approximately 1,400 square feet of office and laboratory space in Enschede, The Netherlands. This lease expires on April 1, 2004 and is renewable for 2-year periods and can be terminated at any time upon six months notice.

LEGAL PROCEEDINGS

We are not currently a party to any material legal proceedings.

Scientific advisory board

Our scientific advisory board, or SAB, consists of medical, scientific and clinical advisors and collaborators who consult with our scientists. In addition, our SAB members advise us regarding our research and development programs, the design of our research studies and clinical trials, and other medical and scientific matters related to our business. Our SAB consists of the following persons:

Ernest C. Borden, M.D., is a director for the Center of Cancer Drug Discovery and Development at the Cleveland Clinic Foundation.

David R. Dantzker, M.D., is a general partner of Wheatley MedTech Partners L.L.C. and Professor of Medicine at the Albert Einstein College of Medicine. He is the former President of the North Shore—LIU Health System and chair of the American Board of Internal Medicine.

Jan Greve, Ph.D., is a Professor of Biophysics at the University of Twente and the Institute for Biomedical Technology in the Netherlands.

Daniel F. Hayes, M.D., is a Professor in Medicine and director of the Breast Cancer Program at the University of Michigan Cancer Center.

Paul A. Liberti, Ph.D., is our founder and is currently our Chief Technical Officer. Dr. Liberti will continue as a member of the SAB following his resignation as our Chief Technical Officer upon reaching the age of 68 in March 2004. Prior to becoming our founder, he was a professor of biochemistry at Thomas Jefferson Medical College.

Seth A. Rudnick, M.D., one of our directors, is a general partner at Canaan Partners and is a Clinical Professor of Medicine, Medical Oncology, at the University of North Carolina.

Jonathan Uhr, M.D., is a Professor of Microbiology and Internal Medicine at the University of Texas Southwestern Medical Center and is also a member of the National Academy of Sciences.

Management

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors:

Name	Age	Position(s)

Edward L. Erickson	56	Chairman of the Board, President and Chief Executive Officer
Leon W.M.M. Terstappen, M.D., Ph.D.	47	Senior Vice President, Research and Development and Chief Scientific Officer
James G. Murphy	47	Senior Vice President, Finance and Administration and Chief Financial Officer
Paul A. Liberti, Ph.D.	67	Founder and Chief Technical Officer
James L. Wilcox, Esq.	52	Chief Counsel
Katharine Hawes	48	Vice President, Operations
Carrie Mulherin	41	Vice President, Marketing
Peter J. Scott	55	Vice President, Quality Assurance and Regulatory Affairs
Jonathan Cool	44	Director
J. William Freytag, Ph.D.	52	Director
Brian J. Geiger	60	Director
Ann Hanham, Ph.D.	51	Director
Zola P. Horovitz, Ph.D.	69	Director
Allen J. Lauer	66	Director
Marc Ostro, Ph.D.	54	Director
Seth A. Rudnick, M.D.	54	Director
Elizabeth E. Tallett	54	Director

Edward L. Erickson has served as the Chairman of our board of directors since April 1998, as our Chief Executive Officer since March 1999 and as our President since January 2000. From September 1998 to March 1999, he served as our interim Chief Executive Officer. From 1993 to 1998, Mr. Erickson served as the President, Chief Executive Officer and as a director of DepoTech Corporation, at that time a publicly traded pharmaceutical company in the drug delivery field. From 1991 to 1993, he served as President, Chief Executive Officer and as a director of Cholestech Corporation, a publicly traded diagnostics company in the field of point-of-care testing and screening. Prior to his employment with Cholestech Corporation, Mr. Erickson held senior executive positions with The Ares-Serono Group, now Serono, and with Amersham International plc, now Amersham plc. He also serves as a director of NaPro BioTherapeutics, Inc., a publicly traded life science-based company focused on cancer and genomics. From 1995 to 1998, Mr. Erickson served as a director of Megabios Corporation, a gene therapy company. Mr. Erickson holds a B.S. in Mathematics with a minor in Physics and an M.S. in Mathematics from the Illinois Institute of Technology, and an M.B.A. with high distinction from Harvard University, where he was elected a Baker Scholar and was awarded the Loeb Rhoades Fellowship in Finance.

Leon W.M.M. Terstappen, M.D., Ph.D., has served as our Senior Vice President, Research and Development, and as our Chief Scientific Officer since 1999. From 1994 to 1998, Dr. Terstappen served as our Vice President, Research and Development. From 1987 to 1994, Dr. Terstappen served in various positions at Becton Dickinson Immunocytometry Systems including as Associate Scientific Director. From

1983 to 1987, Dr. Terstappen practiced medicine in The Netherlands. He is the inventor or a coinventor of 28 issued US patents. Dr. Terstappen holds a Ph.D. in Applied Physics from Twente University, The Netherlands, and an M.D. from Groningen University Medical School, The Netherlands.

James G. Murphy has served as our Senior Vice President, Finance and Administration, and as our Chief Financial Officer since September 2000. From April 1999 to September 2000, Mr. Murphy served as our Vice President, Finance and Administration. From April 1998 to April 1999, he was a consultant providing financial services to various venture-backed health care companies. From March 1996 to April 1998, Mr. Murphy was Vice President, Finance and Administration, and Chief Financial Officer of Apollon, Inc., a biotechnology company engaged in the development of DNA-based vaccines. From 1987 to 1995, Mr. Murphy held various senior financial management positions with companies in the radio-beeper and cellular telephone industries. He holds a B.S. in Accounting, cum laude, from Villanova University, and is a C.P.A. in Pennsylvania.

Paul A. Liberti, Ph.D. is our founder and has served as a consultant to us and as our Chief Technical Officer since 1999. He will retire as an officer in March 2004, but will remain on as a consultant and as a member of our Scientific Advisory Board. Dr. Liberti served as our President and Chief Executive Officer from 1986 to 1999, and as our Chief Scientific Officer from 1984 to 1986. Prior to founding us, he was a professor at Thomas Jefferson Medical College. Dr. Liberti holds an A.B. in Chemistry from Columbia University, an M.S. in Biochemistry, with concentration in the basic medical sciences, from Loyola University School of Medicine and a Ph.D. in Physical Chemistry from Stevens Institute of Technology. He pursued postdoctoral studies at New Jersey Medical College, Thomas Jefferson Medical College and The Institute for Medical Research, Mill Hill, London, England.

James L. Wilcox, Esq. plans to join us as a full-time employee upon completion of this offering as our Chief Counsel. He has served as a consultant to us and as our Chief Counsel since September 2000. From July 1998 to September 2000, Mr. Wilcox maintained a private law practice and also served as Vice President and General Counsel of Enriched Air Incorporated, a privately held medical device technology startup company. From November 1995 to July 1998, Mr. Wilcox served as Vice President and General Counsel of Fuisz Technologies Ltd., at that time a publicly traded development-stage medical products company. From October 1983 to November 1995, Mr. Wilcox held a number of legal and management positions at Abbott Laboratories, a diversified multinational health care company. Mr. Wilcox holds a B.S. in Chemistry and Physics from Bowling Green State University, and a J.D. from The University of Toledo College of Law.

Katharine Hawes has served as our Vice President, Operations since 2000. From 1999 to 2000, Ms. Hawes served as our Senior Director, Operations. From 1993 to 1999, Ms. Hawes held various positions and responsibilities at Ventana Medical Systems, including managing the development and transfer to in-house manufacturing of Ventana's products and serving as Manager, Manufacturing Development and Reagent Formulations. Prior to joining Ventana, she held technical and scientific positions at Centocor, the Southwestern Foundation for Biomedical Research, DuPont, the Wistar Institute and Cappel Laboratories. Ms. Hawes holds a B.S. in Biology from Antioch College, has completed various graduate studies in Immunology and Microbiology at the University of Texas, and holds an M.B.A. from the University of Phoenix.

Carrie Mulherin has served as our Vice President, Marketing since January 2002. From January 2000 to December 2001, Ms. Mulherin served as Director, Sales and Marketing, of ThauMDx, LLC, a privately held start-up diagnostics company in the cardiovascular disease products field. From October 1997 to January 2000, she was Vice President Sales and Marketing for Intracel Corporation, a company selling capital equipment and reagent kits in virology, infectious serology, autoimmune disease and cancer. Prior to 1997, she held various senior marketing management positions in other diagnostic and pharmaceutical companies. Ms. Mulherin received her A.B. in Molecular Biology from Princeton University and an M.B.A. in Marketing from the University of Scranton.

Peter J. Scott has served as our Vice President, Quality Assurance and Regulatory Affairs, since April 2002. From October 1997 to November 2001, he served as Vice President, Quality Assurance and Regulatory Affairs, of Pharmanetics Inc., a company engaged in developing technologies to monitor the effectiveness of coagulation therapies. Prior to October 1997, he held various positions at C.R. Bard, Inc., Becton Dickinson and Company, Gaymar Industries, Inc. and JT Baker Diagnostics. Mr. Scott holds a B.S. in Biology from Tusculum College and an M.B.A., cum laude, from Mount Saint Mary's College. He is a Certified Quality Engineer, an American Society of Quality certification.

Jonathan Cool has served as one of our directors since January 2002. Mr. Cool is also a general partner of Foundation Medical Partners a position he has held since 2001. From 1999 to 2000, he served as President, Chief Executive Officer and a director of BioDTX, Inc., a privately held early stage life science company. From 1997 to 1998, he served as the President, Chief Executive Officer and a director of gene/Networks, Inc. Previously, Mr. Cool served as Director of Business Development and Director of Technology Transfer of Human Genome Sciences, as Director of Business and Market Development of Cygnus Therapeutic Systems and as General Manager of Bioanalytical Instrumentation of Molecular Devices Corporation. Before his career in biopharmaceuticals, he worked in venture capital with Dillon Reed and in management consulting with Bain & Company. Mr. Cool received a B.A. with Distinction and Honors in Human Biology from Stanford University, and an M.B.A. from Harvard University.

J. William Freytag, Ph.D., has served as one of our directors since 1998. He has also served as President, Chief Executive Officer and a director of Myogen, Inc., a publicly held pharmaceutical company, since July 1998, and as Chairman of the board of directors of Myogen since December 2000. From October 1994 to May 1998, he served as a Senior Vice President of Somatogen, Inc., a biopharmaceutical company, where he was responsible for corporate and commercial development. From May 1990 to September 1994, Dr. Freytag served as President of Research and Development at Boehringer Mannheim Corporation, an international healthcare company. Prior to joining Boehringer, he worked for ten years at DuPont Medical Products in various research and business positions. Dr. Freytag holds a B.S. in biochemistry from Purdue University and a Ph.D. in biochemistry from the University of Kansas Medical Center.

Brian J. Geiger has served as one of our directors since August 2000. Mr. Geiger has also served as Executive Vice President and Chief Financial Officer of Claneil Enterprises, Inc., a private equity firm, since 1997. From 1995 to 1997, Mr. Geiger served as Vice President, Finance, and Chief Financial Officer of The Liposome Company, Inc., at that time a publicly held biotechnology company. From 1972 to 1995, he held various employment positions at several Johnson & Johnson companies, specifically as Vice President, Finance, and a director of Ortho Pharmaceutical Corporation from 1988 to 1993, and as Vice President, Finance, and Chief Financial Officer of Johnson & Johnson-Merck Consumer Pharmaceuticals Co. from 1993 to 1995. Mr. Geiger is currently a director of two privately held companies, Ranir/DCP Corporation and FEI, Inc. Mr. Geiger holds a B.A. in Economics from Rutgers University, an M.B.A. in Finance from Seton Hall University, and has been a C.M.A. since 1986.

Ann Hanham, Ph.D., has served as one of our directors since January 2001. Dr. Hanham is also a Managing Director of Burrill & Company and serves on the boards of directors of BioMimetic Pharmaceuticals, Inc., Sention, Inc., and Veritas Medicine, Inc. She co-founded Intermune Pharmaceuticals,

Inc., and, from 1998 to 2000, served as its Vice President. Previously, she served as the Senior Director for Oncology Product Development of Otsuka America Pharmaceuticals, Inc. and the Medical Director of Celtrix Pharmaceuticals, Inc. She also worked for Becton Dickinson in regulatory and clinical affairs for the monoclonal antibody program and as a regulatory toxicologist with the Health Protection Branch of Health and Welfare Canada. Dr. Hanham holds a Ph.D. from the University of British Columbia, an M.S.c. from Simon Fraser University, and a B.S.c. from the University of Toronto. She was also Board Certified in Toxicology in 1986.

Zola P. Horovitz, Ph.D., has served as one of our directors since September 1997. Dr. Horovitz has served as a consultant to biotechnology and pharmaceutical companies since 1994. From August 1991 to May 1994, Dr. Horovitz served as Vice President, Business Development and Planning, Pharmaceutical Group of Bristol-Myers Squibb Company. From 1989 to 1991, Dr. Horovitz served as Vice President, Licensing of BMS, and from 1987 to 1989, Dr. Horovitz served as Vice President, Scientific Liaison of E.R. Squibb, Inc. Prior to 1987, Dr. Horovitz spent approximately 30 years in various management positions in biological research. Dr. Horovitz is also a director of Avigen, Inc., BioCryst Pharmaceuticals, Inc., Genaera Corporation, Palatin Technologies, Inc., DOV Pharmaceutical, Inc., Paligent, Inc., NitroMed Inc., GenVoc, Inc. and a number of private companies. He is a graduate of, and holds an M.S. and a Ph.D. in Pharmacology from, the University of Pittsburgh.

Allen J. Lauer has served as one of our directors since November 2003. Mr. Lauer has served as Chairman and Chief Executive Officer of Varian, Inc., a supplier of scientific instruments, vacuum technologies and electronic manufacturing solutions since 2002. From 1999 to 2002, he served as President and Chief Executive Officer of Varian, Inc. Prior thereto, he was Executive Vice President of Varian Associates, Inc., from which the capital stock of Varian, Inc. was distributed to shareholders in 1999. Mr. Lauer is also a director of UNOVA, Inc. since February 2003. Mr. Lauer holds a B.S. in electrical engineering from Stanford University and a M.B.A. from University of California, Berkeley.

Marc Ostro, Ph.D., has served as one of our directors since March 2002. Dr. Ostro has been a partner in TL Ventures, Inc., a Pennsylvania-based venture capital firm, since January 2002. From May 2000 to January 2002, he was a private consultant to the biotechnology industry. From November 1997 to May 2000, he served as a Senior Managing Director and GroupLeader of KPMG Life Science Corporate Finance. From June 1997 to November 1997, Dr. Ostro served as a Senior Vice President at Ross Financial Group engaged in portfolio management. From May 1994 to June 1997, he was Managing Director and Senior Biotechnology Analyst at UBS Securities. Prior to May 1994, he was a Senior Vice President and Senior Biotechnology Analyst at Mabon Securities. In July 1981, he co-founded the Liposome Company, where he held various positions including President, Vice Chairman and Chief Scientific Officer until May 1993. Dr. Ostro received a B.A. in biology from Lehigh University, a Ph.D. in biochemistry from Syracuse University, and was a postdoctoral fellow and assistant professor at the University of Illinois Medical School.

Seth A. Rudnick, M.D., has served as one of our directors since April 1999 and also serves on our scientific advisory board. Dr. Rudnick is a general partner at Canaan Partners, a venture capital firm concentrating on health care investments. From 1993 to 1998, he served as the Chairman and Chief Executive Officer of CytoTherapeutics, Inc. From 1988 to 1991, he served as Senior Vice President, Biotechnology Research and Development of R.W. Johnson Pharmaceutical Research Institute, a division of Johnson & Johnson. Dr. Rudnick currently serves as a director of Genaissance Pharmaceuticals, Inc., a publicly-traded company specializing in the discovery and use of human gene variation for the development of personalized medicines and DNA-based diagnostics, as well as several private companies. He is a Clinical Professor of Medicine at Chapel Hill, where he teaches and advises the faculty on biotechnology issues. Dr. Rudnick received his undergraduate degree from the University of Pennsylvania and an M.D. from Washington University, and pursued post-doctoral studies in Medical Oncology at Yale University.

Elizabeth E. Tallett has served as one of our directors since July 1998. Ms. Tallett has been a Principal of Hunter Partners, LLC, which provides management services to developing life sciences companies, since July 2002. She was also President and CEO of Dioscor, Inc. from April 1996 until July 2003, and of Marshall Pharmaceuticals, Inc. from November 2000 until January 2003, both specialty pharmaceutical firms. Ms. Tallett was President and CEO of Ellard Pharmaceuticals Inc., and Galenor Inc., both biopharmaceutical companies, from 1997 to 2000 and 1999 to 2000, respectively. Ms. Tallett is a director of Coventry Health Care, Inc., IntegraMed America, Inc., Principal Financial Group, Inc., Varian, Inc., and Varian Semiconductor Equipment Associates, Inc. She holds a B.S.c. with First Class Honors in mathematics and economics from the University of Nottingham, England.

BOARD COMPOSITION

Our board of directors is authorized to have eleven members and we currently have ten members. One of our former directors, Ting Pau Oei, Vice President of Johnson & Johnson Development Corporation, submitted his resignation from the board and our audit and compliance committee effective as of December 5, 2003. Two of our directors, Dr. Hanham and Dr. Ostro, have indicated to us that they currently do not intend to stand for reelection at our 2004 annual meeting of stockholders. Mr. Cool has indicated that he currently does not intend to stand for reelection at our 2005 annual meeting of stockholders.

BOARD COMMITTEES

Our board of directors has established an audit and compliance committee, a compensation committee, a nominating and governance committee and a pricing committee. Pursuant to our bylaws, our board of directors may from time to time establish other committees to facilitate the management of our business and operations.

Audit and compliance committee

Our audit and compliance committee currently consists of Mr. Geiger (chairman), Dr. Hanham and Ms. Tallet. Our audit and compliance committee is responsible for assuring the integrity of our financial control, audit and reporting functions and reviews with our management and our independent auditors the effectiveness of our financial controls and accounting and reporting practices and procedures. In addition, this committee reviews the qualifications of our independent auditors, is responsible for their appointment, compensation, retention and oversight and reviews the scope, fees and results of activities related to audit and non-audit services. Prior to the formation of this committee, the full board of directors conducted the responsibilities of this committee, which met annually with representatives of our independent auditors, including in executive sessions where members of management were excused.

Compensation committee

Our compensation committee consists of Dr. Horovitz (chairman), Dr. Freytag and Dr. Rudnick. The compensation committee's principal responsibility is to administer our stock plans and to set the salary and incentive compensation, including stock option grants, for our Chief Executive Officer and senior staff members.

Nominating and governance committee

Our nominating and governance committee consists of Dr. Ostro (chairman), Mr. Cool, Dr. Hanham and Ms. Tallet. The nominating and governance committee is responsible for reviewing and making recommendations on the composition of our board and selection of directors, periodically assessing the functioning of our board of directors and its committees, and making recommendations to our board of directors regarding corporate governance matters and practices.

We strive to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with these responsibilities and standards. We are in the process of implementing various changes to our corporate governance practices in response to the Sarbanes-Oxley Act of 2002 and the adopted and proposed changes in the Nasdaq National Market's listing standards regarding corporate governance. In many instances, we believe we have already established procedures that comply with these new requirements. Many of the changes required by the Sarbanes-Oxley Act will be phased in over time in compliance with the law and these recently proposed and adopted Nasdaq listing standards. As a result, our response to these changes will be an on-going process, which will include maintaining our board of directors and committees in full compliance with the new independence requirements. We will also continue to regularly monitor developments in the area of corporate governance.

DIRECTOR COMPENSATION

Each of our directors was entitled to receive $6,000 in annual cash compensation for 2003 and had the option to receive all or any portion of the $6,000 in the form of shares of our common stock instead of cash compensation. In addition, each of our directors who is not affiliated with any of our principal stockholders received an option in 2003 to purchase 8,000 shares of our common stock. Directors who are affiliated with any of our principal stockholders did not receive these options to purchase our common stock. Instead, we granted to the principal stockholders with whom these directors are affiliated warrants to purchase 8,000 shares of our common stock. Each non-employee chairperson of a committee of our board of directors also received an option in 2003 to purchase an additional 2,000 shares. These options and warrants generally become vested over a period of two years.

Commencing with the completion of this offering, we intend to provide the following compensation to each of our non-employee directors:

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a $12,000 annual retainer ($3,000 per quarter);

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a $2,000 fee for each meeting attended in person;

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a $500 fee for each meeting attended by telephone or web/video conference;

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an initial stock option grant to new directors to purchase 20,000 shares of our common stock at the then fair market value per share and vesting over four years; and

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an annual stock option grant to purchase 8,000 shares of our common stock at the then fair market value per share and vesting over four years.

In addition, we intend to provide to each of our non-employee directors who serve on our committees a $500 fee for each meeting attended and intend to provide to each of our committee chairpersons an additional annual stock option grant to purchase 4,000 shares of our common stock at the then fair market value per share and vesting over four years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Dr. Horovitz, Dr. Freytag and Dr. Rudnick served on our compensation committee in 2002. During 2002, none of our executive officers served as a director or member of the compensation committee of any other entity that had any executive officer who served on our board of directors or on our compensation committee.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that a corporation may eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

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breach of their duty of loyalty to us or our stockholders;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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unlawful payments of dividends or unlawful stock repurchases or redemptions; and

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any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent of ours for any liability arising out of his or her actions in such capacity, regardless of whether the Delaware General Corporation Law would permit a corporation to indemnify for such liability.

We have obtained directors' and officers' insurance providing indemnification for all of our directors and officers for certain liabilities. We believe that these provisions and this insurance are necessary to attract and retain qualified directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

Summary compensation table

The following table summarizes the compensation paid to, awarded to or earned during the fiscal year ended December 31, 2002, by our Chief Executive Officer and each of our four most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during 2002. The executive officers listed in the table below are referred to in this prospectus as our named executive officers.

				Long-term compensation
		Annual compensation
				Number of securities underlying options
					All other compensation
Name and principal position(s)	Year	Salary	Bonus

Edward L. Erickson	2002	$239,912	$30,000	350,000	$6,706	(1)
Chairman, Chief Executive Officer and President
James G. Murphy	2002	183,965	10,000	130,000	5,626	(1)
Senior Vice President, Finance and Administration, and Chief Financial Officer
Leon W.M.M. Terstappen, M.D., Ph.D.	2002	183,958	28,000	160,000	8,478	(1)
Senior Vice President, Research and Development, and Chief Scientific Officer
Katharine Hawes	2002	134,965	10,000	45,000	—
Vice President, Operations
Peter J. Scott	2002	111,923	22,000	75,000	35,000	(2)
Vice President, Quality Assurance and Regulatory Affairs

(1)
Consists of the payment of premiums for group term life and family health insurance.

(2)
Consists of an allowance for moving expenses.

Option grants in fiscal year 2002

The following table provides summary information concerning the individual grants of stock options to each of our named executive officers for the fiscal year ended December 31, 2002. The exercise price per share was valued by our board of directors on the date of grant, and each option was issued at estimated fair market value on the date of grant based upon the purchase price paid by investors for shares of our preferred stock, taking into account the liquidation preferences and other rights, privileges and preferences associated with such preferred stock.

	Number of securities underlying options granted	Percentage of total options granted to employees			Potential realizable value at assumed annual rates of stock price appreciation for option term
			Exercise price per share
				Expiration date
Named executive officers					5%	10%

Edward L. Erickson	350,000	27.8%	$1.60	01/17/2012
James G. Murphy	130,000	10.3	1.60	01/17/2012
Leon W.M.M. Terstappen	160,000	12.7	1.60	01/17/2012
Katharine Hawes	45,000	3.6	1.60	01/17/2012
Peter J. Scott	75,000	6.0	1.60	04/02/2012

Each option represents the right to purchase one share of our common stock. These options generally become vested over five years. See "Management—Equity compensation plan information" for more details regarding these options. In 2002, we granted options to purchase an aggregate of 1,257,787 shares of our common stock to various officers, employees, directors and others.

The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 0%, 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the initial public offering price (assuming an initial public offering price of $                    per share). Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

Aggregated option exercises during fiscal year 2002 and year-end option values

The following table shows information as of December 31, 2002 concerning the number and value of exercised options and unexercised options held by each of our named executive officers. There was no public trading market for our common stock as of December 31, 2002. Accordingly, the value of the unexercised in-the-money options listed below has been calculated on the basis of the assumed initial public offering price of $                    per share, less the applicable exercise price per share multiplied by the number of shares underlying the options.

			Number of securities underlying unexercised options at December 31, 2002		Value of unexercised in-the-money options at December 31, 2002
	Shares acquired upon exercise
		Value realized
Named executive officers			Exercisable	Unexercisable	Exercisable	Unexercisable

Edward L. Erickson	0	0	187,700	504,000	$	$
James G. Murphy	0	0	69,600	190,400
Leon W.M.M. Terstappen	0	0	164,000	216,000
Katharine Hawes	0	0	32,000	83,000
Peter J. Scott	0	0	0	75,000

SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

We have severance and change of control agreements with each of Mr. Erickson, Dr. Terstappen and Mr. Murphy. Under these agreements, if we experience a change in control, or the employee terminates his employment for good reason or is terminated by us under any circumstance other than for cause, disability or death then, notwithstanding the terms and conditions of the employee's stock option agreement, all restrictions on the sale or transfer of shares of our stock will be removed to the extent law permits and all unvested stock options granted to the employee will immediately vest, and the employee will receive a severance package equal to 12 months of his base salary at the time of termination, and his benefits under our benefit plans existing and applicable to the employee at the time of his termination may be continued for this 12 month severance period.

In general terms, a change of control under these agreements occurs:

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if a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then outstanding voting securities, unless the holders of our voting shares immediately prior to the acquisition beneficially own more than 50% of the combined voting power of the securities in the resulting entity or its parent;

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if we consummate a merger, reorganization or consolidation, unless the holders of our voting shares immediately prior to the merger, reorganization or consolidation beneficially own more than 50% of the combined voting power of the securities in the merged, reorganized or consolidated entity or its parent;

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if we sell or dispose of all or substantially all of our assets;

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if we are liquidated or dissolved; or

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if the individuals who as of March 19, 2003 constitute our board of directors (the "Incumbent Directors") cease to constitute a majority of our board of directors for any reason; provided, however, that any director who is elected as a director subsequent to March 19, 2003 and whose election was approved by a majority of the Incumbent Directors who are directors at the time of the election shall be considered an Incumbent Director for purposes of this provision.

Each of these employment agreements provides that, to the extent that the severance payments and benefits payable under these agreements would cause the employee to be liable for excise taxes applicable by reason of Section 4999 of the Internal Revenue Code, the employee will receive additional "gross up" payments to indemnify the employee for the effect of the excise taxes. However, we and each employee have promised to make all reasonable efforts to prevent the application of such excise taxes.

These employees are also subject to non-competition, non-solicitation and confidentiality obligations, which are conditions to payment of the severance benefits under these agreements.

EQUITY COMPENSATION PLAN INFORMATION

Amended and Restated Equity Compensation Plan

We anticipate that our board of directors and stockholders will approve an amendment and restatement of the Immunicon Corporation Amended and Restated Equity Compensation Plan ("plan"), with such amendment and restatement to become effective at the closing of this offering. The plan is designed to provide:

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designated employees of us and our related entities or affiliates;

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certain consultants and advisors who perform services for us or our subsidiaries; and

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non-employee members of our board

with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards and stock units. We believe that the plan will encourage its participants to materially contribute to our growth, thereby benefiting our stockholders, and will align the economic interests of the participants with those of the stockholders.

As of September 30, 2003:

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3,363,028 shares were issuable upon exercise of outstanding options granted under this plan at a weighted average exercise price of $1.49 per share;

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46,415 shares of common stock were issued upon exercise of options at purchase prices ranging between $0.70 and $2.00; and

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490,557 shares of common stock remained available for future grants under this plan.

In December 2003, we granted options to purchase 150,000 shares of our common stock to Mr. Erickson, 60,000 shares of our common stock to Mr. Murphy, and 25,000 shares of our common stock to Dr. Terstappen, in each case at an exercise price of $1.70 per share. These options become vested upon the earlier of five years from the date of grant or the achievement by each respective employee of certain performance milestones. Mr. Erickson's and Mr. Murphy's options vest as follows:

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25% on the first anniversary of a financing raising at least $50 million in net proceeds;

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25% upon the achievement of net sales to end users (to account for various distribution arrangements) of at least $2 million per month for three consecutive months; and

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50% upon the achievement of net sales to end users of at least $8 million per month for three consecutive months.

Dr. Terstappen's options vest as follows:

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25% on the first anniversary of a financing raising at least $50 million in net proceeds;

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25% upon the commercial launch of the CellSpotter/AutoPrep configuration for an in vitro diagnostic or research use only application, as determined by our compensation committee; and

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50% upon the commercial launch of CellTracks, as determined by our compensation committee.

Administration of the plan

The plan is administered by a committee appointed by our board of directors, which determines all terms of grants under the plan. This committee also determines who will receive grants under the plan and the number of shares of our common stock subject to the grant. Grants to our non-employee independent directors may only be made by our board of directors.

Awards

The plan authorizes the issuance of up to 3.9 million shares of our common stock. The plan contains a limit of one million shares on the maximum number of shares of our common stock that may be granted to an individual in any calendar year, subject to adjustment as described in the plan.

In connection with stock splits, reverse stock splits, stock dividends, recapitalizations and certain other events affecting our common stock, the committee may make adjustments it deems appropriate in the maximum number of shares of our common stock reserved for issuance as grants, the maximum number of shares of our common stock that any individual participating in the plan may be granted in any year, the number and kind of shares covered by outstanding grants, the kind of shares that may be issued or transferred under the plan, and the price per share or market value of any outstanding grants.

If any stock options granted under the plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or if any stock awards, stock units or other equity-based awards are forfeited, the shares subject to such grants will again be available for purposes of the plan. In addition, if any shares of our common stock are surrendered in payment of the exercise price of a stock option, those shares will again be available for grants under the plan, and if any grants are paid or settled in cash, and not in shares of our common stock, any shares of our common stock subject to such grants will also be available for future grants.

Eligibility

All of our employees and employees of our subsidiaries are eligible to receive grants under the plan. In addition, our non-employee independent directors and consultants and advisors that perform services for us and our subsidiaries may receive grants under the plan.

Vesting

The committee determines the vesting of awards under the plan.

Options

The plan authorizes the committee to grant incentive stock options to purchase shares of our common stock in an amount and at an exercise price to be determined by it, provided that the price cannot be less than 100% of the fair market value of our common stock as determined by our board of directors on the date on which the option is granted. If an incentive stock option is granted to a 10%

shareholder, additional requirements will apply to the option. The exercise price of non-qualified stock options will be equal to 100% of the fair market value of our common stock on the date the option is granted unless a greater exercise price is otherwise determined by the committee. The exercise price for any option is generally payable:

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in cash;

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in certain circumstances as permitted by the committee, by the surrender of shares of our common stock with an aggregate fair market value on the date on which the option is exercised equal to the exercise price;

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by payment through a broker in accordance with procedures established by the Federal Reserve Board; or

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such other method approved by the committee.

The term of an option cannot exceed ten years from the date of grant. If an incentive stock option is granted to a 10% stockholder, the term cannot exceed five years from the date of grant. Subject to restrictions imposed by applicable law, the committee may authorize loans by the us in connection with the exercise of an option, upon such terms and conditions as the committee deems appropriate.

Stock appreciation rights

The plan authorizes the committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, our common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right will depend on the base amount of the stock appreciation right and the appreciation in the value of the stock appreciation right at the time of exercise. Stock appreciation rights will become exercisable in accordance with terms determined by the committee. Stock appreciation rights may be granted in combination with an option grant or independently from an option grant.

Stock awards

The plan provides for the grant of stock awards. A stock award is an award of our common stock that may be issued for consideration and may be subject to restrictions on transferability and other restrictions as the committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of employment or the satisfaction of pre-established criteria, in installments or otherwise, as the committee may determine. Except to the extent restricted under the award agreement relating to the stock award, a participant awarded a stock award will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. All unvested stock awards are forfeited if the grantee is terminated for any reason unless the committee waives, in whole or in part, the forfeiture provisions of the stock awards.

Stock units

The plan also authorizes the committee to grant stock units. Stock units represent the right of the recipient to receive an amount based on the value of a share of our common stock if specified conditions established by the compensation committee are met. All stock units will be credited to bookkeeping accounts established by us for purposes of the plan. Stock units will become payable if specified performance goals or other conditions are met and the committee will determine the applicable terms and conditions for stock units. Stock units may be paid at the end of a specified performance period or other period, or deferred to a date authorized by the committee. If the criteria for the stock units are met, stock units will be paid in cash, shares of our common stock, or a combination of the two.

Other equity-based awards

The committee may grant other types awards as other equity-based awards under the plan. Such awards will be based on, measured by or be payable in shares of our common stock. The committee will determine the terms and conditions of such awards. Other equity-based awards may be payable in cash, shares of our common stock or a combination of the two.

Dividend equivalents

The committee may grant dividend equivalents in connection with any grant under the plan. Dividend equivalents entitle the recipient to receive amounts equal to ordinary dividends that would be paid, during the time the underlying grant is outstanding and unexercised, on the shares of our common stock covered by the grant as if the shares were then outstanding. The committee will determine whether dividend equivalents will be paid currently or credited to a bookkeeping account as a dollar amount or in the form of stock units. Dividend equivalents may be paid in cash, in shares of our common stock or in a combination of the two. The committee will determine whether they will be conditioned upon the exercise, vesting or payment of the grant to which they relate and the other terms and conditions of such grant.

Qualified performance-based compensation

The plan permits the committee to impose and specify specific performance goals that must be met with respect to grants of stock awards, stock units, dividend equivalents and other equity-based awards that are intended to meet the exception for qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. Prior to or soon after the beginning of the performance period, the committee will establish in writing the performance goals that must be met, the applicable performance periods, the amounts to be paid if the performance goals are met and any other conditions. Forfeiture of all or part of any grant will occur if the performance goals are not met, as determined by the committee.

The performance goals, to the extent designed to meet the requirements of Section 162(m) of the Internal Revenue Code, will be determined by the committee and be based on one or more of the following: total stockholder return; total stockholder return as compared to total stockholder return of comparable companies or a publicly available index; net income; pretax earnings; earnings before interest expense and taxes (EBIT); earnings before interest expense, taxes, depreciation and amortization (EBITDA); earnings per share; return on equity; return on assets; revenues; asset growth; operating ratios; access and funding availability; or asset quality.

Change in control

If we experience a change in control, unless the committee determines otherwise, all outstanding options will automatically accelerate and become fully exercisable and the restrictions and conditions on all outstanding stock awards, stock appreciation rights, stock units or other equity awards will immediately lapse. If we are not the surviving corporation (or survive only as a subsidiary of another corporation) in a change in control, all outstanding stock options not exercised will be assumed or replaced with comparable grants by the surviving corporation (or a parent or subsidiary of the surviving corporation).

The committee may also provide that grantees will be required to surrender their outstanding stock options in exchange for a payment, in cash or shares of our common stock, equal to the difference between the exercise price and the fair market value of the underlying shares of common stock, or that after grantees have the opportunity to exercise their stock options, any unexercised stock options will be terminated on the date determined by the committee.

In general terms, a change of control under the plan occurs:

–>
if a person, entity or affiliated group (with certain exceptions) acquires more than 50% of our then outstanding voting securities unless the holders of our voting securities immediately prior to the acquisition beneficially own more than 50% of the combined voting power of the securities in the resulting entity or its parent;

–>
if we merge into another entity unless the holders of our voting securities immediately prior to the merger beneficially own more than 50% of the combined voting power of the securities in the merged entity or its parent;

–>
if we sell or dispose of all or substantially all of our assets; or

–>
if we are liquidated or dissolved.

Amendment and termination

Our board of directors may amend or terminate the plan at any time; provided that our stockholders must approve any amendment if such approval is required in order to comply with the Internal Revenue Code, applicable laws or applicable stock exchange requirements. Our board of directors cannot amend a previously granted stock option to reprice, replace or regrant it through cancellation or by lowering the option exercise price, unless our stockholders provide prior approval. Unless terminated sooner by our board or extended with stockholder approval, the plan will terminate on                           , 2014.

2004 Employee Stock Purchase Plan

We anticipate that our board of directors and stockholders will approve our 2004 Employee Stock Purchase Plan (the "ESPP"), to become effective at the closing of this offering, which will permit eligible employees to purchase shares of our common stock through after-tax payroll deductions. We intend to reserve 200,000 shares of our common stock for issuance under the ESPP. We intend for the ESPP to meet the requirements for an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

The ESPP will be implemented as part of a series of concurrent offering periods, each approximately 24 months long, with interim purchase dates every six months. The first offering period will begin on the effective date of the ESPP and will end on                           , 2005. Unless the plan administrator for the ESPP determines otherwise prior to the beginning of an offering period, each subsequent offering period will begin on the first business day after each                           and                            and will end on the last business day 24 months later. If the fair market value of our common stock on any interim purchase date is less than the fair market value of our common stock on the first date of the offering period, the participants in such offering period will, immediately after the purchase of shares on such interim purchase date, be transferred from that offering period into the next offering period that commences after the interim purchase date. Eligible employees cannot participate in more than one offering period.

Each eligible employee who elects to participate in an offering period will be granted an option to purchase our common stock on the first day of the offering period and the option will automatically be exercised on each interim purchase date during the offering period based on the employee's accumulated contributions to the ESPP. The purchase price for each share of our common stock during the initial offering period will be equal to 85% of the lesser of the initial public offering price of our common stock or the fair market value of our stock on each interim purchase date. For each subsequent offering period, the purchase price of each share of our common stock under the ESPP will be equal to 85% of the lesser of the fair market value per share of our common stock on the first day of the offering period or the fair market value of our stock on each interim purchase date.

Participants will generally be permitted to allocate up to 10% of their compensation to purchase our common stock under the ESPP. Shortly after the first offering period commences, but prior to the first interim purchase date, participants will be able to elect to continue their participation in the ESPP, withdraw from participation in the ESPP or reduce the amount they contribute to the ESPP. Participants may modify or end their participation in the ESPP at any time during any offering period. Participation ends automatically upon termination of employment or if the participant ceases to be an eligible employee. The maximum number of shares that a participant may purchase on any interim purchase date may not exceed             shares and the maximum number of shares purchasable in the aggregate by all participants in the ESPP on any one interim purchase date may not exceed              shares, subject to adjustment by the plan administrator prior to the beginning of the offering period. In addition, no participant may purchase more than $25,000 worth of our common stock during each calendar year under the ESPP.

If we experience a change in control while the ESPP is in effect, all outstanding purchase rights under the ESPP will automatically be exercised immediately prior to the effective date of any change in control and the purchase price for each share of our common stock under the ESPP on such purchase date will be equal to 85% of the lesser of the fair market value per share of our common stock on the first day of the offering period in which the participant is enrolled or the fair market value of our stock immediately prior to the change in control. If a change in control occurs, the limitation on the aggregate number of shares that all participants may purchase on the purchase date will not apply.

All of our employees will be eligible to participate in the ESPP, provided that any employee who would own five percent or more of the total combined voting power or value of our common stock immediately after any grant is not eligible to participate.

The ESPP will be administered by the compensation committee of our board of directors. Our board of directors may amend or terminate the ESPP at any time, with such amendment or termination to become effective immediately following the close of an interim purchase date. However, our board of directors may not amend the ESPP without stockholder approval if such amendment increases the number of shares of our common stock issuable under the ESPP (except for permissible adjustments in the event of certain changes in our capitalization), alters the purchase price formula to reduce the purchase price payable for shares purchasable under the ESPP, or modifies the eligibility requirements under the ESPP. Unless sooner terminated by our board of directors, the ESPP will terminate upon the earliest of:

–>
the last business day in                           , 2014;

–>
the date all shares available for issuance under the plan have been issued; or

–>
the date all purchase rights are exercised in connection with a change in control.

401(k) Plan

We have established and maintained a retirement savings plan under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. Our 401(k) plan permits us to make discretionary matching contributions on behalf of eligible employees and we provide a company match to employee contributions up to a maximum of 20% on the first 2% of the employee's elected salary deferral. Our discretionary contributions vest immediately. Our discretionary matching contributions to the 401(k) plan totaled $11,244 in 2001, $15,888 in 2002 and $13,647 for the nine months ended September 30, 2003.

Certain relationships and related party transactions

During the last three fiscal years, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of these persons had or will have a direct or indirect material interest, other than the compensation and compensation arrangements (including with respect to equity compensation and board compensation) described in "Management" and the transactions described below.

We believe that we have executed all of the transactions described below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by a majority of our board of directors, including a majority of the independent and disinterested members of our board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

During the last three fiscal years, we have engaged in transactions regarding sales of our preferred stock with one of our directors and with the beneficial owners of at least five percent of our voting securities. On June 15, 2000, we sold an aggregate of 2,083,336 shares of our Series E preferred stock at a purchase price of $4.74 per share. On August 17, 2000, we sold an aggregate of 2,505,276 shares of our Series E preferred stock at a purchase price of $4.74 per share. On December 13, 2001, we sold an aggregate of 7,187,500 shares of our Series F preferred stock at a purchase price of $4.00 per share. On June 30, 2003, we sold an aggregate of 6,187,000 shares of our Series F preferred stock at a purchase price of $4.00 per share.

The following table summarizes the shares of our preferred stock purchased in these transactions by one of our directors, by our five percent stockholders and by the persons and entities associated with them in these private placement transactions. Each share of each series of preferred stock listed below will convert at the closing of this offering into one share of common stock.

Investor	Series E preferred stock	Series F preferred stock

Director
Seth A. Rudnick, M.D.	6,329	10,250
Entities affiliated with directors
Burrill & Company(1)	—	1,750,000
Canaan Partners(2)	1,048,524	1,491,000
Foundation Medical Partners(3)	—	1,250,000
LHC Corporation(4)	1,054,853	775,000
TL Ventures(5)	421,941	1,750,000
Five percent stockholders
Anthem Capital	158,225	625,000
Burrill & Company	—	1,750,000
Canaan Partners	1,048,524	1,491,000
Foundation Medical Partners	—	1,250,000
Johnson & Johnson Development Corp.	1,054,853	1,575,000
LHC Corporation	1,054,853	1,675,000
MDS Life Sciences	421,941	650,000
TL Ventures	421,941	1,750,000
Wheatley Partners	—	1,412,500

(1)
Dr. Hanham is a managing director of Burrill & Company.

(2)
Dr. Rudnick is a general partner of Canaan Partners.

(3)
Mr. Cool is a general partner of Foundation Medical Partners.

(4)
Mr. Geiger is Executive Vice President and Chief Financial officer of Claneil Enterprises, Inc., the parent of LHC Corporation.

(5)
Dr. Ostro is a partner in TL Ventures.

During the last three fiscal years and as of September 30, 2003, we also issued or sold the following securities:

–>
options to purchase 1,769,832 shares of our common stock at a weighted average exercise price per share of $1.57 to our executive officers and directors.

–>
an aggregate of    shares of our common stock to our executive officers and directors upon the exercise of stock options granted pursuant to our equity compensation plan, at an aggregate exercise price per share of $2.00.

–>
an aggregate of 56,250 shares of our common stock to certain of our directors who elected to receive shares of common stock in lieu of annual cash compensation.

–>
warrants to purchase 80,000 shares of our common stock at a weighted average exercise price per share of $1.60 to certain of the beneficial owners of at least five percent of our voting securities. These warrants were issued in lieu of granting options as compensation for board service to our directors who are affiliated with these beneficial owners.

Please see "Management—Principal stockholders" for more details on the securities held by our directors and executive officers and the beneficial owners of at least five percent of our voting securities.

One of the beneficial owners of at least five percent of our voting securities, Johnson & Johnson Development Corporation, is a subsidiary of Johnson & Johnson. We have a development, license and supply agreement with another subsidiary of Johnson & Johnson, Veridex, LLC. See "Business—Development, license and supply agreement with Veridex."

Principal stockholders

The following table shows information known to us with respect to the beneficial ownership of our common stock as of December 3, 2003, for each of the following persons:

–>
each of our directors;

–>
each named executive officer;

–>
all of our directors and executive officers as a group; and

–>
each person or group of affiliated person or entities known by us to beneficially own 5% or more of our common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of December 3, 2003 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The table on the following page reflects the conversion of all shares of our preferred stock outstanding as of December 3, 2003 into an aggregate of 23,171,576 shares of our common stock which will become effective at the closing of this offering. This table is based on 23,900,256 shares of our common stock (reflecting the preferred stock conversion) outstanding as of December 3, 2003 and                           shares outstanding immediately after this offering.

		Percent of shares beneficially owned
Name of beneficial owner	Number of shares beneficially owned	Before this offering	After this offering

Directors and named executive officers:
Edward L. Erickson(1)	422,178	1.7%
James G. Murphy(2)	154,200	*
Leon W.M.M. Terstappen, M.D., Ph.D.(3)	287,000	1.2%
Katharine Hawes(4)	67,500	*
Peter J. Scott(5)	19,375	*
Jonathan Cool(6)(19)	1,271,500	5.3%
J. William Freytag, Ph.D.(7)	34,300	*
Brian J. Geiger(8)	1,854,353	7.7%
Ann Hanham, Ph.D.(9)	0	*
Zola P. Horovitz, Ph.D.(10)	55,948	*
Allen J. Lauer(11)	1,765	*
Marc Ostro, Ph.D.(12)(23)	3,447,916	14.4%
Seth A. Rudnick, M.D.(13)(19)	3,212,758	13.4%
Elizabeth E. Tallett(14)	36,800	*
All directors and executive officers as a group (17 persons):(15)	11,305,256	45.1%
* Represents beneficial ownership of less than one percent of our outstanding common stock.

		Percent of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before this offering	After this offering

Five percent stockholders:
Anthem Capital(16) The Mangels Building, Suite 300 1414 Key Highway Baltimore, Maryland 21230	1,249,356	5.2%
Burrill & Company(17) One Embarcadero Center, Suite 2700 San Francisco, CA 94111	1,771,500	7.4%
Canaan Partners(18) 105 Rowayton Avenue Rowayton, CT 06853	3,151,706	13.2%
Foundation Medical Partners, L.P.(19) 105 Rowayton Avenue Rowayton, CT 06853	1,250,000	5.2%
Johnson & Johnson Development Corporation(20) One Johnson & Johnson Plaza New Brunswick, NJ 08933	2,653,353	11.1%
LHC Corporation(21) Silverside Carr Executive Center, Suite 14 501 Silverside Road Wilmington, DE 19809-1375	1,854,353	7.8%
MDS Life Sciences(22) c/o MDS Capital Corp. 100 International Blvd. Toronto, Ontario, Canada M9W 6J6	2,082,244	8.7%
TL Ventures(23) 435 Devon Park Drive, 700 Building Wayne, PA 19087	3,444,916	14.3%
Wheatley Partners(24) 800 Cuttermill Road Great Neck, NY 11021	1,412,500	5.9%

(1)
Includes 400,330 shares underlying options that are exercisable within 60 days of December 3, 2003. Also includes 18,514 shares, and 3,334 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held jointly by Mr. Erickson and his wife. Excludes 569,020 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(2)
Consists of 154,200 shares underlying options that are exercisable within 60 days of December 3, 2003. Excludes 270,969 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(3)
Includes 266,000 shares underlying options that are exercisable within 60 days of December 3, 2003. Also includes 21,000 shares held by Mr. Terstappen's wife. Excludes 208,438 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(4)
Consists of 67,500 shares underlying options that are exercisable within 60 days of December 3, 2003. Excludes 75,000 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(5)
Consists of 19,375 shares underlying options that are exercisable within 60 days of December 3, 2003. Excludes 121,500 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(6)
Includes 14,000 shares underlying options that are exercisable within 60 days of December 3, 2003. Also includes 1,250,000 shares held by Foundation Medical Partners, L.P. See footnote 18. Mr. Cool is a manager of Foundation Medical Managers, LLC, the general partner of Foundation Medical Partners, L.P., may be deemed to share voting and dispositive power with respect to these shares held by Foundation Medical Partners, L.P. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 4,000 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(7)
Includes 26,800 shares underlying options that are exercisable within 60 days of December 3, 2003. Excludes 14,200 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(8)
Consists of 1,837,353 shares, and 17,000 shares underlying warrants, that are exercisable within 60 days of December 3, 2003 held by LHC Corporation. Claneil Enterprises, Inc., of which Mr. Geiger is the Executive Vice President and Chief Financial Officer, is the parent of LHC Corporation. Mr. Geiger disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 5,000 shares underlying warrants that are not exercisable within 60 days of December 3, 2003 held by LHC Corporation.

(9)
Excludes 7,500 shares and 14,000 shares underlying warrants that are exercisable within 60 days of December 3, 2003 held by Burrill & Company LLC, 1,225,000 shares held by Burrill Biotechnology Capital Fund, LP and 525,000 shares held by Burrill Diagnostics Capital Fund, LP. Burrill & Company LLC is the general partner of Burrill Biotechnology Capital Fund, LP and Burrill Diagnostics Capital Fund, LP (the "Burrill funds"). Dr. Hanham is a managing director of Burrill & Company LLC, but does not have voting and dispositive power over the shares held by the Burrill funds and disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Excludes 4,000 shares underlying warrants that are not exercisable within 60 days of December 3, 2003 held by Burrill & Company LLC.

(10)
Includes 38,300 shares underlying options that are exercisable within 60 days of December 3, 2003. Excludes 5,200 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(11)
Excludes 20,000 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(12)
Includes the securities beneficially owned by TL Ventures. See footnote 22. Dr. Ostro is a managing director of TL Ventures, may be deemed to share voting and dispositive power with respect to the shares held by each of TL Ventures Holding Company LP, TL Ventures III Interfund LP, TL Ventures III LP, and TL Ventures Offshore LP, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(13)
Includes 31,400 shares underlying options that are exercisable within 60 days of December 3, 2003. Also includes the securities beneficially owned by Canaan Partners. See footnote 18. Mr. Rudnick is a general partner of Canaan Partners, may be deemed to share voting and dispositive power with respect to the shares held by Canaan Equity L.P., Canaan Equity L.P. (QP), Canaan Equity II L.P., and Canaan Equity Enterprises LLC, and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Excludes 4,100 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(14)
Includes 36,800 shares underlying options that are exercisable within 60 days of December 3, 2003. Excludes 4,200 shares underlying options that are not exercisable within 60 days of December 3, 2003.

(15)
Includes 1,125,205 shares underlying options and 42,335 shares underlying warrants, in each case that are exercisable within 60 days of December 3, 2003. Excludes 1,327,468 shares underlying options and 13,200 shares underlying warrants, in each case that are not exercisable within 60 days of December 3, 2003.

(16)
Includes 749,356 shares held by Anthem Capital, L.P. and 500,000 shares held by Anthem Capital II, L.P. The general partner of Anthem Capital, L.P. is Anthem Capital Partners, L.P., whose general partner is Anthem Capital Partners, Inc. William M. Gust, C. Edward Spiva, Gerald A. Schaafsma, Anthem Capital Partners, L.P. and Anthem Capital Partners, Inc. may be deemed to share voting and dispositive power with respect to the shares held by Anthem Capital, L.P. The general partner of Anthem Capital II, L.P. is Anthem Capital Partners, L.L.C., and its managers are William M. Gust, C. Edward Spiva, Gerald A. Schaafsma and Alexander T. Perry. This general partner and its managers may be deemed to share voting and dispositive power over the shares held by Anthem Capital II, L.P. Each individual or entity disclaims beneficial ownership of these shares except to the extent of his or its pecuniary interest therein.

(17)
Includes 7,500 shares and 14,000 shares underlying warrants that are exercisable within 60 days of December 3, 2003 held by Burrill & Company LLC, 1,225,000 shares held by Burrill Biotechnology Capital Fund, LP and 525,000 shares held by Burrill Diagnostics Capital Fund, LP. Burrill & Company LLC is the general partner of Burrill Biotechnology Capital Fund, LP and Burrill Diagnostics Capital Fund, LP, may be deemed to have voting and dispositive power over the shares held by these Burrill funds and disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. Excludes 4,000 shares underlying warrants that are not exercisable within 60 days of December 3, 2003 held by Burrill & Company LLC.

(18)
Includes 132,056 shares held by Canaan Equity II Entrepreneurs, LLC, 1,663,388 shares held by Canaan Equity II, LP, 744,080 shares held by Canaan Equity II, LP (QP) and 612,182 shares held by Canaan Partners LP. Canaan Equity Partners LLC is the general partner of Canaan Equity L.P. Canaan Equity

  Partners II LLC is the general partner of Canaan Equity L.P. (QP) and Canaan Equity II L.P. and the manager of Canaan Equity Enterprises LLC. Each of these general partners may be deemed to have voting and dispositive power over the shares held by the Canaan funds and disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(19)
Foundation Medical Managers, LLC is the general partner of Foundation Medical Partners, L.P., may be deemed to have voting and dispositive power over the shares held by Foundation Medical Partners, L.P., and disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(20)
Includes 16,000 shares underlying warrants that are exercisable within 60 days of December 3, 2003. Excludes 4,000 shares underlying warrants that are not exercisable within 60 days of December 3, 2003.

(21)
Includes 17,000 shares underlying warrants that are exercisable within 60 days of December 3, 2003 held by LHC Corporation. Excludes 300,000 shares held by British Isles, LLC, 300,000 shares held by Heron I, LLC and 300,000 shares held by Five Point, LLC. The members of each of these entities are shareholders of, and collectively control, Claneil Enterprises, Inc., the parent of LHC Corporation. LHC Corporation disclaims beneficial ownership of the shares held by these entities because it lacks voting and dispositive power over these shares. Excludes 5,000 shares underlying warrants that are not exercisable within 60 days of December 3, 2003 held by LHC Corporation.

(22)
Includes 208,158 shares, and 8,124 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held by MDS Life Sciences Technology Barbados Investment Trust, 1,199,479 shares, and 46,810 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held by MDS Life Sciences Tech Fund Limited Partnership, 283,605 shares, and 11,068 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held by MDS Life Sciences Technology Fund US, L.P., and 325,000 shares held by SC Biotechnology Development Fund LP. The general partner of MDS Life Sciences Technology Fund Limited Partnership is MDS Life Sciences Technology Fund (GP) Inc. The general partner of MDS Life Sciences Technology Fund US, L.P. is MDS Capital US (GP) Inc. The general partner of SC Biotechnology Development Fund LP is SC (GP) Inc. These general partners may be deemed to share voting and dispositive power over the shares held by the entities for which they serve as a general partner, and disclaim beneficial ownership of all shares except to the extent of their pecuniary interest therein.

(23)
Includes 7,500 shares, and 16,000 shares underlying warrants exercisable within 60 days, held by TL Ventures Holding Company L.P., 89,793 shares, and 158 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held by TL Ventures III Interfund L.P., 2,749,988 shares, and 4,831 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held by TL Ventures III L.P., and 575,634 shares, and 1,012 shares underlying warrants that are exercisable within 60 days of December 3, 2003, held by TL Ventures Offshore L.P. Excludes 4,000 shares underlying warrants that are not exercisable within 60 days of December 3, 2003 held by TL Ventures Holding Company L.P. TL Ventures III Manager LLC is a general partner of TL Ventures III General Partner L.P., the general partner of TL Ventures Interfund L.P., and TL Ventures Management L.P., the general partner of TL Ventures III L.P., and may be deemed to have shared voting and dispositive power over the shares held by those funds. TL Ventures III Offshore Ltd. is a general partner of TL Ventures III Offshore Partners L.P., the general partner of TL Ventures III Offshore L.P., and may be deemed to have shared voting and dispositive power over the shares held by that fund. TL Ventures Holding Company Manager LLC is a general partner of TL Ventures Holding Company L.P., and may be deemed to have shared voting and dispositive power over the shares held by that fund. TL Ventures Manager LLC is a general partner of TL Ventures L.P., and may be deemed to have shared voting and dispositive power over the shares held by that fund. TL Ventures III Manager LLC and TL Ventures III Offshore Ltd. disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein. TL Ventures Manager LLC and TL Ventures Holding Company Manager LLC disclaim beneficial ownership of all shares except to the extent of any indirect pecuniary interest therein.

(24)
Includes 741,963 shares held by Wheatley Partners III, L.P., 157,467 shares held by Wheatley Associates III, LP, 159,945 shares held by Wheatley Foreign Partners III, L.P. and 353,125 shares held by Wheatley MedTech Partners, L.P. The general partner of Wheatley Partners, L.P., Wheatley Associates III, L.P. and Wheatley Foreign Partners III, L.P. is Wheatley Partners III LLC and its voting members are Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Jonathan Lieber, Seth Lieber, and Nancy Casey. Each member of the general partner may be deemed to share voting and dispositive power over these shares. The general partner of Wheatley Medtech Partners, L.P. is Wheatley Medtech Partners LLC and its voting members are Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Jonathan Lieber, Seth Lieber, Nancy Casey and David Dantzker. Each member of the general partner may be deemed to share voting and dispositive power over these shares. Each individual or entity disclaims beneficial ownership of these shares except to the extent of his, her, or its pecuniary interest therein.

Description of capital stock

GENERAL

Our certificate of incorporation authorizes the issuance of up to 37,500,000 shares of common stock, par value $0.001 per share, and 57,500,000 shares of preferred stock, par value $0.001 per share. The rights and preferences of the preferred stock may be established from time to time by our board of directors. As of September 30, 2003, 719,721 shares of common stock were issued and outstanding and 51,390,553 shares of preferred stock, that will be automatically converted into 23,171,576 shares of common stock at the closing of this offering, were issued and outstanding. As of September 30, 2003, we had 89 common stockholders of record and 77 preferred stockholders of record.

Immediately after the closing of this offering, we will have approximately                           shares of common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of                           shares of common stock at the closing of this offering.

The description below gives effect to the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws and is qualified in its entirety by reference to these documents, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the sale of the common stock being offered may be entitled, holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of us, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

PREFERRED STOCK

Upon the closing of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of             million shares of preferred stock in one or more series. Each series of preferred stock will have the rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as our board of directors determines. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

As of September 30, 2003, the following warrants were outstanding:

–>
warrants that expire either in March 2004 or April 2010 to purchase at a weighted average price per share of $3.49 an aggregate of 153,096 shares of our preferred stock, which are convertible into an aggregate of 153,096 shares of our common stock; provided, however, that we have the right to require that these warrants be exercised in their entirety at the closing of this offering if all of the following requirements are met:

    –>
    net proceeds (less underwriting discounts and commissions payable by us) to us of at least $20 million;

    –>
    a price per share of at least $1.50 (as adjusted for stock splits, stock dividends, recapitalizations and similar events);

    –>
    a pre-offering valuation of our common stock of at least $90 million; and

    –>
    notice by us at least 20 days prior to the closing of this offering to the holders of these warrants that we desire to exercise our right to require the exercise of these warrants.

–>
warrants that expire between August 2011 and May 2013 to purchase at a price per share of $1.60 an aggregate of 80,000 shares of our common stock. These warrants vest incrementally and some of them are currently vested while others are currently not. See "Principal Stockholders" for a description of the portion of these warrants that are unvested as of 60 days following November 30, 2003. With respect to any unvested portion of these warrants:

    –>
    our board of directors may accelerate the vesting of these warrants, in whole or in part, at any time and for any reason; and

    –>
    at the closing of this offering, any unvested shares underlying these warrants will immediately cease to continue vesting.

–>
warrants that expire in June 2004 to purchase at a price per share of $2.50 an aggregate of 50,000 shares of our common stock; provided, however, that we have the right to require that these warrants be exercised in their entirety at the closing of this offering if all of the following requirements are met:

    –>
    a pre-offering valuation of our common stock of at least $75 million; and

    –>
    notice by us at least 60 days prior to the closing of this offering to the holders of these warrants that we desire to exercise our right to require the exercise of these warrants.

–>
a warrant that expires in April 2013 to purchase at a price per share of $4.00 an aggregate of 31,250 shares of our common stock.

REGISTRATION RIGHTS

We and certain holders of our preferred stock, certain holders of warrants to purchase our preferred stock, certain holders of our common stock and certain holders of our common stock have entered into various agreements, consisting of an investor rights agreement and registration rights agreements under which we have agreed to provide these holders with certain customary demand and piggyback registration rights with respect to the shares of common stock held by them and the shares of common stock to be issued upon conversion or exercise of preferred stock and warrants held by them.

Demand registration

According to the terms of the investor rights agreement, the holders of 21,900,688 shares of our common stock, the holders of options to purchase 114,500 shares of our common stock and the holders of warrants to purchase 160,671 shares of our common stock have the right to require us to register their shares with the SEC for resale to the public. To demand such a registration, holders who hold together an aggregate of at least 25% of the shares having registration rights must request a registration statement to register shares for an aggregate offering price of at least $5 million. We are not required to effect more than two demand registrations. We have currently not effected, or received a request for, any demand registrations. We may delay the filing of a demand registration statement for a period of up to 90 days once in any 12-month period and not more than twice in the aggregate.

Piggyback registration

If we file a registration statement for a public offering and sale of shares of our common stock, other than a registration statement relating solely to our stock plans, the holders of these demand registration rights as well as the holders of warrants to purchase 112,342 shares of our common stock will have the right to include their shares in the registration statement.

Form S-3 registration

At any time after we become eligible to file a registration statement on Form S-3, holders of shares of common stock having demand registration rights may require us to file a Form S-3 registration statement. We are obligated to file only one Form S-3 registration statement in any six-month period. Furthermore, the aggregate offering proceeds of the requested Form S-3 registration must be at least $750,000. We may delay one registration request for a period of up to 90 days in any 12-month period and not more than twice in the aggregate.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the securities to be registered and these holders elect to have the request not count as a demand registration request. These agreements also contain our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred with registrations under the agreement. These registration rights terminate with respect to any shares of common stock upon the sale of such shares pursuant to a registration statement or Rule 144.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW

Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Our bylaws and certificate of incorporation eliminate the right of stockholders to call special meetings of stockholders or to act by written consent without a meeting and require advance notice for stockholder proposals and director nominations, which may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. The authorization of undesignated preferred stock makes it possible for our board of directors, without obtaining further stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless:

–>
prior to the business combination, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

–>
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

    –>
    shares owned by persons who are directors and also officers; and

    –>
    shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or after the time the stockholder became an interested stockholder, the business combination is:

    –>
    approved by our board of directors; and

    –>
    authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

In general, the Delaware General Corporation Law defines an interested stockholder to be an entity or person that beneficially owns 15% or more of the outstanding voting stock of the corporation or any entity or person that is an affiliate or associate of such entity or person.

The Delaware General Corporation Law generally defines business combination to include the following:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or its majority-owned subsidiary that involves interested stockholder;

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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to certain exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder's proportionate share of the stock of any class or series of the corporation; and

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

NASDAQ NATIONAL MARKET LISTING

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol "IMMC."

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 59 Maiden Lane, New York, New York 10038, and its telephone number is (212) 936-5100.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of September 30, 2003, we will have approximately                           shares of our common stock outstanding after the completion of this offering (approximately                           shares if the underwriters exercise their over-allotment option in full). Of those shares,                           shares of common stock sold in this offering (                           shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining              shares of common stock to be outstanding immediately following the completion of this offering, which are "restricted securities" under Rule 144 of the Securities Act of 1933, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

All of our officers and directors, and substantially all of our security holders holding over       % of our outstanding common stock shares subject to outstanding options and warrants, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC. See "Underwriting."

After the offering, the holders of 1,480,563 shares of our common stock (including 112,342 shares issuable upon exercise of outstanding warrants) will be entitled to registration rights. For more information on these registration rights, see "Description of capital stock—Registration rights."

In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

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the average weekly trading volume of our common stock on The Nasdaq National Market during the four preceding calendar weeks.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.

Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144's one-year holding period restriction.

Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.

The 23,890,847 pro forma shares of our common stock that were outstanding on September 30, 2003 will, assuming conversion of our preferred stock in connection with this initial public offering pursuant to Rule 144 or Rule 701, become eligible for sale without registration approximately as follows:

–>
shares of common stock will be immediately eligible for sale in the public market without restriction;

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shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

–>
the remaining                  shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.

The above does not take into consideration the effect of the lock-up agreements described above.

STOCK OPTIONS

We have reserved an aggregate of 3,900,000 shares of our common stock for issuance under our equity compensation plan. As of September 30, 2003, we had outstanding options under our equity compensation plan to purchase 3,363,028 shares of our common stock. We intend to register the shares subject to this plan and the options on a registration statement under the Securities Act of 1933 on Form S-8 following this offering. Subject to the lock-up agreements and the restrictions imposed under the equity compensation plan, shares of common stock issued under this plan after the effective date of any registration statement on Form S-8 will be available for sale in the public market without restriction to the extent that they are held by persons who are not our affiliates.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, SG Cowen Securities Corporation, Legg Mason Wood Walker, Incorporated and Adams, Harkness & Hill, Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
SG Cowen Securities Corporation
Legg Mason Wood Walker, Incorporated
Adams, Harkness & Hill, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

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receipt and acceptance of our common stock by the underwriters; and

–>
the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of                           additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                    per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                    per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the US may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                           shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                                 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors and substantially all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in their sole discretion, release some or all the securities from these lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the trading symbol "IMMC."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

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stabilizing transactions;

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short sales;

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purchases to cover positions created by short sales;

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imposition of penalty bids; and

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syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered short sales", which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales", which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher that the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

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the information set forth in this prospectus and otherwise available to representatives;

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our history and prospects and the history of and prospects for the industry in which we compete;

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our past and present financial performance and an assessment of our management;

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our prospects for future earnings and the present state of our development;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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other factors deemed relevant by the underwriters and us.

AFFILIATIONS

Certain of the underwriters and their affiliates in the past have provided and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us for which they will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

The validity of the common stock we are offering will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements of Immunicon Corporation and subsidiaries as of December 31, 2001, 2002 and September 30, 2003, and for each of the three years in the period ended December 31, 2002, the nine-month period ended September 30, 2003 and for the period from August 25, 1983 (date of inception) to September 30, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 1998 and for the period from August 25, 1983 (date of inception) to December 31, 2000 referred to in this prospectus had been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing herein, and are referred to herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have not obtained their consent to do so in reliance upon Rule 437a of the Securities Act. We refer you to "Risk factors—Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and the ability to recover damages from Arthur Andersen may be limited."

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC's Public Reference Room, which is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's Public Reference Room. In addition, the SEC maintains an Internet web site, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet web site. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet web site at www.immunicon.com. We have not incorporated by reference into this prospectus the information on our web site, and you should not consider it to be a part of this prospectus.

This prospectus includes statistical data obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors' Report	F-2
Report of predecessor auditors, Arthur Andersen	F-3
Consolidated financial statements as of December 31, 2001, 2002 and September 30, 2003 and for the years ended December 31, 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 and 2003, and for the period from August 25, 1983 (date of inception) to September 30, 2003:
Balance sheets	F-4
Statements of operations	F-5
Statements of stockholders' equity (deficit)	F-6
Statements of cash flows	F-8
Notes to consolidated financial statements	F-9

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Immunicon Corporation and subsidiaries
Huntingdon Valley, Pennsylvania

We have audited the accompanying consolidated balance sheets of Immunicon Corporation and subsidiaries (a development-stage company) (the "Company") as of December 31, 2001, 2002 and September 30, 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2002, the nine-month period ended September 30, 2003, and for the period from August 25, 1983 (date of inception) to September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Company's financial statements for the period from August 25, 1983 (date of inception) to December 31, 1998 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated April 11, 2001. The financial statements for the period from August 25, 1983 (date of inception) to December 31, 1998 reflect total revenues and net loss of $3,249,000 and $4,241,576, respectively, of the related totals. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, 2002 and September 30, 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, the nine-month period ended September 30, 2003, and for the period from August 25, 1983 (date of inception) to September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania

December 4, 2003

The following report of Arthur Andersen LLP ("Andersen") is a copy of the report previously issued by Andersen on April 11, 2001. The report of Andersen is included in this registration statement pursuant to Rule 2-02(c) of regulation S-X. The Company has not been able to obtain a reissued report from Andersen. Andersen has not consented to the inclusion of its report in this registration statement. Because Andersen has not consented to the inclusion of its report in this registration statement, it may be difficult to seek remedies against Andersen, and the ability to seek relief against Andersen may be impaired.

REPORT OF ARTHUR ANDERSEN, INDEPENDENT AUDITORS

To Immunicon Corporation:

We have audited the accompanying consolidated balance sheets of Immunicon Corporation (a Delaware corporation) and subsidiary as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2000 and from the period from inception (August 25, 1983) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Immunicon Corporation and subsidiary as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2000 and for the period from inception (August 25, 1983) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Arthur Andersen LLP
Philadelphia, Pennsylvania
April 11, 2001

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2002	September 30, 2003

ASSETS
Current assets:
Cash and cash equivalents	$2,888,664	$18,469,690	$36,296,951
Short-term investments	33,507,979	3,070,350
Loans from employees	20,000	22,799	996
Prepaid expenses and other	349,501	323,591	290,382

Total current assets	36,766,144	21,886,430	36,588,329
Property and equipment—net	3,036,041	2,613,304	3,592,713
Other assets	125,000	176,255	244,790

Total assets	$39,927,185	$24,675,989	$40,425,832

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	1,249,931	2,332,253	3,141,636
Accounts payable	553,804	930,410	783,356
Accrued expenses	1,256,699	1,782,055	2,184,670
Current portion of deferred revenue	688,343	685,066	993,623

Total current liabilities	3,748,777	5,729,784	7,103,285

Long-term debt	748,890	2,336,249	4,202,745

Deferred revenue	617,567		35,004

Commitments and contingencies
Stockholders' equity:
Convertible preferred stock (liquidation value of $62,687,822 as of December 31, 2001 and 2002, and $87,755,822 as of September 30, 2003, respectively)	60,124,068	60,124,068	85,115,117
Common stock, $.001 par value—37,500,000 authorized, 635,921, 660,421 and 719,271 shares issued and outstanding as of December 31, 2001, 2002 and September 30, 2003, respectively	636	660	719
Additional paid-in capital	2,367,843	2,555,989	4,510,548
Deferred stock-based compensation	(39,106)	(88,841)	(1,772,558)
Loan for stock options		(19,300)	(19,300)
Deficit accumulated during the development stage	(27,641,490)	(45,962,620)	(58,749,728)

Total stockholders' equity	34,811,951	16,609,956	29,084,798

Total liabilities and stockholders' equity	$39,927,185	$24,675,989	$40,425,832

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003, and for the period from August 25, 1983 (date of inception) to September 30, 2003

				Nine Month Period Ended September 30,		Period from August 25, 1983 (Date of Inception) to September 30, 2003
	Year Ended December 31,
				2002 (unaudited)	2003
	2000	2001	2002

License revenue	$182,925	$575,388	$932,502	$777,098	$2,090,396	$7,030,211

Expenses:
Research and development	5,109,327	10,492,733	15,796,644	11,958,737	11,454,053	49,961,349
General and administrative	2,526,146	2,662,049	3,563,648	2,717,449	3,184,926	17,113,482

	7,635,473	13,154,782	19,360,292	14,676,186	14,638,979	67,074,831

Operating loss	(7,452,548)	(12,579,394)	(18,427,790)	(13,899,088)	(12,548,583)	(60,044,620)

Interest income	717,948	820,804	576,999	560,804	170,354
Interest expense	(219,541)	(282,972)	(470,339)	(309,146)	(408,879)

Interest income (expense), net	498,407	537,832	106,660	251,658	(238,525)	1,294,892

Net loss attributable to common stockholders	$(6,954,141)	$(12,041,562)	$(18,321,130)	$(13,647,430)	$(12,787,108)	$(58,749,728)

Net loss per common share-basic and diluted	$(11.60)	$(18.96)	$(28.16)	$(21.00)	$(18.40)

Weighted average common shares outstanding-basic and diluted	599,499	634,966	650,663	650,010	694,877

Pro forma net loss per common share-basic and diluted (unaudited) (see Note 2)			$(1.04)		$(0.65)

Pro forma weighted average common shares outstanding-basic and diluted (unaudited)			17,555,239		19,688,453

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Period from August 25, 1983 (date of inception) to September 30, 2003

		Common stock					Deficit accumulated during the development stage
	Convertible preferred stock				Deferred stock-based compensation
				Additional paid-in capital		Employee loan
		Shares	Amount						Total

Balance, August 25, 1983 (inception)
Issuance of common stock		108,609	$109	$1,865,592	$	$	$		$1,865,701
Sale of Series A, B and C Preferred stock	$963,500	—	—	—					963,500
Net loss								$(1,113,368)	(1,113,368)

Balance, June 25, 1994	963,500	108,609	109	1,865,592				(1,113,368)	1,715,833
Exercise of options to purchase common stock		3,500	3	7,967					7,970
Net loss								(1,030,988)	(1,030,988)

Balance, July 1, 1995	963,500	112,109	112	1,873,559				(2,144,356)	692,815
Exercise of options to purchase common stock		13,865	14	373					387
Net loss								(459,462)	(459,462)

Balance, July 1, 1996	963,500	125,974	126	1,873,932				(2,603,818)	233,740
Net income								71,984	71,984

Balance, December 31, 1996	963,500	125,974	126	1,873,932				(2,531,834)	305,724
Exercise of options to purchase common stock		25		50					50
Net income								99,659	99,659

Balance, December 31, 1997	963,500	125,999	126	1,873,982				(2,432,175)	405,433
Issuance of common stock for consulting services rendered		7,500	7	5,243					5,250
Exercise of options to purchase common stock		438,622	439	78,293					78,732
Compensation expense related to stock options				232,377					232,377
Net loss								(1,809,401)	(1,809,401)

Balance, December 31, 1998	963,500	572,121	572	2,189,895				(4,241,576)	(1,087,609)
Issuance of common stock in connection with the acquisition of technology rights		20,000	20	14,960					14,980
Exercise of options to purchase common stock		1,000	1	99					100
Sale of Series D Preferred stock, net of expenses of $103,233	10,596,967								10,596,967
Issuance of warrant to purchase Series D Preferred stock in connection with credit facility				15,036					15,036
Compensation expense related to stock options				7,317					7,317
Net loss								(4,404,211)	(4,404,211)

Balance, December 31, 1999 (Forward)	11,560,467	593,121	593	2,227,307				(8,645,787)	5,142,580

(Continued)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
Period from August 25, 1983 (date of inception) to September 30, 2003 (continued)

		Common stock							Deficit accumulated during the development stage
	Convertible preferred stock				Deferred stock-based compensation
				Additional paid-in capital			Employee loan
		Shares	Amount							Total

Balance, December 31, 1999	$11,560,467	593,121	$593	$2,227,307	$		$		$(8,645,787)	$5,142,580
Issuance of common stock for consulting services rendered		12,500	13	19,974						19,987
Exercise of options to purchase common stock		15,000	15	25,825						25,840
Issuance of warrant to purchase Series D Preferred stock in connection with credit facility				6,250						6,250
Sale of Series E Preferred stock, net of expenses of $137,785	21,612,236									21,612,236
Issuance of stock options for consulting services rendered				31,340		(31,340)
Compensation expense related to stock options						5,977				5,977
Net loss									(6,954,141)	(6,954,141)

Balance, December 31, 2000	33,172,703	620,621	621	2,310,696		(25,363)			(15,599,928)	19,858,729
Sale of Series F Preferred stock, net of expenses of $1,798,635	26,951,365									26,951,365
Issuance of common stock for consulting services rendered		15,000	15	23,985						24,000
Exercise of options to purchase common stock		300		210						210
Issuance of warrant to purchase Series E Preferred stock in connection with credit facility				7,484						7,484
Issuance of stock options				25,468		(25,468)
Compensation expense related to stock options						11,725				11,725
Net loss									(12,041,562)	(12,041,562)

Balance, December 31, 2001	60,124,068	635,921	636	2,367,843		(39,106)			(27,641,490)	34,811,951
Exercise of options to purchase common stock		24,500	24	21,115						21,139
Issuance of stock options for consulting services rendered				69,999		(69,999)
Compensation expense related to stock options						20,264				20,264
Issuance of warrant to purchase Series F Preferred stock in connection with credit facility				60,014						60,014
Issuance of common stock warrants for Directors services				37,018						37,018
Loan issued to employee to exercise stock options								(19,300)		(19,300)
Net loss									(18,321,130)	(18,321,130)

Balance, December 31, 2002	60,124,068	660,421	660	2,555,989		(88,841)		(19,300)	(45,962,620)	16,609,956
Sale of Series F preferred sock, net of expenses of $76,951	24,991,049									24,991,049
Exercise of options to purchase common stock		1,100	1	1,839						2,940
Issuance of stock options for consulting services rendered				40,281		(40,281)
Issuance of common stock for services rendered		57,750	58	117,655						175,463
Compensation expense related to stock options						25,121				25,121
Issuance of warrant to purchase Series F Preferred stock in connection with credit facility				28,581						28,581
Issuance of warrant to purchase common stock in connection with credit facility				19,868
Issuance of common stock warrants for Directors services				11,751						11,751
Deferred stock-based compensation related to options granted to employees and consultants				1,734,584		(1,668,557)				66,027
Net loss									(12,787,108)	(12,787,108)

Balance, September 30, 2003	$85,115,117	719,271	$719	$4,510,548		$(1,772,558)		$(19,300)	$(58,749,728)	$29,084,798

										(Concluded )

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003, and for the period from August 25, 1983 (date of inception) to September 30, 2003

						Period from August 25, 1983 (date of inception) to September 30, 2003
	Year ended December 31,			Nine Month Period Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)

Cash flow from operating activities:
Net loss	$(6,954,141)	$(12,041,562)	$(18,321,130)	$(13,647,430)	$(12,787,108)	$(58,749,728)
Adjustment to reconcile net loss to net cash used operating activities:
Depreciation and amortization	447,993	772,403	896,188	666,286	822,325	3,887,730
Interest expense on warrants	6,250	7,484	13,336	8,335	21,044	63,150
(Gain) loss on disposal of property and equipment	2,471		(357)		1,035	3,845
Compensation expense related to the issuance of stock options and warrants	25,964	35,725	57,282	51,032	220,612	607,706
Change in:
Prepaid expenses and other	(284,732)	30,017	23,111	(194,761)	55,012	(291,378)
Other assets	785,454					(125,000)
Accounts payable	(136,113)	(51,588)	376,606	(171,824)	(147,054)	783,356
Accrued expenses	523,840	(382,621)	525,356	479,200	402,614	2,196,394
Deferred revenue	1,417,075	(122,982)	(620,844)	(465,634)	343,561	1,016,830

Net cash used in operating activities	(4,165,939)	(11,753,124)	(17,050,452)	(13,274,796)	(11,067,959)	(50,607,095)

Cash flow from investing activities:
Maturity/Purchase of investments	(4,325,250)	(29,182,729)	30,437,629	27,083,012	3,070,350
Cash proceeds from disposals of property and equipment	250		660			910
Purchases of property and equipment	(1,788,365)	(628,672)	(472,446)	(87,898)	(1,794,334)	(7,483,674)

Net cash (used in) provided by investing activities	(6,113,365)	(29,811,401)	29,965,843	26,995,114	1,276,016	(7,482,764)

Cash flow from financing activities:
Proceeds from exercise of stock options	25,840	300	1,839	1,681	1,840	317,058
Proceeds from term debt	1,432,981	1,200,000	5,000,000	5,000,000	4,946,178	15,024,178
Payments on term debt	(529,991)	(1,045,502)	(2,330,319)	(1,611,777)	(2,270,299)	(6,679,795)
Proceeds from sale of common stock						1,665,701
Loan issuance fees			(5,885)		(49,564)	(55,449)
Proceeds from sale of preferred stock	21,612,236	26,951,365			24,991,049	84,115,117

Net cash provided by financing activities	22,541,066	27,106,163	2,665,635	3,389,904	27,619,204	94,386,810

Net increase (decrease) in cash and cash equivalents	12,261,762	(14,458,362)	15,581,026	17,110,222	17,827,261	36,296,951
Cash and cash equivalents, beginning of period	5,085,264	17,347,026	2,888,664	2,888,664	18,469,690

Cash and cash equivalents, end of period	$17,347,026	$2,888,664	$18,469,690	$19,998,886	$36,296,951	$36,296,951

Supplemental cash flow information:
Cash paid for interest	$156,723	$198,731	$301,773	$209,941	$519,610

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2000, 2001, 2002 and the nine-month periods ended September 30, 2002 (unaudited) and 2003, and for the period from August 25, 1983 (date of inception) to September 30, 2003.

1.    The Company

Background and operations

Immunicon Corporation (the "Company") was incorporated in Pennsylvania on August 25, 1983, for the purpose of developing novel methods for targeting and separating biological components. The Company currently is engaged in rare-event detection and diagnosis, particularly in the area of cancer diagnostics. In 2000, the Company changed its state of incorporation to the State of Delaware.

The Company's operations to date have been focused on research and development activities. The Company operates in one segment and has its principal offices in Huntingdon Valley, PA., although it maintains a small research laboratory in the Netherlands. The Company has incurred significant losses since its inception through September 30, 2003, and has a deficit accumulated during the development stage of $58.7 million. In 1999 through 2003, the Company raised $51.9 million from the sale of Series F Convertible Preferred Stock, $21.6 million from the sale of Series E Convertible Preferred Stock and $10.6 million from the sale of Series D Convertible Preferred Stock, respectively, net of financing costs. As of September 30, 2003, the Company had cash and cash equivalents of $36.3 million.

The Company has not generated any revenues from product sales and has incurred substantial losses since its inception. The Company anticipates incurring additional losses over at least the next several years and such losses may increase as the Company expands its research and development activities. Substantial financing will be needed by the Company to fund its operations and to commercially develop its product candidates. There is no assurance that such financing will be available when needed. Operations of the Company are subject to certain additional risks and uncertainties including, among others, dependence on Veridex, LLC ("Veridex"), a Johnson & Johnson company, to market the Company's cancer diagnostic product candidates, the uncertainty of product development (including clinical trial results), regulatory clearance and approval, supplier and manufacturing dependence, competition, reimbursement availability, dependence on exclusive licenses and other relationships, uncertainties regarding patents and proprietary rights, dependence on key personnel and other risks related to governmental regulations and approvals. Management believes, however, that cash and cash equivalents and borrowing available under its line of credit at September 30, 2003, will be sufficient to maintain operations through at least December 31, 2004.

2.    Summary of significant accounting policies

Basis of presentation

The Company has generated limited revenue to date, and its activities have consisted primarily of developing and licensing products, raising capital and recruiting personnel. Accordingly, the Company is considered to be in the development stage as of September 30, 2003 as defined by Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises.

Principles of consolidation

The consolidated financial statements herein include balances of Immunicon Corporation and its wholly owned subsidiaries, Immunivest Corporation, IMMC Holdings, Inc., and Immunicon Europe, Inc. All intercompany balances and transactions have been eliminated in consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited interim financial information

The financial information for the nine-month period ended September 30, 2002 and the related notes, are unaudited but in management's opinion, include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results, and cash flows for the interim date and period presented. Results for the nine months ended September 30, 2003, are not necessarily indicative of results for the entire fiscal year or for future years.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less when purchased to be cash equivalents.

Short-term investments

Short-term investments are investments purchased with maturities of longer than 90 days, but less than one year, held at a financial institution. Short-term investments are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debtand Equity Securities, and accordingly, those classified as held-to-maturity are carried at cost plus accrued interest.

The cost or amortized cost and estimated market value of investments at December 31, 2001 and 2002 are as follows:

December 31, 2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

US Treasury Bills	$31,792,797	$5,751	$—	$31,798,548
Corporate debt securities	1,715,182	6,925	(14,987)	1,707,120

Total	$33,507,979	$12,676	$(14,987)	$33,505,668

December 31, 2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Corporate debt securities	$3,070,350	$—	$(29,220)	$3,041,130

Total	$3,070,350	$—	$(29,220)	$3,041,130

No investments were held by the Company as of September 30, 2003. Proceeds from the maturity of investments were $3,831,610, $30,437,629 and $3,070,350 during the years ended December 31, 2001 and 2002, respectively, and the nine-month period ended September 30, 2003. The Company maintains a certificate of deposit, which has been pledged as collateral against a letter of credit supplied to the landlord on its principal location. As of December 31, 2001, 2002 and September 30,

2003, this certificate of deposit as $125,000 and has been classified as Other Assets on the accompanying consolidated balance sheets.

Property and equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Useful lives are estimated as follows:

Property and Equipment	Years

Computer equipment	3 years
Laboratory equipment	5 years
Manufacturing equipment	5 years
Office furniture and equipment	5 years
Leasehold improvements	Lesser of useful life or lease term

Fair value of financial instruments

The carrying amounts of Immunicon's financial instruments, which include cash equivalents, short-term investments, accounts payable, accrued expenses and long-term obligations, approximate their fair values.

Concentrations of credit risk and limited suppliers

The financial instruments that potentially subject Immunicon to concentrations of risk are cash and cash equivalents. Immunicon's cash and cash equivalents are maintained in three financial institutions in amounts that typically exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk in this area. It is the Company's practice to place its cash equivalents and short-term investments in money market accounts or high quality securities in accordance with a written policy approved by the Board of Directors.

Immunicon relies on a single supplier for a component of its instrument system. The failure of this supplier, including a subcontractor, to deliver on schedule could delay or interrupt delivery to customers and thereby adversely affect Immunicon's operating results.

Revenue recognition

In accordance with US Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, up-front non-refundable license fees are recorded as deferred revenue and recognized over the estimated term of the related agreement. Milestone payments have been deferred and are being amortized on a straight-line basis over the estimated development period. Amounts received for research and development in which the Company is reimbursed for its expenses are recorded as a reduction in research and development expense, as the related costs are incurred (see Note 7).

Research and development

Research and development costs are charged to expense as incurred.

Recapitalization

On June 15, 2000, the Company effected a 10-for-1 reverse stock split of all outstanding shares of Common stock, as well as for stock options and warrants to purchase Common stock. In addition, the conversion ratio for all series of Preferred stock were adjusted. All references in the accompanying financial statements to the number of shares and per share data have been retroactively restated to reflect the reverse stock split.

Stock-based compensation

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), which states that, for fixed plans, no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the Company's common stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's common stock at the grant date, the difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred compensation. Deferred compensation is amortized to compensation expense on a straight-line basis over the vesting period of the stock option. The Company has adopted the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123, which requires compensation expense to be disclosed based on the fair value of the options granted at the date of the grant (see Note 6).

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method required by SFAS No. 123, the Company would have reported the pro forma net loss amounts indicated below.

	Year Ended December 31,			(Unaudited) Nine-Month Period Ended September 30,
	2000	2001	2002	2002	2003

Net loss, as reported	$(6,954,141)	$(12,041,562)	$(18,321,130)	$(13,647,430)	$(12,787,108)
Add: Stock-based compensation expense included in reported net loss	25,964	35,725	57,282	51,032	220,612
Deduct: Stock-based compensation expense determined under minimum value method	(98,862)	(127,797)	(185,515)	(153,661)	(393,823)

Pro forma net loss	$(7,027,039)	$(12,133,634)	$(18,449,363)	$(13,750,059)	$(12,960,319)

Net loss per share (basic and diluted) as reported	$(11.60)	$(18.96)	$(28.16)	$(21.00)	$(18.40)

Pro forma	$(11.72)	$(19.10)	$(28.35)	$(21.00)	$(18.65)

Net loss per share

Basic and diluted net loss per common share is calculated in accordance with SFAS No. 128, Earnings Per Share ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of unrestricted common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented.

Anti-dilutive common shares not included in net loss attributable to common stockholders are summarized as follows:

				Nine-Month Period Ended September 30,
	Year Ended December 31,
				2002 (unaudited)
	2000	2001	2002		2003

Common stock options	309,700	568,670	819,876	781,405	1,280,418
Warrants	165,347	166,347	198,347	198,347	267,347
Convertible preferred stock	7,196,416	10,016,655	16,904,576	16,904,576	18,993,576

Total	7,671,463	10,751,572	17,922,799	17,884,328	20,541,341

Fully diluted shares outstanding for the years ended December 31, 2000, 2001, 2002 and the nine-month periods ended September 30, 2002 (unaudited) and 2003, would have been 7,795,914, 10,639,089, 17,555,239, 17,554,586 and 19,688,453, respectively.

Unaudited pro forma net loss per share

Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock and accrued dividends through each balance sheet date into shares of the Company's common stock effective upon the assumed closing of the Company's proposed initial offering as if such conversions had occurred at the date of original issuance. The Company's historical capital structure is not indicative of its prospective structure due to the automatic conversion of all shares of preferred stock into common stock concurrent with the closing of the Company's anticipated initial public offering. Accordingly, historical basic net loss per common share should not be used as an indicator of future earnings per common share.

The following table reconciles the weighted-average common shares used in the computation of basic and diluted net loss available to common stockholders per share to the unaudited pro forma net loss available to common stockholders:

	Year Ended December 31, 2002	Nine-Month Period Ended September 30, 2003

Basic and diluted weighted-average common shares outstanding	650,663	694,877
Effect of pro forma conversion of preferred stock (unaudited):
Series A Preferred Stock (unaudited)	1,003,970	1,003,970
Series B Preferred Stock (unaudited)	355,385	355,385
Series C Preferred Stock (unaudited)	444,000	444,000
Series D Preferred Stock (unaudited)	3,325,109	3,325,109
Series E Preferred Stock (unaudited)	4,588,612	4,588,612
Series F Preferred Stock (unaudited)	7,187,500	9,276,500

Pro forma weighted-average common shares outstanding (unaudited)	17,555,239	19,688,453

Disclosures about segments of an enterprise

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions regarding resource allocation and assessing performance. To date, Immunicon has viewed its operations and manages its business as principally one operating segment.

Income taxes

Deferred tax liabilities and assets are provided for differences between the book and tax bases of existing assets and liabilities and tax loss carryforwards and credits, using tax rates expected to be in effect in the years in which differences are expected to reverse. Valuation allowances are provided to the extent realization of tax assets is not considered likely.

New accounting pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are to be applied in fiscal years beginning after May 15, 2002; the provisions related to SFAS No. 13 are to be effective for transactions occurring after May 15, 2002; all other provisions of SFAS No. 145 are to be effective for financial statements issued on or after May 15, 2002. Early adoption of SFAS No. 145 is encouraged. The adoption of SFAS No. 145 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and replaces Emerging Issues Task Force ("EITF") No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs in a Restructuring). The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that SFAS No. 146 may have a prospective effect on our financial statements for costs associated with future exit or disposal activities the Company may undertake after September 30, 2003.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of FIN 45 has not had, nor do we believe it will have, a material impact on the Company's current or prospective financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, Accounting for Multiple-Element Revenue Arrangements ("EITF 00-21"). EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. EITF 00-21 applies to revenue arrangements entered into after June 30, 2003. We adopted this new accounting guidance effective July 1, 2003 and the adoption did not have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 addresses consolidation by business enterprises of variable interest entities, which have certain characteristics. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first interim or annual period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We currently have no entities which have these characteristics. The adoption of FIN 46 has not had, nor do we believe it will have, a material impact on our current or prospective financial statements.

3.    Property and equipment

Property and equipment are comprised of the following:

	December 31, 2001	December 31, 2002	September 30, 2003

Laboratory equipment	$1,444,511	$1,214,613	$1,313,160
Office furniture and equipment	512,849	570,883	573,782
Leasehold improvements	1,411,166	1,812,069	3,122,104
Manufacturing equipment	260,180	367,744	563,060
Computer equipment	838,188	960,832	1,145,780

Property and equipment, gross	4,466,894	4,926,141	6,717,886
Less Accumulated depreciation	(1,430,853)	(2,312,837)	(3,125,173)

Property and equipment, net	$3,036,041	$2,613,304	$3,592,713

Depreciation expense on property and equipment for the years ended December 31, 2000, 2001, 2002, and the nine-month period ended September 30, 2002 (unaudited) and 2003 was $447,993, $772,403, $894,880, $666,286 and $813,890, respectively (see also Note 5).

4.    Accrued expenses

Accrued expenses are comprised of the following:

	December 31, 2001	December 31, 2002	September 30, 2003

Salary related expense	$297,358	$330,839	$503,776
Clinical research and trial costs	268,124	616,710	546,193
Contracted research costs	143,578	130,265	276,227
Deferral loan premium	123,209	264,693	136,032
Accounting and legal fees	151,000	61,450	126,900
Leasehold improvements	—	110,000	129,234
Other	273,430	268,098	466,308

Accrued expenses	$1,256,699	$1,782,055	$2,184,670

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

5.    Long-term debt

As of September 30, 2003, the Company had an aggregate of $7,337,463 of bank debt outstanding under $15,450,000 of credit facilities with two lending institutions.

The first credit facility with the bank prior to the April 2003 borrowing (see below) consists of two separate lines of credit of $3,450,000 and $5,000,000, respectively. Collateral for these loans is a first lien on all assets of the Company except for the Company's intangible intellectual property and except for the assets pledged under the $5 million loan obtained in April 2003. Borrowings under the first credit facility are repayable over various periods ranging from 22 to 42 months and bear interest at the US Treasury note yield to maturity on the date of borrowing plus 300-basis points (8.00 to 9.74 percent).

On April 30, 2002, the Company obtained the credit facility of $5,000,000 referred to above and borrowed the full amount of the increase on May 2, 2002. This facility bears interest at 2 percentage points above the prime rate or 6.75%, whichever is greater. The loan is payable over the 36 month period ending April 2005.

In April 2003, the Company obtained $7 million in additional credit in the form of equipment lines of credit of $2 million and $5 million, respectively, from the bank and another lending institution. Interest on the $2 million loan is prime plus 4.25% with a minimum rate of 8.5% and is repayable over 36 months. The Company issued a warrant to purchase 13,750 shares of Series F Preferred Stock with an exercise price of $4.00 per share in connection with this loan (see Note 6). Collateral for this loan is a first lien on all assets of the Company except for the Company's intangible intellectual property and except for the assets pledged under the $5 million loan obtained in April 2003. As of September 30, 2003 all of the funds available under this credit facility has been borrowed. Interest on the second loan of $5 million is in the range of 8.25% to 9.25% and is repayable over 36 to 60 months. Collateral for this loan is a first lien on those assets specifically pledged under this line of credit and a subordinated lien on all assets of the Company except for the Company's intangible intellectual property. The Company issued a warrant to purchase 31,250 shares of common stock of the Company with an exercise price of $4.00 per share in connection with this loan (see Note 6). As of September 30, 2003 the Company had borrowed an aggregate of $2.9 million under this loan agreement.

As of December 31, 2001, 2002 and September 30, 2003, interest rates in effect were 8.00 - 9.74 percent, 6.75 - 9.74 percent and 6.75 - 9.33 percent, respectively.

The Company was in default of certain covenants in its loan agreements for the year ended December 31, 2002 and the nine-month period ended September 30, 2003. The Company has obtained appropriate waivers from the lender.

As of December 31, 2001, 2002, and September 30, 2003, the Company had $86,901, $42,420 and $6,918 of capital lease obligations outstanding, respectively. The capital leases are payable in fixed monthly payments of principal and interest, with interest at rates ranging from 11.9 percent to 12.5 percent.

Interest expense under these capital lease obligations amounted to $17,921, $13,378, $8,241, $6,697 and $2,409, for the years ended December 31, 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003.

Future principal payment obligations on long-term debt as of September 30, 2003 are as follows:

2003	$764,281
2004	3,199,779
2005	2,203,297
2006	988,101
2007	188,923

Total	7,344,381
Less—current portion	(3,141,636)

$4,202,745

6.    Stockholders' equity

Convertible preferred stock

As of September 30, 2003, the authorized and outstanding convertible preferred stock, by series, was as follows:

	September 30, 2003
Series	Shares authorized	Shares outstanding	Carrying amount	Liquidation value per share	Common stock equivalent

A	36,350	36,350	$363,500	$16.00	1,003,970
B	30,000	30,000	300,000	15.40	355,385
C	30,000	30,000	300,000	14.80	444,000
D	34,870,666	33,251,090	10,596,967	0.32	3,325,109
E	5,500,000	4,588,612	21,612,236	4.74	4,588,612
F	15,080,000	13,454,500	51,942,414	4.00	13,454,500

			$85,115,117		23,171,576

In the nine-month period ended September 30, 2003 and the year ended December 31, 2001, the Company sold 6,187,000 and 7,187,500 shares of Series F Convertible Preferred stock ("Series F"), respectively, at $4.00 per share. Proceeds to the Company were $24,671,049, net of $76,951 financing costs and $26,951,365, net of $1,798,635 in financing costs, respectively, as of September 30, 2003 and December 31, 2001. Further, in August 2003, the Company sold 80,000 Series F shares at $5 per share. Proceeds from this sale totaled $400,000. In connection with this sale of Series F shares, the Company entered into a License and Supply Agreement with a corporation. The Company recorded the $80,000 premium paid for these shares as deferred license revenue and amortizes it into income over the period of 2 years (see Note 7). The Series F shares are convertible into common stock at the rate of one common share for each Series F share.

In 2000, the Company sold 4,588,612 shares of Series E Convertible Preferred stock ("Series E") at $4.74 per share. Proceeds to the Company were $21,612,236, net of $137,785 in financing costs. The Series E shares are convertible into common stock at the rate of one common share for each Series E share.

In 1999, the Company sold 33,251,090 shares of Series D Convertible Preferred stock ("Series D") at $0.3218 per share. Proceeds to the Company were $10,596,967, net of $103,233 in financing costs.

The Series D shares are convertible into common stock at the rate of one common share for each ten Series D shares.

During fiscal 1989 and 1990, the Company sold Series A, B and C Convertible Preferred stock ("Series A, B and C") at $10 per share. The Series A, B and C stock were entitled to cumulative dividends at the annual rate of $.60 per share, if and when declared. As of December 31, 1998, cumulative dividends were $52,410. In connection with the sale of the Series D stock in 1999, no further dividends are to accrue on the Series A, B and C stock and no payments with respect to such accrued dividends will be made unless approved by a vote of 66.67 percent of the shares of the Series F, E and D holders.

The Series F, E and D stock have preferences in liquidation, on a pro-rata basis, to the Series A, B and C stock and common stock. The Series A, B and C have preferences in liquidation to the common stock.

At September 30, 2003, each share of Preferred Stock was convertible into common stock by dividing the liquidation price per share, along with any premium paid by the stated conversion price. The Series A, B, C, D, E and F shares have conversion prices of $0.5793, $1.30, $1.00, $3.22, $4.74 and $4.00, respectively, and have voting rights equal to the number of shares of common stock into which they are convertible.

The Series A, B, C, D, E and F stock may be converted into common stock at the holder's option and are automatically converted into common stock upon the completion of an initial public offering, as defined.

Stock options

Under the Immunicon Corporation 1999 Amended and Restated Stock Option Plan (the "Plan"), the stockholders authorized options to purchase up to 1,500,000 shares of common stock that may be granted to directors, employees and outside consultants. On January 19, 2001, December 12, 2001 and June 16, 2003, the Plan was further amended to increase the number of shares available under the Plan by 250,000, 1,550,000 and 600,000, respectively. As of September 30, 2003 and December 31, 2002 and 2001, the total number of options authorized under the Plan is 3,900,000, 3,300,000 and 3,300,000, respectively. Options are granted with exercise prices that approximate fair market value at the grant date as determined by Immunicon Corporation's board of directors and vest according to their terms, generally twenty percent per year over five years or fifty percent per year over two years. All options expire either five or ten years after the grant date.

Information relative to the Company's stock options is as follows:

	Options	Exercise price	Weighted average exercise price	Aggregate exercise price

Balance, January 1, 2000	810,302	$0.70—2.00	$1.26	$1,022,744
Granted	688,910	0.70—1.60	1.33	918,717
Exercised	(15,000)	0.70—2.00	1.72	(25,840)
Canceled	(89,700)	0.70—2.00	1.56	(139,500)

Balance, December 31, 2000	1,394,512	0.70—2.00	1.27	1,776,121
Granted	212,650	1.60	1.60	340,240
Exercised	(300)	0.70	0.70	(210)
Canceled	(47,300)	0.70—1.60	1.31	(61,860)

Balance, December 31, 2001	1,559,562	0.70—2.00	1.32	2,054,291
Granted	1,257,787	1.60	1.60	2,012,459
Exercised	(24,500)	0.70—1.60	0.86	(21,140)
Canceled	(126,303)	0.70—1.60	1.36	(172,116)

Balance, December 31, 2002	2,666,546	0.70—2.00	1.45	3,873,494
Granted	740,582	1.60—1.70	1.64	1,215,712
Exercised	(1,100)	0.70—1.60	1.67	(1,840)
Canceled	(43,000)	0.70—2.00	1.76	(75,640)

Balance, September 30, 2003	3,363,028	$0.70—2.00	$1.49	$5,011,726

The following table summarizes information relating to the Company's stock options at September 30, 2003:

Range of exercise price	Options outstanding	Outstanding weighted average remaining contractual life in years	Options exercisable

$0.70	454,310	6.06	351,246
$1.10	195,000	6.74	117,000
$1.60	2,139,715	8.35	546,523
$1.70	307,804	9.96	1,500
$2.00	266,199	3.20	264,149

	3,363,028		1,280,418

The Company accounts for options granted to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, under which no compensation cost has been recognized. Had compensation cost for options been determined consistent with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net loss would have increased by approximately $72,898, $92,072, $128,233, $102,629 and $173,211 for the years ended December 31, 2000, 2001 and 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003, respectively. The fair value of the options granted during 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003 were estimated at $0.35, $0.49, $0.36, $0.32 and $2.39 per share, respectively.

The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted average assumptions: risk-free interest rate of 6.18, 4.9, 4.0, 4.2, and 3.04 percent during 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003, respectively; an expected life of 5 years; and a dividend yield of zero.

Warrants

In connection with a loan obtained from affiliates in June 1998, the Company issued 50,000 warrants to purchase the Company's Common stock at an exercise price of $2.50 per share. On the date of issuance, these warrants were deemed to have nominal fair value. As of September 30, 2003, none of these warrants, which expire June 24, 2004, have been exercised.

In March 1999, in connection with the sale of Series D Preferred Stock, the Company issued warrants to purchase 720,000 shares of Series D Preferred Stock at an exercise price of $0.3218 per share. These warrants expire in March 2004.

In May 1999, the Company issued a warrant to purchase 194,200 shares of Series D Preferred Stock at an exercise price of $0.3218 per share in connection with obtaining a credit facility from a bank (see Note 5). In connection with these warrants, the Company recorded $15,036 of additional interest expense in 1999 representing the fair value of such warrants. In February 2000, the Company issued an additional warrant to purchase 155,376 shares of Series D Preferred Stock at an exercise price of $0.3218 per share in connection with obtaining an increase in borrowing capacity under the credit facility. In connection with these warrants, the Company recorded $6,250 of additional interest expense in 2000 representing the fair value of such warrants.

In January 2001, the Company issued a warrant to purchase 7,384 shares of Series E Preferred Stock at an exercise price of $4.74. In connection with these warrants, the Company recorded $7,484 of additional interest expense in 2001 representing the fair value of such warrants.

In May 2002 in connection with obtaining the $5,000,000 credit facility (see Note 5), the Company issued a warrant to purchase 25,000 shares of Series F Preferred Stock at an exercise price of $4.00. In connection with these warrants, the Company recorded $60,014 in 2002 as a prepaid asset representing the fair value of such warrants. The asset is being amortized over the life of the loan. As of September 30, 2003, unamortized portion of the asset amounted to $31,674. In fiscal year 2002 and the nine-month periods ended September 30, 2002 (unaudited) and 2003, the Company recorded $13,336, $8,335, and $15,004, respectively, as an expense representing amortization of this asset.

In April 2003, the Company obtained $7 million in additional credit in the form of equipment lines of credit from two lending institutions. The Company issued a warrant to purchase 13,750 shares of Series F Preferred Stock with an exercise price of $4.00 per share in connection with $2 million of this loan commitment. The Company issued a warrant to purchase 31,250 shares of common stock of the Company with an exercise price of $4.00 per share in connection with $5 million of this loan commitment. In connection with these warrants, the Company recorded $48,449 in 2003 as a prepaid asset representing the fair value of such warrants. The asset is being amortized over the life of the loans. As of September 30, 2003, unamortized portion of the asset amounted to $42,409. In the nine-month period ended September 30, 2003, the Company recorded $6,040 as an expense representing amortization of this asset.

The total number of warrants outstanding as of September 30, 2003, expressed on an as converted to common stock equivalent basis, is 319,347.

7.    Commitments and contingencies

Sponsored research and licensing agreements

In August 2000, the Company entered into a Development, License and Supply Agreement (the "Development Agreement") with Ortho Clinical Diagnostics, Inc. ("Ortho"), a subsidiary of Johnson and Johnson, Inc., whereby the Company licensed certain rights to its technology and assumed certain development obligations for its cancer diagnostic product candidates. In exchange Ortho agreed to market and distribute the Company's cancer diagnostic product candidates. On November 10, 2003, the Company executed an amendment to this agreement whereby all of rights and responsibilities of Ortho were transferred to Veridex LLC. In addition, the Company and Veridex re-negotiated certain clinical development milestones. The agreement has a term of 20 years and may be terminated earlier by either party under certain conditions. Immunicon is not aware of any intentions by Veridex to terminate the agreement.

In connection with the Development Agreement, Veridex made a $1.5 million up-front, non-refundable license fee payment to the Company. In addition, another subsidiary of Johnson and Johnson ("J&J sub") purchased $5 million of the Company's Series E Preferred Stock. Under this agreement, Veridex is obligated to pay us approximately 30% of their net sales from the sale of reagents, test kits, and certain other consumable products and disposable items. In addition, the Company will receive additional payments from Veridex if the Company achieves certain development and sales milestones as defined in the Development Agreement. In March 2001, January 2003 and May 2003, Veridex made three separate $500,000 and one $1,000,000 nonrefundable payments to the Company for the completion of certain of these milestones. The up-front license fee and the milestone payments have been deferred and are being amortized on a straight-line basis over the estimated development period from date of receipt through December 2003. In December 2001 and July 2003, J&J sub purchased $3 million and $3.3 million of Series F Preferred Stock, respectively.

The Company entered into a License and Supply Agreement ("License and Supply Agreement") with a corporation for development, manufacturing, marketing and sales of products incorporating their respective proprietary technologies. The term of the agreement is from August 14, 2003 through the life of the relevant patent rights, the latest of which expires in October 2017. In lieu of the upfront license fee, the corporation purchased 80,000 shares of Series F Preferred Stock at a premium price of $5 per share. The Company recorded the $80,000 premium as deferred license revenue and amortizes it into income over the period of the exclusive supply arrangement with the corporation, which is 2 years. As of September 30, 2003, the unamortized deferred license revenue related to this arrangement amounted to $75,000, and the Company recognized $5,000 revenue related to the arrangement herein.

The Company entered into a sponsored research agreement ("Sponsored Research Agreement") with a university on June 1, 1999. The term of the sponsored research agreement was from June 1, 1999 through May 31, 2002. The Company paid the university for research and development costs incurred during the research program, which was $190,000 per year for three years, or a total of $570,000. An initial payment of $47,500 was made upon the execution with subsequent, equal quarterly payments of $47,500 paid through the duration of the agreement.

The Company entered a licensing agreement ("Licensing Agreement") with a university on June 1, 1999 in an effort to develop licensed subject matter and identify future technologies. The technology developed relates to the isolation, enrichment and characterization of circulating epithelial cells, while determining their relationship to cancer disease states. The Company was granted a royalty bearing, exclusive license to use, manufacture and distribute licensed products developed as part of the licensing agreement with the university. The term of this agreement is for 15 years.

In consideration of the rights granted by the university, the Company will pay the university the following: A nonrefundable annual license maintenance royalty of $25,000, along with a royalty equal to one percent of net sales of licensed products. As of September 30, 2003, the Company has yet to manufacture any products developed as a result of the licensing agreement. In the event the Company pays a royalty to a third party for use of patented technology which materially enables the functionality of the university's developed technology, then the Company shall be entitled to receive a credit against royalties due the university in the amount of the third party royalty payments.

The Company reimbursed the university for all previously incurred patent related expenses. In addition, the Company is responsible for all fees associated with the patents filing and prosecuting, enforcing and maintaining the rights of the patented technology. In consideration for the rights granted by the university, the Company issued the university 20,000 shares of Common stock, which was valued at $14,980 and recorded as research and development expense.

In 1997 the Company entered into a license agreement with a university ("Netherlands Agreement") covering optical analysis of particles similar to cells and cell particles. In consideration of the rights granted by the university, the Company will pay the university a royalty equal to three percent of net sales of products covered by the licensed technology for which a valid patent exists or one and three-quarters percent (1.75%) of net sales of products covered by the licensed technology for which no valid patent exists. As of September 30, 2003, the Company has yet to manufacture any products developed as a result of the Netherlands Agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (continued)

Facility and capital leases

In 1999, the Company entered into a seven-year operating lease on its current headquarters office facility. The Company leased additional space in an adjacent facility in 2000 and in 2002. The lease was further amended effective October 1, 2003 to add additional space and extend the term of the lease through September 30, 2010. In total, the Company has approximately 41,500 square feet under lease at its headquarters. On April 1, 2002 the Company leased approximately 1,400 sq. ft. of office space in the Netherlands to support research activities. This lease expires on April 30, 2004. On October 1, 2002 the Company entered into a 22-month sublease agreement for approximately 582 sq. ft. of space in its existing office facility, which will end on July 31, 2004. Total rental income for the year ended December 31, 2002 and for the nine-month periods ended September 30, 2002 (unaudited) and 2003 was $1,027, $0 and $7,857, respectively. Anticipated rental income is $2,619 for the remaining three months of 2003 and $6,111 for 2004. Rent expense net of sublease rental income for all locations for years ended December 31, 2000, 2001 and 2002 and for the nine-month periods ended September 30, 2002 (unaudited) and 2003 was $267,324, $496,243, $579,247, $425,477 and $464,671, respectively.

The Company has two equipment leases which are recorded as capital leases. As of December 31, 2001, 2002 and September 30, 2003, the Company had $86,901, $42,420 and $6,918 of capital lease obligations outstanding, respectively. The capital leases are payable in fixed monthly payments of principal and interest, with interest at rates ranging from 11.9 percent to 12.5 percent and the net book value of the related property was $46,398, $9,229 and $0 at December 31, 2001, 2002 and September 30, 2003, respectively. Amortization of assets recorded under capital leases is included with depreciation expense (see also Note 5).

Leasehold improvements

As noted above, the Company amended its facility lease to add additional 8,150 square feet of office space. The estimated renovation cost for the expanded space is $1 million.

Employment contracts

On March 20, 2003 the Company entered into employment contracts with its Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer ("Named Employees"). The contracts require that the Company continue salary and benefits for the Named Employees for a period of one year as well as accelerate any unvested options if any of the Named Employees is terminated, except for Good Reason or in the event of a Change of Control, as defined in the contracts.

Future minimum lease payments under the capital and operating leases as of September 30, 2003 are as follows:

For year ended December 31,	Capital	Operating

2003	$4,941	$166,037
2004	2,177	704,863
2005	—	721,642
2006	—	742,389
2007	—	755,190
2008 and thereafter	—	2,116,245

Total minimum lease payments	7,118	$5,206,366

Amount representing interest	200

Present value of future minimum lease payments	6,918
Less: current portion	6,918

Long-term capital lease obligation	$—

8.    Defined contribution plan

The Company maintains a defined contribution benefit plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan ("Plan") covers all full-time employees of the Company that are at least 21 years of age and have completed three months of service. The Company matches 20 percent of the first two percent of the participant's elected salary deferral. For the years ended December 31, 2000, 2001, 2002, and the nine-month periods ended September 30, 2002 (unaudited) and 2003, the Company contributed $6,371, $11,244, $15,888, $11,207, and $13,647, respectively, to the Plan.

9.    Income taxes

The Company follows SFAS No. 109, Accounting for Income Taxes, which requires the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to temporary differences between the financial statement ("GAAP") carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating losses and tax credit carryforwards, for years in which taxes are expected to be paid or recovered.

In the years from December 31, 1999 through September 30, 2003, the Company has significant federal and state net operating losses (NOL's) available to offset future taxable income. As of September 30, 2003, the Company has federal NOL's of $56,239,646, which begin to expire in 2005. Since the Company has not yet achieved profitability, management believes the deferred tax assets for the aforementioned years does not satisfy the realization criteria set forth in SFAS No. 109 and has therefore recorded a full valuation allowance against the deferred tax asset.

It should be noted that the availability and/or utilization of the NOL carryforward against future taxable income, if any, may be limited as a result of certain changes in ownership that may have occurred or may occur in future periods.

No current or deferred income tax expense (benefit) has been recorded for all periods presented.

The sources of income/(loss) before the provision for income taxes are listed below:

	December 31, 2000	December 31, 2001	December 31, 2002	September 30, 2002	September 30, 2003

US	$(6,954,141)	$(12,041,562)	$(18,033,846)	$(13,606,309)	$(12,573,813)
Foreign	—	—	(287,284)	(41,121)	(213,295)

Income/(loss) before provision for income taxes	$(6,954,141)	$(12,041,562)	$(18,321,130)	$(13,647,430)	$(12,787,108)

A reconciliation of the statutory federal income tax expense (benefit) is listed below:

	December 31, 2000	December 31, 2001	December 31, 2002	September 30, 2002	September 30, 2003

Statutory income tax benefit	$(2,433,949)	$(4,214,547)	$(6,412,396)	$(4,776,601)	$(4,475,487)
State benefit, net of federal	(451,324)	(781,497)	(1,189,041)	(885,718)	(829,883)
Permanent items	21,652	10,984	20,150	—	89,012
Change in valuation allowance	3,090,858	4,985,060	8,428,133	5,662,319	5,478,733
R&D Credit	(227,237)	—	(846,846)	—	(262,375)

Total provision/(benefit)	$—	$—	$—	$—	$—

The provision for income taxes is summarized as follows:

	December 31, 2000	December 31, 2001	December 31, 2002	September 30, 2002	September 30, 2003

Current
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Total Current	—	—	—	—	—

Deferred
Federal	(2,639,534)	(4,203,563)	(7,239,092)	(4,776,601)	(4,648,850)
State	(451,324)	(781,497)	(1,189,041)	(885,718)	(829,883)
Total Deferred	(3,090,858)	(4,985,060)	(8,428,133)	(5,662,319)	(5,478,733)
Change in valuation allowance	(3,090,858)	4,985,060	8,428,133	(5,662,319)	5,478,733

Total provision for income taxes	$—	$—	$—	$—	$—

The tax effect of the temporary differences that give rise to deferred income tax assets and liabilities are listed below:

	December 31, 2001	December 31, 2002	September 30, 2003

Deferred tax assets
Sec. 481-Cash to accrual	$1,005,084	—	—
Accrued expenses	6,647	$6,647	$69,194
Deferred income	207,450	284,233	742,305
Research & development credit (Federal)	597,648	1,444,494	1,706,869
Net operating losses	9,932,366	18,564,368	23,333,829

Total deferred tax assets	11,749,195	20,299,742	25,852,197

Deferred tax liabilities
Depreciation and amortization	(81,887)	(204,301)	(278,022)

Total deferred tax liabilities	(81,887)	(204,301)	(278,022)

Net deferred tax assets	11,667,308	20,095,441	25,574,175

Federal	9,935,792	17,178,060	21,840,851
State	1,731,516	2,917,381	3,733,324

Total	11,667,308	20,095,441	25,574,175
Valuation allowance	(11,667,308)	(20,095,441)	(25,574,175)

Recorded deferred tax asset/(liability)	$—	$—	$—

10.    Related party transactions

The Company had a receivable from an employee of the Company in the amount of $20,000 as of December 31, 2001 and 2002 and $0 as of September 30, 2003. The loan was made in June 2001 and matured on the earlier of December 26, 2002 or the date the employee refinanced his mortgage on his residence. The loan accrued interest at 8% annually. The full amount due, including interest of $2,733, was paid in full on March 18, 2003.

In June 2002 the Company accepted a note from an employee for $19,300 in payment for the proceeds of the exercise of stock options for 22,000 common shares. The note is secured by the shares, bears interest of 4% per annum and is repayable on the earlier of August 1, 2004, sixty days following the successful completion on an initial public offering of the common stock of Immunicon or sixty days following the sale of Immunicon. The Company recorded the note as a reduction in Stockholders' equity.

11.    Supplemental expense information

The supplemental expense information below provides additional information about the amounts recorded as research and development expenses and general and administrative expenses in the accompanying statements of operations:

Research and development expenses

Research and development expenses are comprised of the following:

	Year Ended December 31,			Nine-Month Period Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)

Salaries, benefits and taxes	$2,349,532	$4,283,380	$6,132,220	$4,419,232	$5,253,496
Laboratory supplies and expenses	556,986	925,095	1,401,755	1,040,340	1,659,508
Instrument development costs	230,889	1,035,251	3,057,232	2,444,367	1,489,617
Clinical trial expenses	514,210	1,713,024	2,167,410	1,753,755	632,764
Contracted research costs	982,510	928,871	1,235,138	877,616	1,292,229
All others	475,200	1,607,112	1,802,889	1,423,427	1,126,439

	$5,109,327	$10,492,733	$15,796,644	$11,958,737	$11,454,053

General and administrative expenses

General and administrative expenses are comprised of the following:

	Year Ended December 31,			Nine-Month Period Ended September 30,
	2000	2001	2002	2002	2003
				(Unaudited)

Salaries, benefits and taxes	$1,176,744	$1,086,853	$1,412,724	$988,326	$1,340,816
Depreciation expense	447,992	772,403	894,880	666,286	813,890
Legal and professional fees	597,494	612,896	890,176	700,359	678,723
All others	303,916	189,897	365,868	362,478	351,497

	$2,526,146	$2,662,049	$3,563,648	$2,717,449	$3,184,926

12.    Quarterly financial data (unaudited)

The following table presents unaudited quarterly financial data. These quarterly results of operations for the periods shown are not necessarily indicative of future results of operations.

	Net loss	Net loss available to common shareholders per share basic and diluted

Year ended December 31, 2001
First quarter	$(2,510,483)	$(3.97)
Second quarter	(2,748,479)	$(4.33)
Third quarter	(3,341,364)	$(5.26)
Fourth quarter	(3,441,236)	$(5.42)
Year ended December 31, 2002
First quarter	(4,442,052)	$(6.99)
Second quarter	(4,503,009)	$(6.98)
Third quarter	(4,638,868)	$(7.03)
Fourth quarter	(4,737,201)	$(7.17)
Nine months ended September 30, 2003
First quarter	(4,340,718)	$(6.57)
Second quarter	(3,827,305)	$(5.56)
Third quarter	(4,619,085)	$(6.43)

13.    Subsequent event

In November 2003, the Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of its common stock in connection with a proposed initial public offering. Subsequent to September 30, 2003 the Company granted options to purchase 434,900 shares of common stock to certain employees and consultants under the Plan with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In the fourth quarter of 2003 the Company expects to record deferred compensation related to these grants. This deferred compensation of $2,197,761 will be amortized to stock-based compensation expense over the vesting period of the options, generally four years, using the straight-line method.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount

SEC registration fee		$6,978
NASD filing fee		9,125
Nasdaq National Market listing fee		100,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*To be filed by amendment.

Item 14.    Indemnification of directors and officers

The registrant's certificate of incorporation permits indemnification to the fullest extent permitted by Delaware law. The registrant's bylaws require the registrant to indemnify any person who was or is an authorized representative of the registrant, and who was or is a party or is threatened to be made by a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against judgments, penalties, fines and amounts paid in settlement and expenses actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to any criminal third party proceedings) had no reasonable cause to believe such conduct was unlawful. The registrant shall also indemnify any person who was or is an authorized representative of the registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the registrant's bylaws as to expenses actually and reasonably incurred to the extent that an authorized representative of the registrant had been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers, and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.

Item 15.    Recent sales of unregistered securities

During the last three fiscal years, we have issued and sold the following securities:

  1.
  As of September 30, 2003, we had granted and issued options to purchase 2,899,929 shares of our common stock, at a weighted average exercise price of $1.55, pursuant to our equity compensation plan.

  2.
  As of September 30, 2003, we had issued an aggregate of 40,900 shares of our common stock upon the exercise of stock options granted pursuant to our equity compensation plan, at an aggregate exercise price of $49,030.

  3.
  As of September 30, 2003, we had issued an aggregate of 56,250 shares of our common stock to our directors who elected to receive shares of common stock in lieu of cash compensation.

  4.
  In December 2000, we issued a warrant to purchase 7,384 shares of our Series E preferred stock at an exercise price of $4.74 per share.

  5.
  In August 2001, we issued warrants to purchase an aggregate of 12,000 shares of our common stock at an exercise price of $1.60 per share.

  6.
  In December 2001, we sold an aggregate of 7,187,500 shares of our Series F preferred stock for an aggregate purchase price of $28,750,000.

  7.
  In April 2002, we issued a warrant to purchase 25,000 shares of our Series F preferred stock at an exercise price of $4.00 per share.

  8.
  In August 2002, we issued warrants to purchase an aggregate of 34,000 shares of our common stock at an exercise price of $1.60 per share.

  9.
  In April 2003, we issued a warrant to purchase 13,750 shares of our Series F preferred stock at an exercise price of $4.00 per share.

  10.
  In April 2003, we issued a warrant to purchase 31,250 shares of our common stock at an exercise price of $4.00 per share.

  11.
  In May 2003, we issued a warrant to purchase 10,000 shares of our common stock at an exercise price of $4.00 per share.

  12.
  In May 2003, we issued warrants to purchase an aggregate of 24,000 shares of our common stock at an exercise price of $1.60 per share.

  13.
  In June 2003, we sold an aggregate of 6,187,000 shares of our Series F preferred stock at an aggregate purchase price of $24,748,000.

  14.
  In August 2003, we sold 80,000 shares of our Series F preferred stock at an aggregate purchase price of $400,000.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) thereof or Regulation D, or another applicable exemption of the Securities Act as transactions by an issuer not involving any public offering. In addition, certain issuances described in Items 1, 2 and 3 were deemed exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under the Securities Act. The recipients of securities in each such transaction represented to us their intentions to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us and otherwise, to information about us.

Item 16.    Exhibits

Exhibit number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Immunicon Corporation to be filed and to become effective upon completion of this offering.
3.2*	Form of Bylaws of Immunicon Corporation to become effective upon completion of this offering.
4.1*	Form of Immunicon Corporation Common Stock Certificate.
5.1*	Opinion of Morgan, Lewis & Bockius LLP.
10.1	Form of Warrant to Purchase Stock issued by Immunicon Corporation to Silicon Valley Bank and accompanying schedule.
10.2	Form of First Amendment to Warrant to Purchase Stock between Immunicon Corporation and Silicon Valley Bank and accompanying schedule.
10.3	Form of Series D Preferred Stock Purchase Warrant issued by Immunicon Corporation on March 15, 1999 and accompanying schedule.
10.4	Form of Common Stock Purchase Warrant issued by Immunicon Corporation and accompanying schedule.
10.5	Form of Common Stock Purchase Warrant, issued by Immunicon Corporation on July 1, 1998 and accompanying schedule.
10.6	Warrant to Purchase 31,250 Shares of Common Stock, issued by Immunicon Corporation on April 28, 2003 to General Electric Capital Corporation.

10.7	Second Amended and Restated Investors' Rights Agreement, dated December 13, 2001, among Immunicon Corporation and the parties set forth therein.
10.8	Amendment to Second Amended and Restated Investors' Rights Agreement, dated March 6, 2003, among Immunicon Corporation and the parties set forth therein.
10.9	Second Amendment to Second Amended and Restated Investors' Rights Agreement, dated June 30, 2003, among Immunicon Corporation and the parties set forth therein.
10.10	Loan and Security Agreement, dated April 30, 2002, among Immunicon Corporation, its subsidiaries and Silicon Valley Bank.
10.11	Form of Negative Pledge Agreement, dated April 30, 2002, among Immunicon Corporation, its subsidiaries and Silicon Valley Bank, and accompanying schedule.
10.12	Amendment to Loan and Security Agreement, dated April 28, 2003, among Immunicon Corporation, its subsidiaries and Silicon Valley Bank.
10.13	Master Security Agreement, dated April 15, 2003, between Immunicon Corporation and General Electric Capital Corporation.
10.14	Amendment to Master Security Agreement, dated April 15, 2003, between Immunicon Corporation and General Electric Capital Corporation.
10.15	Registration Rights Agreement, dated May 14, 1999, between Immunicon Corporation and Silicon Valley Bank.
10.16	Registration Rights Agreement, dated January 31, 2000, between Immunicon Corporation and Silicon Valley Bank.
10.17	Registration Rights Agreement, dated December 23, 2000, between Immunicon Corporation and Silicon Valley Bank.
10.18	Registration Rights Agreement, dated April 28, 2003, between Immunicon Corporation and Silicon Valley Bank.
10.19	Registration Rights Agreement, dated April 28, 2003, between Immunicon Corporation and GE Capital Corporation
10.20	Agreement of Lease, dated August 20, 1999, between Immunicon Corporation and Masons Mill Partners, L.P.
10.21	First Amendment to Agreement of Lease, dated August 20, 1999, between Immunicon Corporation and Masons Mill Partners, L.P.
10.22	Second Amendment to Agreement of Lease, dated September 19, 2000, between Immunicon Corporation and Masons Mill Partners, L.P.
10.23	Confirmation of Lease Term, dated November 17, 2000, between Immunicon Corporation and Masons Mill Partners, L.P.
10.24	Third Amendment to Agreement of Lease, dated April 24, 2002, between Immunicon Corporation and Masons Mill Partners, L.P.
10.25	Fourth Amendment to Agreement of Lease, dated September 30, 2002, between Immunicon Corporation and Masons Mill Partners, L.P.

10.26	Fifth Amendment to Agreement of Lease, dated September 25, 2003, between Immunicon Corporation and Masons Mill Partners, L.P.
10.27**	Development, License and Supply Agreement, dated August 17, 2000, between Immunicon Corporation and Ortho-Clinical Diagnostics, Inc.
10.28**	Amendment to Development, License and Supply Agreement, dated December 10, 2002, between Immunicon Corporation and Ortho-Clinical Diagnostics, Inc.
10.29**	Letter agreement regarding Development, License and Supply Agreement, dated November 10, 2003, between Immunicon Corporation and Veridex, LLC.
10.30**	License and Supply Agreement, dated August 14, 2003, between Immunicon Corporation and Research and Diagnostic Systems, Inc.
10.31**	Master Supply Agreement, dated November 19, 2002, between Immunicon Corporation and Astro Instrumentation, LLC.
10.32**	Non-Exclusive License and Supply Agreement, dated as of November 1, 2003, between Immunicon Corporation and Molecular Probes, Inc.
10.33**	Agreement, dated February 10, 2003, between Immunicon Corporation and Pfizer Inc.
10.34	Master Services Agreement, dated December 17, 2002, between Immunicon Corporation and Igeneon Krebs-Immuntherapie Forschungs-und Entwicklungs-AG.
10.35**	Exclusive License Agreement, dated June 21, 1999, between Immunicon Corporation and the Board of Regants of the University of Texas System.
10.36**	License Agreement, dated April 1, 1997, between Immunivest Corporation and Twente University.
10.37**	Technology Development Agreement, dated April 1, 1997, between Immunicon Corporation and University of Twente.
10.38	Letter agreement, dated April 15, 2003, between Immunicon Corporation and Edward L. Erickson.
10.39	Letter agreement, dated April 15, 2003, between Immunicon Corporation and James G. Murphy.
10.40	Letter agreement, dated April 15, 2003, between Immunicon Corporation and Leon W.M.M. Terstappen, M.D., Ph.D.
10.41	Consulting Agreement, dated January 10, 2000, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.42	Letter agreement, dated February 21, 2002, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.43	Letter agreement, dated September 16, 2002, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.44	Letter Agreement, dated November 18, 2003, between Immunicon Corporation and Paul A. Liberti, Ph.D.

10.45*	Immunicon Corporation Amended and Restated Equity Compensation Plan.
10.46*	Immunicon Corporation 2004 Employee Stock Purchase Plan.
21.1	Subsidiaries of Immunicon Corporation.
23.1	Consent of Deloitte & Touche LLP.
23.2*	Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

*
To be supplied by amendment.

**
Certain information in these exhibits has been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Huntingdon Valley, in the Commonwealth of Pennsylvania, on December 5, 2003.

IMMUNICON CORPORATION
By:	/s/ EDWARD L. ERICKSON Edward L. Erickson Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Edward L. Erickson, James G. Murphy and James L. Wilcox as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, in connection with or related to the offering contemplated by this registration statement, if any, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby confirming such persons' signature as it may be signed by said attorney-in-fact and agent to any and all amendments to this registration statement or any such related registration statements, and granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated.

Signature	Title	Date

/s/ EDWARD L. ERICKSON Edward L. Erickson	Chairman, President and Chief Executive Officer (Principal Executive Officer)	December 5, 2003
/s/ JAMES G. MURPHY James G. Murphy	Senior Vice President, Finance and Administration, and Chief Financial Officer (Principal Financial and Accounting Officer)	December 5, 2003

/s/ JONATHAN COOL Jonathan Cool	Director	December 5, 2003
/s/ J. WILLIAM FREYTAG J. William Freytag, Ph.D.	Director	December 5, 2003
/s/ BRIAN J. GEIGER Brian J. Geiger	Director	December 5, 2003
/s/ ANN HANHAM Ann Hanham, Ph.D.	Director	December 5, 2003
/s/ ZOLA P. HOROVITZ Zola P. Horovitz	Director	December 5, 2003
/s/ ALLEN J. LAUER Allen J. Lauer	Director	December 5, 2003
/s/ MARC OSTRO Marc Ostro, Ph.D.	Director	December 5, 2003
/s/ SETH A. RUDNICK Seth A. Rudnick, M.D.	Director	December 5, 2003
/s/ ELIZABETH E. TALLETT Elizabeth E. Tallett	Director	December 5, 2003

Exhibit index

Exhibit number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Immunicon Corporation to be filed and to become effective upon completion of this offering.
3.2*	Form of Bylaws of Immunicon Corporation to become effective upon completion of this offering.
4.1*	Form of Immunicon Corporation Common Stock Certificate.
5.1*	Opinion of Morgan, Lewis & Bockius LLP.
10.1	Form of Warrant to Purchase Stock issued by Immunicon Corporation to Silicon Valley Bank and accompanying schedule.
10.2	Form of First Amendment to Warrant to Purchase Stock between Immunicon Corporation and Silicon Valley Bank and accompanying schedule.
10.3	Form of Series D Preferred Stock Purchase Warrant issued by Immunicon Corporation on March 15, 1999 and accompanying schedule.
10.4	Form of Common Stock Purchase Warrant issued by Immunicon Corporation and accompanying schedule.
10.5	Form of Common Stock Purchase Warrant, issued by Immunicon Corporation on July 1, 1998 and accompanying schedule.
10.6	Warrant to Purchase 31,250 Shares of Common Stock, issued by Immunicon Corporation on April 28, 2003 to General Electric Capital Corporation.
10.7	Second Amended and Restated Investors' Rights Agreement, dated December 13, 2001, among Immunicon Corporation and the parties set forth therein.
10.8	Amendment to Second Amended and Restated Investors' Rights Agreement, dated March 6, 2003, among Immunicon Corporation and the parties set forth therein.
10.9	Second Amendment to Second Amended and Restated Investors' Rights Agreement, dated June 30, 2003, among Immunicon Corporation and the parties set forth therein.
10.10	Loan and Security Agreement, dated April 30, 2002, among Immunicon Corporation, its subsidiaries and Silicon Valley Bank.
10.11	Form of Negative Pledge Agreement, dated April 30, 2002, among Immunicon Corporation, its subsidiaries and Silicon Valley Bank, and accompanying schedule.
10.12	Amendment to Loan and Security Agreement, dated April 28, 2003, among Immunicon Corporation, its subsidiaries and Silicon Valley Bank.
10.13	Master Security Agreement, dated April 15, 2003, between Immunicon Corporation and General Electric Capital Corporation.
10.14	Amendment to Master Security Agreement, dated April 15, 2003, between Immunicon Corporation and General Electric Capital Corporation.
10.15	Registration Rights Agreement, dated May 14, 1999, between Immunicon Corporation and Silicon Valley Bank.
10.16	Registration Rights Agreement, dated January 31, 2000, between Immunicon Corporation and Silicon Valley Bank.
10.17	Registration Rights Agreement, dated December 23, 2000, between Immunicon Corporation and Silicon Valley Bank.
10.18	Registration Rights Agreement, dated April 28, 2003, between Immunicon Corporation and Silicon Valley Bank.
10.19	Registration Rights Agreement, dated April 28, 2003, between Immunicon Corporation and GE Capital Corporation
10.20	Agreement of Lease, dated August 20, 1999, between Immunicon Corporation and Masons Mill Partners, L.P.
10.21	First Amendment to Agreement of Lease, dated August 20, 1999, between Immunicon Corporation and Masons Mill Partners, L.P.
10.22	Second Amendment to Agreement of Lease, dated September 19, 2000, between Immunicon Corporation and Masons Mill Partners, L.P.
10.23	Confirmation of Lease Term, dated November 17, 2000, between Immunicon Corporation and Masons Mill Partners, L.P.
10.24	Third Amendment to Agreement of Lease, dated April 24, 2002, between Immunicon Corporation and Masons Mill Partners, L.P.
10.25	Fourth Amendment to Agreement of Lease, dated September 30, 2002, between Immunicon Corporation and Masons Mill Partners, L.P.
10.26	Fifth Amendment to Agreement of Lease, dated September 25, 2003, between Immunicon Corporation and Masons Mill Partners, L.P.
10.27**	Development, License and Supply Agreement, dated August 17, 2000, between Immunicon Corporation and Ortho-Clinical Diagnostics, Inc.
10.28**	Amendment to Development, License and Supply Agreement, dated December 10, 2002, between Immunicon Corporation and Ortho-Clinical Diagnostics, Inc.
10.29**	Letter agreement regarding Development, License and Supply Agreement, dated November 10, 2003, between Immunicon Corporation and Veridex, LLC.
10.30**	License and Supply Agreement, dated August 14, 2003, between Immunicon Corporation and Research and Diagnostic Systems, Inc.
10.31**	Master Supply Agreement, dated November 19, 2002, between Immunicon Corporation and Astro Instrumentation, LLC.
10.32**	Non-Exclusive License and Supply Agreement, dated as of November 1, 2003, between Immunicon Corporation and Molecular Probes, Inc.
10.33**	Agreement, dated February 10, 2003, between Immunicon Corporation and Pfizer Inc.
10.34	Master Services Agreement, dated December 17, 2002, between Immunicon Corporation and Igeneon Krebs-Immuntherapie Forschungs-und Entwicklungs-AG.
10.35**	Exclusive License Agreement, dated June 21, 1999, between Immunicon Corporation and the Board of Regants of the University of Texas System.
10.36**	License Agreement, dated April 1, 1997, between Immunivest Corporation and Twente University.
10.37**	Technology Development Agreement, dated April 1, 1997, between Immunicon Corporation and University of Twente.
10.38	Letter agreement, dated April 15, 2003, between Immunicon Corporation and Edward L. Erickson.
10.39	Letter agreement, dated April 15, 2003, between Immunicon Corporation and James G. Murphy.
10.40	Letter agreement, dated April 15, 2003, between Immunicon Corporation and Leon W.M.M. Terstappen, M.D., Ph.D.
10.41	Consulting Agreement, dated January 10, 2000, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.42	Letter agreement, dated February 21, 2002, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.43	Letter agreement, dated September 16, 2002, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.44	Letter Agreement, dated November 18, 2003, between Immunicon Corporation and Paul A. Liberti, Ph.D.
10.45*	Immunicon Corporation Amended and Restated Equity Compensation Plan.
10.46*	Immunicon Corporation 2004 Employee Stock Purchase Plan.
21.1	Subsidiaries of Immunicon Corporation.
23.1	Consent of Deloitte & Touche LLP.
23.2*	Consent of Morgan, Lewis & Bockius LLP (to be included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).

*
To be supplied by amendment.

**
Certain information in these exhibits has been omitted and will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

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  Prospectus summary
  The offering
  Summary consolidated financial data
  Risk factors
  Forward-looking statements
  Use of proceeds
  Dividend policy
  Capitalization
  Dilution
  Selected consolidated financial data
  Management's discussion and analysis of financial condition and results of operations
  Business
  Scientific advisory board
  Management
  Certain relationships and related party transactions
  Principal stockholders
  Description of capital stock
  Shares eligible for future sale
  Underwriting
  Legal matters
  Experts
  Where you can find additional information
  Part II